EXECUTION VERSION
EXHIBIT 10.1

2019 Second Amended and Restated Credit Agreement (5-Year Revolving Loan)
by and between
CoBank, ACB,
as Joint Lead Arranger, Administrative Agent and Bid Agent,
Coöperatieve Rabobank U.A., New York Branch
and
Sumitomo Mitsui Banking Corporation,
as Syndication Agents,

Coöperatieve Rabobank U.A., New York Branch;
Sumitomo Mitsui Banking Corporation;
Bank of America, N.A.;
BMO Harris Bank, N.A.;
The Bank of Tokyo-Mitsubishi UFJ, Ltd.;
U.S. Bank, National Association;
Wells Fargo Securities, LLC
and
SunTrust Robinson Humphrey, Inc.,
as Joint Lead Arrangers,

the Syndication Parties party hereto from time to time,
and
CHS INC.
dated as of July 16, 2019
CoBank, ACB,
Coöperatieve Rabobank U.A., New York Branch
and
Sumitomo Mitsui Banking Corporation,
as Co-Bookrunners

v

TABLE OF CONTENTS

Page
16.25	More Restrictive Covenants	68
16.26	LLC Divisions	69
16.27	Amendment and Restatement of the Existing Credit Agreement	69
16.28	No Advisory or Fiduciary Relationship	70
16.29	Acknowledgement and Consent to Bail-In of EEA Financial Institutions	70
16.30	Terms Generally	71

EXHIBITS
Exhibit 1A	Closing Date Letters of Credit
Exhibit 1B	Compliance Certificate
Exhibit 1C	List of Subsidiaries
Exhibit 2.3	5-Year Borrowing Notice
Exhibit 2.4	5-Year Facility Note Form
Exhibit 2.9	Form of Adoption Agreement
Exhibit 3.2	Bid Request Form
Exhibit 3.3	Bid Form
Exhibit 3.4	Bid Selection Notice
Exhibit 5.1	Conversion or Continuation Notice
Exhibit 9.3	Litigation
Exhibit 9.8	Payment of Taxes
Exhibit 9.10	Employee Benefit Plans
Exhibit 9.11	Equity Investments
Exhibit 9.14	Environmental Compliance
Exhibit 9.23	Labor Matters and Agreements
Exhibit 12.8(f)	Existing Investments
Exhibit 15.27	Assignment and Assumption
Exhibit 15.28	Closing Date Voting Participants
Exhibit 15.29	Wire Instructions
Exhibit 15.31A	U.S. Tax Compliance Certificate (for Non-US Lenders that are Not Partnerships for U.S. Federal Income Tax Purposes)
Exhibit 15.31B	U.S. Tax Compliance Certificate (for Non-US Participants that are Not Partnerships for U.S. Federal Income Tax Purposes)
Exhibit 15.31C	U.S. Tax Compliance Certificate (for Non-US Participants that are Partnerships for U.S. Federal Income Tax Purposes)
Exhibit 15.31D	U.S. Tax Compliance Certificate (for Non-US Lenders that are Partnerships for U.S. Federal Income Tax Purposes)
Schedule 1	Syndication Parties and Individual Commitments
Schedule 2	Applicable Margins; Facility Fee Factors

2019 SECOND AMENDED AND RESTATED CREDIT AGREEMENT
(5-Year Revolving Loan)
THIS 2019 SECOND AMENDED AND RESTATED CREDIT AGREEMENT (5-Year Revolving Loan) (“Credit Agreement”) is entered into as of the 16th day of July, 2019, by and between COBANK, ACB (“CoBank”) for its own benefit as a Syndication Party, and as the Administrative Agent for the benefit of the present and future Syndication Parties (in that capacity, “Administrative Agent”), the Syndication Parties identified on Schedule 1 hereto, and CHS INC., a cooperative corporation formed under the laws of the State of Minnesota, whose address is 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077 (“Borrower”).
WHEREAS, Borrower has requested, among other things, that the Syndication Parties (a) extend the “Revolver” under the existing 2015 Credit Agreement (5-Year Revolving Loan) (the “Existing Credit Agreement”) dated as of September 4, 2015 by and among CoBank, the syndication parties party thereto and Borrower, in an aggregate principal amount of $2,750,000,000, with the proceeds to be used by Borrower (i) to fund working capital requirements, (ii) for general corporate purposes, including funding capital expenditures, (iii) to support the issuance of letters of credit, and (iv) to pay off Overnight Advances (at the request of either Borrower or the Overnight Lender), (b) extend the existing 5-Year Maturity Date to July 16, 2024 and (c) make certain other modifications to the Existing Credit Agreement.
NOW THEREFORE, in consideration of the mutual covenants and agreements herein, the parties hereto agree as follows.
Article 1.
DEFINED TERMS
As used in this Credit Agreement, the following terms shall have the meanings set forth below (and such meanings shall be equally applicable to both the singular and plural form of the terms defined, as the context may require):
5-Year Advance: shall have the meaning set forth in Section 2.1.
5-Year Availability Period: means the period from the Closing Date until the 5-Year Maturity Date or such later date as may be applicable with respect to 5-Year Advances made pursuant to Section 4.4 hereof.
5-Year Borrowing Notice: shall have the meaning set forth in Section 2.3.
5-Year Commitment: means $2,750,000,000, subject to (a) reduction as provided in Section 2.8 hereof and (b) increase as provided in Section 2.9 hereof.
5-Year Facility: means the loan facility made available to Borrower under Article 2 of this Credit Agreement.
5-Year Facility Fee: shall have the meaning set forth in Subsection 5.5.1.
5-Year Facility Fee Factor: means the 5-Year Facility Fee Factor determined as set forth in Schedule 2 hereto and Section 5.6 hereof.
5-Year Facility Note: shall have the meaning set forth in Section 2.4. 5-Year Funding Notice: shall have the meaning set forth in Section 2.3.
5-Year Margin: means the 5-Year Margin determined for Base Rate Loans or LIBO Rate Loans, as applicable, in each case as set forth in Schedule 2 hereto and Section 5.6 hereof.
5-Year Maturity Date: means July 16, 2024.
Additional Costs: shall have the meaning set forth in Section 16.12.
Additional Provision: shall have the meaning set forth in Section 16.25.
Adjusted Consolidated Funded Debt: means Consolidated Funded Debt, plus the net present value of all rentals payable under Operating Leases of Borrower and its Consolidated Subsidiaries as discounted by a rate of 8.0% per annum.
Administrative Agent: shall have the meaning set forth in the preamble.
Administrative Agent Office: means the address set forth at Subsection 16.4.2, as it may change from time to time by notice to all parties to this Credit Agreement.
Adoption Agreement: shall have the meaning set forth in Section 2.9.

Advance: means a 5-Year Advance, a Bid Advance, and/or an Overnight Advance, as the context requires.
Advance Date: means a day (which shall be a Banking Day) on which an Advance is made.
Advance Payment: shall have the meaning set forth in Section 15.1. Affected Loans: shall have the meaning set forth in Subsection 5.2.3.
Affiliate: with respect to any Person, means (a) a Subsidiary of such Person, (b) any Person in which such Person, directly or indirectly, owns more than five percent (5.0%) of the outstanding equity thereof, and (c) any Person which, directly or indirectly, (i) owns more than five percent (5.0%) of the outstanding equity of such Person, or (ii) has the power under ordinary circumstances to control the management of such Person.
Amortization: means the total amortization of Borrower and its Consolidated Subsidiaries as measured in accordance with GAAP.
Annual Operating Budget: means the annual operating budget for Borrower and its Subsidiaries in form and substance reasonably satisfactory to the Administrative Agent and the Borrower.
Anti-Corruption Laws: means all laws, rules and regulations of any jurisdiction applicable to Borrower or its Subsidiaries from time to time concerning or relating to bribery, corruption or money laundering, including, without limitation, the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.
Anti-Terrorism Laws: shall have the meaning set forth in the definition of Sanctions Laws and Regulations.
Applicable Lending Office: means, for each Syndication Party and for each Advance, the lending office of such Syndication Party designated as such for such Advance on its signature page hereof or in the applicable Assignment and Assumption or such other office of such Syndication Party as such Syndication Party may from time to time specify to the Administrative Agent and Borrower as the office by which its Advances are to be made and maintained.
Applicable Percentage: means with respect to any Syndication Party, the percentage of the total 5-Year Commitment represented by such Syndication Party’s Individual 5-Year Commitment. If the Individual 5-Year Commitments shall have terminated or expired, the Applicable Percentage shall be determined based upon the Individual 5-Year Commitments most recently in effect, giving effect to any assignments.
Approved Fund: means any Fund that is administered or managed by (a) a Syndication Party, (b) an Affiliate of a Syndication Party or (c) an entity or an Affiliate of an entity that administers or manages a Syndication Party.
Assignment and Assumption: means an assignment and assumption entered into by a Syndication Party and an Eligible Assignee (with the consent of any party whose consent is required by Section 15.27.2), and accepted by the Administrative Agent, in substantially the form of Exhibit 15.27 or any other form approved by the Administrative Agent.
Authorized Officer: shall have the meaning set forth in Subsection 10.1.4.
Bail-In Action: means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.
Bail-In Legislation: means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.
Bank Debt: means all amounts owing hereunder, including fees, Borrower’s obligations to purchase Bank Equity Interests, Funding Losses and all principal, interest, expenses, charges and other amounts payable by Borrower pursuant to the Loan Documents (including interest, expenses, charges and other amounts accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding).
Bank Equity Interests: shall have the meaning set forth in Article 7 hereof.
Banking Day: means any day (a) other than a Saturday or Sunday and other than a day on which banks in New York, New York are authorized or required by law to close, and (b) if such day relates to a borrowing of, a payment or prepayment of principal of or interest on, a continuation of or conversion into, or a LIBO Rate Period for, a LIBO Rate Loan, or a notice by Borrower with respect to any such borrowing, payment, prepayment, continuation, conversion, or LIBO Rate Period, on which dealings in U.S. Dollar deposits are carried out in the London interbank market.

Base Rate: means a rate per annum determined by the Administrative Agent on the first Banking Day of each week, which shall be (a) the greatest of (i) 100 basis points greater than the one month LIBO Rate, (ii) the Prime Rate and (iii) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1% plus (b) the 5-Year Margin for Base Rate Loans. At no time shall the rate in clause (a) be deemed to be less than 100 basis points.
Base Rate Loans: shall have the meaning set forth in Subsection 5.1.1.
Beneficial Ownership Certification: means a certification regarding beneficial ownership of legal entity customers required by the Beneficial Ownership Regulation.
Beneficial Ownership Regulation: means 31 C.F.R. § 1010.230.
BHC Act Affiliate: of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.
Bid: shall have the meaning set forth in Section 3.3.
Bid Advance: shall have the meaning set forth in Section 3.1.
Bid Agent: means CoBank.
Bid Maturity Date: shall have the meaning set forth in Section 3.2.
Bid Rate: shall have the meaning set forth in Section 3.3.
Bid Rate Loan: shall have the meaning set forth in Section 3.1.
Bid Request: shall have the meaning set forth in Section 3.2.
Bid Results Notice: shall have the meaning set forth in Section 3.3.
Bid Selection Notice: shall have the meaning set forth in Section 3.4.
Borrower: shall have the meaning set forth in the preamble.
Borrower Benefit Plan: means (a) any “employee benefit plan”, as such term is defined in Section 3(3) of ERISA (including any “multiemployer plan” as defined in Section 3(37) of ERISA); (b) any “multiple employer plan” within the meaning of Section 413 of the Code; (c) any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA; (d) a “voluntary employees’ beneficiary association” within the meaning of Section 501(a)(9) of the Code; (e) a “welfare benefit fund” within the meaning of Section 419 of the Code; or (f) any employee welfare benefit plan within the meaning of Section 3(1) of ERISA for the benefit of retired or former employees, which is maintained by Borrower or in which Borrower participates or to which Borrower is obligated to contribute.
Borrower Pension Plan: means each Borrower Benefit Plan that is an “employee pension benefit plan” as defined in Section 3(2) of ERISA that is intended to satisfy the requirements of Section 401(a) of the Code.
Borrower’s Account: means Borrower’s account as set forth on Exhibit 15.29 hereto, or as otherwise specified to the Administrative Agent in writing.
Capital Leases: means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of any asset and the incurrence of a liability in accordance with GAAP.
Capitalized Lease Obligation: means with respect to any Person and a Capital Lease, the amount of the obligation of such Person as the lessee under such Capital Lease (net of interest expenses) which would, in accordance with GAAP, appear as a liability on a balance sheet of such Person.
Cash Collateral Account: shall have the meaning set forth in Section 4.4.
CFC: means a Person that is a controlled foreign corporation under Section 957 of the Code.
Change in Law: means the occurrence, after the date of this Credit Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.
Change of Control: means any Person or Persons acting in concert, together with the Affiliates thereof, directly or indirectly controlling or owning (beneficially or otherwise) in the aggregate more than 50% of the aggregate voting power of the issued and outstanding Voting Interests of Borrower.

CHS Capital: means CHS Capital, LLC (formerly known as Cofina Financial, LLC) or any other Subsidiary of Borrower that makes seasonal and term loans to member cooperatives, businesses and individual producers of agricultural products included in Borrower’s cash flows from investing activities, and each of any such entity’s Subsidiaries.
CHS Capital Debt: means, on any date of determination, Debt owing by CHS Capital in connection with the sale or financing of CHS Capital Loan Assets, and in respect of which neither Borrower nor any of its other Subsidiaries has any obligation (including, without limitation, any indemnification obligation) or liability.
CHS Capital Loan Assets: means loan assets owned and loan commitments made by CHS Capital in the ordinary course of business and, the proceeds thereof and receivables of Borrower and the proceeds thereof, in each case sold by Borrower to the extent necessary to make up the shortfall on collections of the CHS Capital Loan Assets pursuant to the terms of the relevant documentation for the CHS Capital Debt.
Closing Date: means July 16, 2019, provided that on or before such date (a) the Administrative Agent, the Bid Agent, the Syndication Parties party hereto on such date, and Borrower have executed all Loan Documents to which they are parties; and (b) the conditions set forth in Section 10.1 of this Credit Agreement have been met.
Closing Date Letters of Credit: means the Letters of Credit which have been issued for the benefit of Borrower by CoBank and which are outstanding on the Closing Date as listed on Exhibit 1A hereto.
Code: means the Internal Revenue Code of 1986.
Commitment Increase: shall have the meaning set forth in Section 2.9.
Committed 5-Year Advances: means the principal amount of all 5-Year Advances which any Syndication Party is obligated to make as a result of such Syndication Party having received a 5-Year Funding Notice pursuant to Section 2.3 hereof, but which has not been funded.
Committed Bid Advances: means the principal amount of all Bid Advances which any Syndication Party is obligated to make as a result of such Syndication Party having received a Bid Selection Notice pursuant to Section 3.4 hereof, but which has not been funded as a Bid Rate Loan.
Commodity: means any commodity or inventory including, without limitation, grain (including rough rice, wheat, corn, and soyabeans), grain by-products, hydrocarbons, ethanol, soyameal, tree nuts, seeds, dried fruit, milled rice, coffee and/or products related to each of the foregoing and any commodity or inventory which replaces, substitutes for or is exchanged for any such commodity or inventory under the applicable Permitted Inventory and Repo Finance Transaction.
Communications: shall have the meaning set forth in Subsection 16.16.1.
Compliance Certificate: means a certificate of the chief financial officer of Borrower acceptable to the Administrative Agent and in the form attached hereto as Exhibit 1B.
Consolidated Cash Flow: means, for any period, the sum of (a) earnings before income taxes of Borrower and its Consolidated Subsidiaries for such period determined on a consolidated basis in accordance with GAAP (excluding, in the case of any non-Wholly Owned Consolidated Subsidiary, the portion of earnings attributable to holders of equity interests of such Consolidated Subsidiary, other than Borrower or a Consolidated Subsidiary), plus (b) amounts that have been deducted in the determination of such earnings before income taxes for such period for (i) Consolidated Interest Expense for such period, (ii) Depreciation for such period, (iii) Amortization for such period, and (iv) extraordinary non-cash losses for such period, minus (c) the amounts that have been included in the determination of such earnings before income taxes for such period for (i) one-time gains, (ii) extraordinary income, (iii) non-cash patronage income, and (iv) non-cash equity earnings in joint ventures.
Consolidated Current Ratio: means, as of any date of determination, the ratio of (a) consolidated current assets of Borrower and its Consolidated Subsidiaries as of such date to (b) consolidated current liabilities of Borrower and its Consolidated Subsidiaries, including the outstanding amount of (i) 5-Year Advances (including Overnight Advances, if any) and (ii) Bid Advances, as of such date, in each case, as determined in accordance with GAAP.
Consolidated Funded Debt: means, as of any date of determination, the total of all Funded Debt of Borrower and its Consolidated Subsidiaries outstanding on such date, after eliminating all offsetting debits and credits between Borrower and its Consolidated Subsidiaries and all other items required to be eliminated in the course of preparation of consolidated financial statements of Borrower and its Consolidated Subsidiaries in accordance with GAAP; provided, that, if the Consolidated Current Ratio as of any such date of determination is less than 1.00 to 1.00, any calculation of Consolidated Funded Debt shall include (notwithstanding anything to the contrary in the definition of Funded Debt) the lesser, as of such date of determination, of (a) all Debt which would, in accordance with GAAP, be required to be classified as a short term liability on the books of Borrower and its Consolidated Subsidiaries, including without limitation borrowings under a revolving credit or similar agreement where such borrowings are outstanding for less than one year (whether or not used for working capital purposes) and (b) the amount (which, if a negative number, shall be deemed zero) by which (i) consolidated current liabilities of Borrower and its Consolidated Subsidiaries as of such date exceeds (ii) consolidated current assets of Borrower and its Consolidated Subsidiaries as of such date.
Consolidated Interest Expense: means, for any period, all interest expense of Borrower and its Consolidated Subsidiaries, as determined in accordance with GAAP.
Consolidated Net Worth: means, for any period, the amount of equity accounts plus (or minus in the case of a deficit) the amount of surplus and retained earnings accounts of Borrower and its Consolidated Subsidiaries, excluding (i) accumulated other comprehensive income (or loss) and (ii) non-controlling interests, all as determined in accordance with GAAP.
Consolidated Subsidiary: means any Subsidiary whose accounts are consolidated with those of Borrower in accordance with GAAP.
Contributing Syndication Parties: shall have the meaning set forth in Section 15.4.
Control Agreement: means a control agreement, in form and substance satisfactory to the Administrative Agent, executed and delivered by Borrower, the Administrative Agent, and the applicable securities intermediary with respect to a Securities Account (as defined in the New York or Colorado Uniform Commercial Code, as applicable) or bank with respect to a deposit account.
Conversion or Continuation Notice: shall have the meaning set forth in Subsection 5.1.2.
Converted LC: shall have the meaning set forth in Section 4.4.
Covered Entity: means any of the following:
(a)a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);
(b)a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or
(c)a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).
Debt: means as to any Person: (a) indebtedness or liabilities of such Person for borrowed money, or for the deferred purchase price of property or services (including trade obligations); (b) all Capitalized Lease Obligations of such Person; (c) obligations of such Person arising under bankers’ or trade acceptance facilities, or reimbursement obligations for drawings made under letters of credit; (d) the CHS Capital Debt, (e) all Guarantees, endorsements (other than for collection or deposit in the ordinary course of business), and other contingent obligations of such Person (i) to purchase any of the items included in this definition, (ii) to provide funds for payment, (iii) to supply funds to invest in any other Person, (iv) otherwise to assure a creditor of another Person against loss or (v) with respect to letters of credit (in each case, without duplication); (f) all obligations secured by a lien on property owned by such Person, whether or not the obligations have been assumed; and (g) all obligations of such Person under any agreement providing for an interest rate swap, cap, cap and floor, contingent participation or other hedging mechanisms with respect to interest payable on any of the items described in this definition; provided that (i) Debt of a Consolidated Subsidiary of Borrower shall exclude such obligations and Guarantees, endorsements and other contingent obligations and Guarantees of such Consolidated Subsidiary if owed or guaranteed by such Consolidated Subsidiary to Borrower or a Wholly Owned Consolidated Subsidiary of Borrower, (ii) Debt of Borrower shall exclude such obligations and Guarantees, endorsements and other contingent obligations if owed or guaranteed by Borrower to a Wholly Owned Consolidated Subsidiary of Borrower and (iii) Debt of Borrower shall exclude any unfunded obligations which may exist now and in the future in Borrower’s pension plans.
Debtor Relief Laws: means the Bankruptcy Code of the United States of America, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect.
Defaulting Syndication Party: means, subject to Section 15.30, any Syndication Party that (a) has failed to (i) fund all or any portion of its Loans within two Banking Days of the date such Loans were required to be funded hereunder unless such Syndication Party notifies the Administrative Agent and Borrower in writing that such failure is the result of such Syndication Party’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent, the Letter of Credit Bank, the Overnight Lender or any

other Syndication Party any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit or Overnight Advances) within two Banking Days of the date when due, (b) has notified Borrower, the Administrative Agent, the Overnight Lender or the Letter of Credit Bank in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Syndication Party’s obligation to fund a Loan hereunder and states that such position is based on such Syndication Party’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three Banking Days after reasonable written request by the Administrative Agent or Borrower, to confirm in writing to the Administrative Agent and Borrower that it will comply with its prospective funding obligations hereunder (provided that such Syndication Party shall cease to be a Defaulting Syndication Party pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and Borrower), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other State or Federal regulatory authority acting in such a capacity or (iii) become the subject of a Bail-In Action; provided that a Syndication Party shall not be a Defaulting Syndication Party solely by virtue of the ownership or acquisition of any equity interest in that Syndication Party or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Syndication Party with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Syndication Party (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Syndication Party. Any determination by the Administrative Agent that a Syndication Party is a Defaulting Syndication Party under clauses (a) through (e) above shall be conclusive and binding absent manifest error, and such Syndication Party shall be deemed to be a Defaulting Syndication Party (subject to Section 15.30.3) upon delivery of written notice of such determination to Borrower, the Letter of Credit Bank, the Overnight Lender and each other Syndication Party.
Default Interest Rate: means a rate of interest equal to (i) in the case of the principal amount of any Loan, 200 basis points in excess of the rate or rates of interest otherwise being charged on such Loan and (ii) in the case of all other obligations, 200 basis points in excess of the Base Rate which would otherwise be applicable at the time.
Default Right: has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.
Delinquency Interest: shall have the meaning set forth in Section 15.4.
Delinquent Amount: shall have the meaning set forth in Section 15.4.
Delinquent Syndication Party: shall have the meaning set forth in Section 15.4.
Departing Lender: means each lender under the Existing Credit Agreement that has indicated to the Administrative Agent in writing that it shall cease to be a party to the Existing Credit Agreement to which it is a party on the Closing Date.
Depreciation: means the total depreciation of Borrower and its Consolidated Subsidiaries as measured in accordance with GAAP.
Designated Persons: means a person or entity (a) listed in the annex to any Executive Order, (b) named as a “Specifically Designed National and Blocked Person” on the most current list published by OFAC at its official website or any replacement website or other replacement official publication of such list or (c) that is otherwise the subject of any Sanctions Laws and Regulations.
Dollars: means dollars in lawful currency of the United States.
EEA Financial Institution: means (a) any credit institution or investment firm established in any EEA Member Country that is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country that is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country that is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.
EEA Member Country: means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

EEA Resolution Authority: means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.
Eligible Assignee: means any Person that meets the requirements to be an assignee under Section 15.27.2(c), (e) and (f) (subject to such consents, if any, as may be required under Section 15.27.2(c)).
Environmental Laws: means any federal, state, or local law, statute, ordinance, rule, regulation, administration order, or permit now in effect or hereinafter enacted, including any such law, statute, ordinance, rule, regulation, order or permit enacted in any foreign country where Borrower or any of its Subsidiaries has operations or owns property, pertaining to the public health, safety, industrial hygiene, or the environmental conditions on, under or about any of the real property interests of a Person, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act of 1976, the Clean Air Act, the Federal Water Pollution Control Act, the Superfund Amendments and Reauthorization Act of 1986, the Federal Toxic Substances Control Act and the Occupational Safety and Health Act, as any of the same may be amended, modified or supplemented from time to time.
Environmental Regulations: shall have the meaning set forth in the definition of Hazardous Substances.
ERISA: shall have the meaning set forth in Section 9.10.
ERISA Affiliate: means any corporation or trade or business which is a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Code) as Borrower or is under common control (within the meaning of Section 414(c) of the Code) with Borrower, provided, however, that for purposes of provisions herein concerning minimum funding obligations (imposed under Section 412 of the Code or Section 302 of ERISA), the term “ERISA Affiliate” shall also include any entity required to be aggregated with Borrower under Section 414(m) or 414(o) of the Code.
EU Bail-In Legislation Schedule: means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.
Event of Default: shall have the meaning set forth in Section 14.1.
Excluded Taxes: means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Syndication Party, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Syndication Party, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Syndication Party with respect to an applicable interest in a Loan or 5-Year Commitment pursuant to a law in effect on the date on which (i) such Syndication Party acquires such interest in the Loan or 5-Year Commitment (other than pursuant to an assignment request by Borrower under Section 15.32) or (ii) such Syndication Party changes its lending office, except in each case to the extent that amounts with respect to such Taxes were payable either to such Syndication Party’s assignor immediately before such Syndication Party became a party hereto or to such Syndication Party immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 15.31 and (d) any withholding Taxes imposed under FATCA.
Executive Order: shall have the meaning set forth in the definition of Sanctions Laws and Regulations.
Existing Credit Agreement: shall have the meaning set forth in the preamble.
Existing Term Loan Credit Agreement: means that certain 2015 Credit Agreement (10 Year Term Loan) dated as of September 4, 2015 by and between Borrower and CoBank, as administrative agent for all syndication parties thereunder, and as a syndication party thereunder, and the other syndication parties set forth on the signature pages thereto, as amended, supplemented or otherwise modified from time to time.
Extended Duration LC: shall have the meaning set forth in Section 4.4.
Fair Market Value: shall have the meaning set forth in Section 12.3.
Farm Credit System Institution: means any Farm Credit Bank, any Federal land bank association, any production credit association, the banks for cooperatives, and such other institutions as may be a part of the Farm Credit System and chartered by and subject to regulation by the Farm Credit Administration.
FATCA: means Sections 1471 through 1474 of the Code, as of the date of this Credit Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to

Section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code.
Federal Funds Effective Rate: means, for any day, the rate calculated by the Federal Reserve Bank of New York based on such day’s Federal funds transactions by depositary institutions (as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time), as published on the next succeeding Banking Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Banking Day, the average of the quotations for the day of such transactions received by CoBank, from three federal funds brokers of recognized standing selected by it.
Fiscal Quarter: means each three (3) month period beginning on the first day of each of the following months: September, December, March and June.
Fiscal Year: means a year commencing on September 1 and ending on August 31.
Fronting Exposure: means, at any time there is a Defaulting Syndication Party, (a) with respect to the Letter of Credit Bank, such Defaulting Syndication Party’s Applicable Percentage of the outstanding Letter of Credit Exposure with respect to Letters of Credit issued by the Letter of Credit Bank other than the Letter of Credit Exposure as to which such Defaulting Syndication Party’s participation obligation has been reallocated to other Syndication Parties or cash collateralized in accordance with the terms hereof, and (b) with respect to the Overnight Lender, such Defaulting Syndication Party’s Applicable Percentage of outstanding Overnight Advances made by the Overnight Lender other than Overnight Advances as to which such Defaulting Syndication Party’s participation obligation has been reallocated to other Syndication Parties.
Fund: means any Person (other than a natural Person (or holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural Person)) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.
Funded Debt: means with respect to any Person, all Debt which would, in accordance with GAAP, be required to be classified as a long term liability on the books of such Person, and shall include, without limitation (a) any Debt which by its terms or by the terms of any instrument or agreement relating thereto matures, or which is otherwise payable or unpaid, more than one year from the date of creation thereof, (b) any Debt outstanding under a revolving credit or similar agreement providing for borrowings (and renewals and extensions thereof) which would, in accordance with GAAP, be required to be classified as a long term liability of such Person, (c) any Capitalized Lease Obligation of such Person and all obligations to reimburse the Letter of Credit Bank or any Syndication Party or any letter of credit issuer or other credit provider (or related risk-participating lender) with respect to all Letters of Credit or other letters of credit which support long-term debt, with expiration dates in excess of one-year from the date of issuance thereof, and (d) any Guarantee of such Person with respect to Funded Debt of another Person.
For the avoidance of doubt, (w) any borrowings under a revolving credit or similar agreement where such borrowings are not used for working capital purposes would be classified as Funded Debt, (x) borrowings under a revolving credit or similar agreement where such borrowings are outstanding for less than one year and which are used for working capital purposes would not be classified as Funded Debt, (y) borrowings used for working capital purposes outstanding for one year or longer would be classified as Funded Debt and (z) current maturities of long-term debt would be classified as Funded Debt.
Funding Losses: shall have the meaning set forth in Section 6.7.
Funding Loss Notice: shall have the meaning set forth in Section 6.7.
Funding Share: means the amount of any Advance which each Syndication Party is required to fund, which shall be determined as follows: (a) subject to the limitations set forth in Section 2.1.1, for a 5-Year Advance (excluding Overnight Advances), the amount of such 5-Year Advance multiplied by such Syndication Party’s Applicable Percentage as of the date of the 5-Year Funding Notice for, but without giving effect to, such 5-Year Advance; (b) for an Advance under a Bid won by such Syndication Party, the amount of such Bid; and (c) for an Overnight Advance or a risk participation therein, the amount determined as provided in Section 3.9 hereof.
Funding Source: shall have the meaning set forth in Section 2.9.
GAAP: means generally accepted accounting principles in the United States of America, as in effect from time to time.
Good Faith Contest: means the contest of an item if (a) the item is diligently contested in good faith by appropriate proceedings timely instituted, (b) either the item is (i) bonded or (ii) adequate reserves are established with respect to the contested item if and to the extent required in accordance with GAAP, (c) during the period of such contest, the enforcement of any contested item is effectively stayed, and (d) the failure to pay or comply with the contested item could not reasonably be expected to result in a Material Adverse Effect.
Governmental Authority: means any nation or government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.
Guarantee: means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any Debt, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person: (a) to purchase such Debt or obligation or any property constituting security therefor; (b) to advance or supply funds (i) for the purchase or payment of such Debt or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such Debt or obligation; (c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such Debt or obligation of the ability of any other Person to make payment of the Debt or obligation; or (d) otherwise to assure the owner of such Debt or obligation against loss in respect thereof. In any computation of the Debt or other liabilities of the obligor under any Guarantee, the Debt or other obligations that are the subject of such Guarantee shall be assumed to be direct obligations of such obligor.
Hazardous Substances: means any dangerous, toxic or hazardous pollutants, contaminants, chemicals, wastes, materials or substances, as defined in or governed by the provisions of any Environmental Laws or any other federal, state or local law, statute, code, ordinance, regulation, requirement or rule, including any such law, statute, code, ordinance, rule, regulation enacted in any foreign country where Borrower has operations or owns property, relating thereto (“Environmental Regulations”), and also including urea formaldehyde, polychlorinated biphenyls, asbestos, asbestos-containing materials, nuclear fuel or waste, and petroleum products, or any other waste, material, substances, pollutant or contaminant which would subject an owner of property to any damages, penalties or liabilities under any applicable Environmental Regulations.
Holdout Lender: shall have the meaning set forth in Section 15.32.
Indemnified Agency Parties: shall have the meaning set forth in Section 15.19.
Indemnified Parties: shall have the meaning set forth in Section 13.1.
Indemnified Taxes: means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of Borrower under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.
Individual 5-Year Commitment: means with respect to any Syndication Party the amount shown as its Individual 5-Year Commitment on Schedule 1 hereto, subject to adjustment pursuant to Section 15.4 or in the event of the sale of all or a portion of a Syndication Interest in accordance with Section 15.27 hereof, or a reduction in the 5-Year Commitment in accordance with Section 2.8 hereof, or, if applicable to such Syndication Party, an increase in its Individual 5-Year Commitment in accordance with Section 2.9 hereof.
Individual 5-Year Lending Capacity: means with respect to any Syndication Party the amount at any time of its Individual 5-Year Commitment, less its Individual Outstanding 5-Year Obligations.
Individual Outstanding 5-Year Obligations: means with respect to any Syndication Party the total at any time, without duplication, and subject to Section 15.4, of (a) the aggregate outstanding principal amount of all 5-Year Advances (excluding Overnight Advances, in the case of the Overnight Lender, but including risk participations in Overnight Advances pursuant to Section 3.9) made by such Syndication Party, (b) the aggregate outstanding principal amount of all Bid Advances made by such Syndication Party, (c) such Syndication Party’s risk participation interest in the undrawn face amount of all outstanding Letters of Credit; (d) all of such Syndication Party’s Committed 5-Year Advances; and (e) all of such Syndication Party’s Committed Bid Advances.
Intellectual Property: shall have the meaning set forth in Section 9.18.
Investment: means, with respect to any Person, (a) any loan or advance by such Person to any other Person, (b) the purchase or other acquisition by such Person of any capital stock, obligations or securities of, or any capital contribution to, or investment in, or the acquisition by such Person of all or substantially all of the assets of, or any interest in, any other Person, (c) any performance or standby letter of credit where (i) that Person has the reimbursement obligation to the issuer, and (ii) the proceeds of such letter of credit are to be used for the benefit of any other Person, (d) the agreement by such Person to make funds available for the benefit of another Person to either cover cost overruns incurred in connection with the construction of a project or facility, or to fund a debt service reserve account, (e) the agreement by such Person to assume, guarantee, endorse or otherwise be or become directly or contingently responsible or liable for the obligations or debts of any other Person (other than by endorsement for collection in the ordinary course of business), (f) an agreement to purchase any obligations, stocks, assets, goods or services but excluding an agreement to purchase any assets, goods or services entered into in the ordinary course of business, (g) an agreement to supply or advance any assets, goods or services not in the ordinary course of business, or (h) an agreement to maintain or cause such Person to maintain a minimum working capital or net worth or otherwise to assure the creditors of any Person against loss.
Issuance Fee: means, with respect to each Letter of Credit, the greater of (a) $2,500.00; or (b) the face amount of such Letter of Credit multiplied by 20 basis points.
LC Commitment: means $200,000,000.00.
LC Request: shall have the meaning set forth in Subsection 4.1.1.
LC Separation Arrangements: shall have the meaning set forth in Section 4.4.
Letter of Credit: means a letter of credit issued by the Letter of Credit Bank pursuant to the provisions of Sections 4.1 and 4.2 hereof and shall include all Closing Date Letters of Credit.
Letter of Credit Bank: means CoBank.
Letter of Credit Exposure: means at any time the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time and (b) the aggregate amount of all payments or disbursements made by the Letter of Credit Bank that have not yet been reimbursed by or on behalf of Borrower at such time.
Letter of Credit Fee: for any Fiscal Quarter of Borrower shall be an amount equal to the 5-Year Margin for LIBO Rate Loans in effect (a) multiplied by the undrawn face amount of each Letter of Credit for each day during such Fiscal Quarter, (b) divided by 360.
LIBO Rate: means (a) with respect to each day during each LIBO Rate Period applicable to a LIBO Rate Loan, (i) the per annum rate for the LIBO Rate Period selected by Borrower equal to the rate determined by the Administrative Agent to be the London interbank offered rate for deposits (for delivery on the first day of such period) as reported by Bloomberg Information Services (or on any successor or substitute service providing rate quotations comparable to those currently provided by such service, as determined by the Administrative Agent from time to time, for the purpose of providing quotations of interest rates applicable to Dollar deposits in the London interbank market), determined as of approximately 11:00 A.M. (London time), two (2) Banking Days prior to the commencement of such LIBO Rate Period, rounded up to the next 1/100th of 1% per annum, plus (ii) the 5-Year Margin for LIBO Rate Loans or (b) with respect to the determination of the Base Rate, the per annum rate for a LIBO Rate Period of one (1) month equal to the rate determined by the Administrative Agent to be the London interbank offered rate for deposits (for delivery on the first day of such period) as reported by Bloomberg Information Services (or on any successor or substitute service providing rate quotations comparable to those currently provided by such service, as determined by the Administrative Agent from time to time, for the purpose of providing quotations of interest rates applicable to Dollar deposits in the London interbank market), determined as of approximately 11:00 A.M. (London time), two (2) Banking Days prior to the commencement of such LIBO Rate Period, in each case, with the LIBO Rate (not including the 5-Year Margin for LIBO Rate Loans) divided by a percentage equal to 100% minus the stated maximum rate of all reserve requirements (including, without limitation, any marginal, emergency, supplemental, special or other reserves) applicable on such date to any member bank of the Federal Reserve System in respect of “Eurocurrency liabilities” as defined in Regulation D (or any successor category of liabilities under Regulation D); provided, that in the event the Administrative Agent is not able to determine the LIBO Rate using the methodology as set forth in each of clause (a) and (b) above, subject to Section 5.2.4, the Administrative Agent shall notify Borrower and the Administrative Agent and Borrower will agree upon a substitute basis for obtaining such quotations. At no time shall the LIBO Rate as set forth in clauses (a)(i) and (b) above be deemed to be below 0%. Notwithstanding the foregoing, unless otherwise specified in any amendment to this Credit Agreement entered into in accordance with Section 5.2.4 in the event that a LIBO Replacement Rate with respect to the LIBO Rate is implemented, then all references herein to the LIBO Rate shall be deemed references to such LIBO Replacement Rate (including the corresponding rate that would apply to any determination of the Base Rate).
LIBO Rate Loan: shall have the meaning set forth in Subsection 5.1.2.
LIBO Rate Period: shall have the meaning set forth in Subsection 5.1.2.
LIBO Replacement Rate: has the meaning specified in Section 5.2.4.

Licensing Laws: shall have the meaning set forth in Section 9.4.
Lien: means with respect to any asset any mortgage, deed of trust, pledge, security interest, hypothecation, assignment for security purposes, encumbrance, lien (statutory or other), or other security agreement or charge, or encumbrance of any kind or nature whatsoever (including, without limitation, any conditional sale, Capital Lease or other title retention agreement related to such asset, and including, in the case of capital stock, any stockholder agreements, voting trust agreements and all similar arrangements).
Loan Documents: means this Credit Agreement, the Letters of Credit and the Notes.
Loans: means, collectively, all Bid Advances, all Base Rate Loans, all LIBO Rate Loans, and all Overnight Advances outstanding at any time.
Material Adverse Effect: means a material adverse effect on (a) the financial condition, results of operation, business or property of Borrower, or of Borrower and its Subsidiaries taken as a whole; or (b) the ability of Borrower to perform its obligations under this Credit Agreement and the other Loan Documents; or (c) the ability of the Administrative Agent or the Syndication Parties to enforce their rights and remedies against Borrower under the Loan Documents.
Material Agreements: means all agreements of Borrower or any of its Subsidiaries, the termination or breach of which, based upon Borrower’s knowledge as of the date of making any representation with respect thereto, would have a Material Adverse Effect.
Material Debt Agreements: means as to Borrower and any of its Subsidiaries, (a) its private placement debt offerings, the Existing Term Loan Credit Agreement, the Pre-Export Credit Agreement, including any agreement entered into in connection therewith including any renewals, extensions, amendments, supplements, restatements, replacements or refinancing thereof in each case to the extent such financings create or evidence indebtedness for borrowed money in a principal amount outstanding or available for borrowing (whether or not committed) equal to or greater than $100,000,000 (or the equivalent of such amount in the relevant currency of payment) and (b) any other agreement or series of agreements creating or evidencing Debt the termination or breach of which could reasonably be expected to have a Material Adverse Effect (which, in the case of agreements relating to Funded Debt means any indebtedness with a principal amount outstanding or available for borrowing (whether or not committed) equal to or exceeding $100,000,000 (or the equivalent of such amount in the relevant currency of payment, determined, as of the date of the closing of such facility based on the exchange rate of such other currency));
provided, however that to the extent all Debt incurred by a Subsidiary which is a CFC under a related credit agreement does not constitute Funded Debt and is used by such CFC solely to finance inventory and receivables (or both) relating to agricultural commodities or crude products, then for so long as such Subsidiary is a CFC, for the purposes of only Section 16.25(c), such credit agreement shall not constitute a Material Debt Agreement.
Maximum Commitment Increase Amount: means $700,000,000 minus the principal amount of any Commitment Increase implemented pursuant to Section 2.9.
Multiemployer Plan: means a Plan meeting the definition of a “multiemployer plan” in Section 3(37) of ERISA.
Non-Defaulting Syndication Party: means any Syndication Party that is not a Defaulting Syndication Party.
Non-US Lender: means a Syndication Party that is not a U.S. Person.
Note or Notes: means the 5-Year Facility Notes, and all amendments, renewals, substitutions and extensions thereof.
OFAC: shall have the meaning set forth in the definition of Sanctions Laws and Regulations.
Operating Lease: means any lease of property (whether real, personal or mixed) by a Person under which such Person is lessee, other than a Capital Lease.
Other Connection Taxes: means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).
Other Taxes: means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan

Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 15.32).
Overnight Advance: shall have the meaning set forth in Section 3.9.
Overnight Advance Request: shall have the meaning set forth in Section 3.9.
Overnight Funding Commitment: means $200,000,000.00.
Overnight Lender: means CoBank.
Overnight Maturity Date: shall have the meaning set forth in Section 3.9.
Overnight Rate: shall have the meaning set forth in Section 3.9.
Participant: has the meaning specified in Section 15.27.
Participant Register: has the meaning specified in Section 15.27.
Payment Account: shall have the meaning set forth in Section 15.11.
Payment Distribution: shall have the meaning set forth in Section 15.11.
PBGC: shall have the meaning set forth in Section 9.10.
Permitted Encumbrance: shall have the meaning set forth in Section 12.3.
Permitted Inventory and Repo Finance Transaction: means one or more purchase and sale or financing transactions entered into from time to time in the ordinary course of business where the Borrower or any of its Subsidiaries sells (or procures the sale of) Commodities to a financier or other commercial counterparty who agrees to sell (or procure the sale of) the same or equivalent Commodities or grants the Borrower or such Subsidiary a right to repurchase the same or equivalent Commodities; provided that (a) such transactions do not provide, directly or indirectly, for recourse against the seller of such Commodities (or against any of such seller’s Affiliates) by way of a guaranty or any other support arrangement, other than such limited recourse as is reasonable given market standards for transactions of a similar type, including without limitation recourse in the form of a repurchase obligation in the case of a breach of a representation and warranty with respect to the sale of one or more particular Commodities; and (b) the aggregate attributed principal amount of such transactions at any one time outstanding shall not exceed an amount equal to the sum of (i) five percent (5%) of Consolidated Net Worth, determined as of the last day of Borrower’s most recently ended fiscal year for which financial statements have been provided pursuant to Section 11.2.1, and (ii) such additional amount as can be incurred under Section 12.1 (assuming, for purposes hereof, that such transactions constitute Priority Debt).
Person(s): means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, cooperative association, institution, government or governmental agency (whether national, federal, state, provincial, country, city, municipal or otherwise, including without limitation, any instrumentality, division, agency, body or department thereof), or other entity.
Plan: means any plan, agreement, arrangement or commitment which is an employee benefit plan, as defined in Section 3(3) of ERISA, maintained by Borrower or any Subsidiary or any ERISA Affiliate or with respect to which Borrower or any Subsidiary or any ERISA Affiliate at any relevant time has any liability or obligation to contribute.
Platform: shall have the meaning set forth in Subsection 16.16.2.
Potential Default: means any event, other than an event described in Section 14.1(a) hereof, which with the giving of notice or lapse of time, or both, would become an Event of Default.
Pre-Export Credit Agreement: means the Pre-Export Credit Agreement dated as of September 24, 2013 (as amended, restated, supplemented or otherwise modified) by and among CHS Agronegocio Industria e Comercio Ltda., as borrower, CHS Inc., as guarantor, Credit Agricole Corporate and Investment Bank, as administrative agent and the syndication parties party thereto from time to time.
Prime Rate: means a rate of interest per annum equal to the “prime lending rate” as published from time to time in the “Money Rates” section of The Wall Street Journal, or if more than one rate is published as the prime lending rate, then the highest of such rates (each change in the Prime Rate to be effective as of the date of publication in The Wall Street Journal of a “prime lending rate” that is different from that published on the preceding Banking Day), or if The Wall Street Journal shall cease publication or cease publishing the “prime lending rate” on a regular basis, such other reasonably comparable index or source to use as the basis for the Prime Rate as is acceptable to the Administrative Agent in its reasonable discretion.
Priority Debt: means, at any time, without duplication, the sum of (a) all then outstanding Debt of Borrower or any Consolidated Subsidiary secured by any Lien on any property of Borrower or any Consolidated Subsidiary (other than Debt secured only by Liens permitted under Section 12.3(a) through (k)), plus (b) all Funded

Debt of the Consolidated Subsidiaries of Borrower, plus (c) all Debt (other than Funded Debt) of the Consolidated Subsidiaries of Borrower in the aggregate in excess of an amount equal to eight percent (8%) of Consolidated Net Worth in the aggregate, determined as of the last day of Borrower’s most recently ended fiscal year for which financial statements have been provided pursuant to Section 11.2.1; provided that (i) any CHS Capital Debt in an aggregate amount not to exceed $1,000,000,000 secured only by any Lien on any CHS Capital Loan Asset will not be deemed to constitute Priority Debt and (ii) obligations under Permitted Inventory and Repo Finance Transactions in an aggregate attributed principal amount up to five percent (5%) of Consolidated Net Worth, determined as of the last day of Borrower’s most recently ended fiscal year for which financial statements have been provided pursuant to Section 11.2.1, at any one time outstanding secured only by the assets subject to such Permitted Inventory and Repo Finance Transactions will not be deemed to constitute Priority Debt.
Prohibited Transaction: means any transaction prohibited under Section 406 of ERISA or Section 4975 of the Code.
QFC: has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).
Recipient: means (a) the Administrative Agent, (b) any Syndication Party or (c) any Letter of Credit Bank, as applicable.
Register: has the meaning specified in Section 15.27.
Related Parties: means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of such Person and of such Person’s Affiliates.
Replacement Lender: shall have the meaning set forth in Section 15.32.
Reportable Event: means any of the events set forth in Section 4043(b) of ERISA or in the regulations thereunder.
Requested 5-Year Advance: means the amount of the 5-Year Advance requested by Borrower in any 5-Year Borrowing Notice.
Required Lenders: means Syndication Parties (including Voting Participants) whose aggregate Individual 5-Year Commitments (or if all Individual 5-Year Commitments have been terminated or reduced to zero, the principal amount of the aggregate outstanding Loans) constitute more than fifty percent (50.0%) of the 5-Year Commitment. Pursuant to Section 15.28 hereof, Voting Participants shall, under the circumstances set forth therein, be entitled to voting rights and to be included in determining whether certain action is being taken by the Required Lenders. The determination of Required Lenders shall be adjusted pursuant to Section 15.4 in the case of a Delinquent Syndication Party and pursuant to Section 15.30 in the case of a Defaulting Syndication Party.
Required License: shall have the meaning set forth in Section 9.9.
Sanctioned Country: shall have the meaning set forth in Section 9.24.
Sanctioned Person: shall have the meaning set forth in Section 9.24.
Sanctions Laws and Regulations: means (a) any laws relating to terrorism or money laundering (“Anti-Terrorism Laws”), including the USA PATRIOT Act, (b) any economic or trade sanctions or restrictive measures enacted, administered, imposed or enforced by any executive order (an “Executive Order”) or by the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State and (c) any economic or trade sanctions or restrictive measures enacted, administered, imposed or enforced by the United Nations Security Council, European Union or the United Kingdom.
Significant Subsidiary: means any Subsidiary that would be a “significant subsidiary” of Borrower within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act of 1933, or any group of Subsidiaries that together would constitute a Significant Subsidiary.
Subsidiary: means with respect to any Person: (a) any corporation in which such Person, directly or indirectly, (i) owns more than fifty percent (50%) of the outstanding stock thereof, or (ii) has the power under ordinary circumstances to elect at least a majority of the directors thereof, or (b) any partnership, association, joint venture, limited liability company, or other unincorporated organization or entity, with respect to which such Person, (i) directly or indirectly owns more than fifty percent (50%) of the equity interest thereof, or (ii) directly or indirectly owns an equity interest in an amount sufficient to control the management thereof. All of Borrower’s Subsidiaries owned as of the Closing Date are set forth on Exhibit 1C hereto.
Successor Agent: means such Person as may be appointed as successor to the rights and duties of the Administrative Agent as provided in Section 15.22 of this Credit Agreement.

Syndication Interest: shall have the meaning set forth in Section 15.1.
Syndication Parties: means those entities listed on Schedule 1 hereto as having an Individual 5-Year Commitment, the Overnight Lender (in the case of Overnight Advances), and such Persons as shall from time to time execute (a) an Assignment and Assumption signifying their election to purchase all or a portion of the Syndication Interest of any Syndication Party, in accordance with Section 15.27 hereof, and to become a Syndication Party hereunder; or (b) an Adoption Agreement substantially in the form of Exhibit 2.9 hereto in connection with any Commitment Increase as provided in Section 2.9 hereof.
Syndication Party Advance Date: shall have the meaning set forth in Section 15.2.
Taxes: means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.
United States and U.S.: mean the United States of America.
USA PATRIOT Act: means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56.
U.S. Person: means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the Code.
U.S. Tax Compliance Certificate: has the meaning specified in Section 15.31.
Voting Interest: shall mean membership or other ownership interests in Borrower whose holders are entitled under ordinary circumstances to vote for the election of the directors of Borrower or persons performing similar functions (irrespective of whether at the time membership or other ownership interests of any other class or classes shall have or might have voting power by reasoning of the happening of any contingency).
Voting Participant: shall have the meaning set forth in Section 15.28.
Wholly Owned: means, at any time with respect to any Subsidiary, that one hundred percent (100%) of all of the equity interests (except directors’ qualifying shares) and voting interests of such Subsidiary are owned by any one or more of Borrower and Borrower’s other Wholly Owned Subsidiaries at such time.
Wire Instructions: shall have the meaning set forth in Section 15.29.
Withholding Agent: means Borrower and the Administrative Agent.
Write-Down and Conversion Powers: means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

Article 2.
5-YEAR FACILITY
2.15-Year Facility Loan On the terms and conditions set forth in this Credit Agreement, and (except in the case of a 5-Year Advance requested by the Overnight Lender pursuant to Section 3.9 or a 5-Year Advance to be funded pursuant to Section 4.2.4 or 4.4) so long as no Event of Default or Potential Default has occurred (or if a Potential Default or an Event of Default has occurred, it has been waived in writing by the Administrative Agent pursuant to the provisions of Section 15.10 hereof), each of the Syndication Parties severally agrees to advance funds under the 5-Year Facility (each a “5-Year Advance”) upon receipt of a 5-Year Funding Notice from time to time during the 5-Year Availability Period, subject to the following limits:
2.1.1Individual Syndication Party 5-Year Commitment. No Syndication Party (other than the Overnight Lender, which shall be permitted but not required to do so in the case of Overnight Advances made in accordance with Section 3.9) shall be required or permitted to make a 5-Year Advance which would exceed its Individual 5-Year Lending Capacity as in effect at the time of the Administrative Agent’s receipt of the 5-Year Borrowing Notice requesting such 5-Year Advance.
2.1.2Individual Syndication Party 5-Year Pro Rata Share. No Syndication Party (other than the Overnight Lender, which shall be permitted but not required to do so in the case of Overnight Advances made in accordance with Section 3.9) shall be required or permitted to fund a 5-Year Advance in excess of an amount equal to its Applicable Percentage multiplied by the amount of the requested 5-Year Advance. Each Syndication Party agrees to fund its Applicable Percentage of each 5-Year Advance.

2.25-Year Commitment Borrower shall not be entitled to request a 5-Year Advance in an amount which, when added to the aggregate Individual Outstanding 5-Year Obligations of all Syndication Parties, would exceed the 5-Year Commitment.
2.35-Year Borrowing Notice Borrower shall give the Administrative Agent prior written notice by telecopier or other electronic transmission (effective upon receipt) of each request for a 5-Year Advance (other than an Overnight Advance, which shall be subject to Section 3.9) (a) in the case of a Base Rate Loan, on or before 11:00 A.M. (Central time) on the requested Banking Day of making such Base Rate Loan, and (b) in the case of a LIBO Rate Loan, on or before 11:00 A.M. (Central time) at least three (3) Banking Days prior to the date of making such LIBO Rate Loan. Each notice must be in substantially the form of Exhibit 2.3 hereto (“5-Year Borrowing Notice”) and must specify (w) the amount of such 5-Year Advance (which must be a minimum of $10,000,000.00 and in incremental multiples of $1,000,000.00), (x) the proposed date of making such 5-Year Advance, (y) whether Borrower requests that the 5-Year Advance will bear interest at (i) the Base Rate or (ii) the LIBO Rate, and (z) in the case of a LIBO Rate Loan, the initial LIBO Rate Period applicable thereto. The Administrative Agent shall, on or before 12:00 noon (Central time) of the same Banking Day, notify each Syndication Party (“5-Year Funding Notice”) of its receipt of each such 5-Year Borrowing Notice and the amount of such Syndication Party’s Funding Share thereunder. Not later than 2:00 P.M. (Central time) on the date of a 5-Year Advance, each Syndication Party will make available to the Administrative Agent at the Administrative Agent’s Office, in immediately available funds, such Syndication Party’s Funding Share of such 5-Year Advance. After the Administrative Agent’s receipt of such funds, but (if so received) not later than 3:00 P.M. (Central time) on such Banking Day (or if not so received by such time, promptly following receipt thereof), and upon fulfillment of the applicable conditions set forth in Article 10 hereof, the Administrative Agent will make such 5-Year Advance available to Borrower, in immediately available funds, and will transmit such funds by wire transfer to Borrower’s Account. A 5-Year Advance may be requested by the Overnight Lender as provided in Section 3.9 hereof, by a written notice to the Administrative Agent generally complying with the requirements set forth above for a 5-Year Borrowing Notice, provided that such amount shall initially bear interest at the Base Rate, and such notice may be provided on or before 11:00 A.M. (Central Time) on the day of making such 5-Year Advance (and such notice shall be deemed automatically given upon the occurrence of a Potential Default or Event of Default under Section 14.1(e) or upon the exercise of remedies provided in Section 14.3). Thereafter on or before 1:00 P.M. (Central Time) on the date of such 5-Year Advance the Administrative Agent shall send out a 5-Year Funding Notice, each Syndication Party shall make available to the Administrative Agent such Syndication Party’s Funding Share thereof as provided above on or before 3:00 P.M. (Central Time) on such day, and the Administrative Agent shall transmit such funds by wire transfer to the Overnight Lender promptly thereafter. Each funding of a draw under a Letter of Credit shall be deemed automatically to constitute notice to the Administrative Agent of a 5-Year Advance in the amount of such draw initially bearing interest at the Base Rate, and on or before 1:00 P.M. (Central time) on the date of such draw (or on the following Banking Day, if such draw occurs after 1:00 P.M. (Central time)) the Administrative Agent shall send out a 5-Year Funding Notice, each Syndication Party shall make available to the Administrative Agent such Syndication Party’s Funding Share thereof on or before 3:00 P.M. (Central time) on such date, and the Administrative Agent shall transmit such funds by wire transfer to (or as directed by) the Letter of Credit Bank.
2.4Promise to Pay; 5-Year Facility Promissory Notes Borrower promises to pay to each Syndication Party, at the office of the Administrative Agent specified pursuant to Subsection 16.4.2, or such other place as the Administrative Agent shall direct in writing, an amount equal to (a) the outstanding amount of (i) 5-Year Advances (including Overnight Advances, if any) and (ii) Bid Advances, in each case made by such Syndication Party; plus (b) any Bank Debt owing hereunder to such Syndication Party; plus (c) interest as set forth herein, payable to such Syndication Party for the account of its Applicable Lending Office. All such amounts are to be payable in the manner and at the time set forth in this Credit Agreement. At the request of any Syndication Party, made to the Administrative Agent which shall then provide notice to Borrower, Borrower, in order to further evidence its obligations to such Syndication Party as set forth above in this Section 2.4, agrees to execute its promissory note in substantially the form of Exhibit 2.4 hereto duly completed (and in each case, for purposes of cancellation, Borrower shall receive any notes delivered to such Syndication Party pursuant to the Existing Credit Agreement), in the stated maximum principal amount equal to such Syndication Party’s Individual 5-Year Commitment (and the Overnight Funding Commitment, in the case of the Overnight Lender), dated the date of this Credit Agreement, payable to such Syndication Party for the account of its Applicable Lending Office, and maturing as to principal on the 5-Year Maturity Date (or the Overnight Maturity Date, in the case of Overnight Advances) (each a “5-Year Facility Note” and collectively, the “5-Year Facility Notes”).

2.5Syndication Party Records Each Syndication Party shall record on its books and records the amount of each 5-Year Advance, the rate and interest period applicable thereto, all payments of principal and interest, and the principal balance from time to time outstanding. The Syndication Party’s record thereof shall be prima facie evidence as to all such amounts and shall be binding on Borrower absent manifest error. Notwithstanding the foregoing, Borrower will never be required to pay as principal more than the principal amount of the 5-Year Advances, Bid Advances and Overnight Advances funded by such Syndication Party.
2.6Use of Proceeds The proceeds of the 5-Year Advances will be used by Borrower (a) to fund working capital requirements, (b) for general corporate purposes, including funding capital expenditures, (c) to support the issuance of letters of credit, and (d) to pay off Overnight Advances (at the request of either Borrower or the Overnight Lender), and Borrower agrees not to request or use such proceeds for any other purpose. Borrower will not, directly or indirectly, use any part of such proceeds for the purpose of purchasing or carrying any margin stock within the meaning of Regulation U of the Board of Governors or to extend credit to any Person for the purpose of purchasing or carrying any such margin stock.
2.7Syndication Party Funding Failure The failure of any Syndication Party to fund its Funding Share of any requested 5-Year Advance or risk participation to be made by it on the date specified for such Advance shall not relieve any other Syndication Party of its obligation (if any) to fund its Funding Share of any Advance or risk participation on such date, but no Syndication Party shall be responsible for the failure of any other Syndication Party to make any Advance or risk participation to be made by such other Syndication Party.
2.8Reduction of 5-Year Commitment Borrower may, by written telecopier or electronic transmission notice to the Administrative Agent on or before 10:00 A.M. (Central time) on any Banking Day, irrevocably reduce the 5-Year Commitment; provided that (a) such reduction must be a minimum of $50,000,000.00 and in increments of $1,000,000.00 and (b) Borrower must simultaneously make any principal payment necessary (along with any applicable Funding Losses on account of such principal payment) so that (i) the aggregate amount of the Individual Outstanding 5-Year Obligations of all Syndication Parties does not exceed the reduced 5-Year Commitment on the date of such reduction, and (ii) the Individual Outstanding 5-Year Obligations owing to any Syndication Party do not exceed the Individual 5-Year Commitment of that Syndication Party (after reduction thereof in accordance with the following sentence). In the event the 5-Year Commitment is reduced as provided in the preceding sentence, then the Individual 5-Year Commitment of each Syndication Party shall be reduced in the same proportion as the Individual 5-Year Commitment of such Syndication Party bears to the 5-Year Commitment before such reduction.
2.9Increase of 5-Year Commitment Borrower shall have the right to increase the 5-Year Commitment (“Commitment Increase”) from time to time by an aggregate amount over the life of this Credit Agreement not to exceed the Maximum Commitment Increase Amount; provided that each of the following conditions has been satisfied: (a) no Event of Default or Potential Default has occurred (or if a Potential Default or an Event of Default has occurred, it has been waived in writing by the Administrative Agent pursuant to the provisions of Section 15.10 hereof); (b) Borrower has submitted to the Administrative Agent a written request for such Commitment Increase, specifying (i) the aggregate dollar amount thereof, which shall be a minimum of $50,000,000.00 and in increments of $1,000,000.00, (ii) the name of one or more financial institutions or Farm Credit System Institutions (which, in any case, may be an existing Syndication Party hereunder, it being understood that any such existing Syndication Party, if requested to participate, shall be entitled to agree or decline to participate) that has committed to provide funding of the Commitment Increase pursuant to the terms of, and as a Syndication Party under, this Credit Agreement (each a “Funding Source”), and (iii) the amount of the Commitment Increase which each such Funding Source has committed to provide, which must be a minimum of $10,000,000.00 and in increments of $1,000,000.00; (c) each Funding Source has, unless it is at such time a Syndication Party hereunder, executed an agreement in the form of Exhibit 2.9 hereto (“Adoption Agreement”); (d) the Administrative Agent has approved each Funding Source as a Syndication Party hereunder (unless such Funding Source is already a Syndication Party), which approval shall not be unreasonably withheld; (e) each Funding Source has remitted to the Administrative Agent, by wire transfer in accordance with the Wire Instructions, the amount directed by the Administrative Agent so that such Funding Source will have funded its share (based on such Funding Source’s Applicable Percentage as recalculated as provided in clause (w) below in this Section 2.9) of all outstanding Advances other than Bid Advances and Overnight Advances, to the extent not previously funded by such Funding Source; and (f) Borrower has, if requested by such Funding Source(s), executed such additional 5-Year Facility Notes payable to such Funding Source(s) and in such amounts, as the Administrative Agent shall require to reflect the Commitment Increase. Upon the satisfaction of each of the foregoing conditions, (v) the 5-Year Commitment shall be automatically increased by the amount of the Commitment Increase; (w) the Applicable Percentage of each of the Syndication Parties, including the Funding Source(s) and, if such Funding Source is an existing Syndication Party, the Individual 5-Year Commitment of such existing Syndication Party, shall be recalculated by the Administrative Agent to reflect the amount of the Commitment Increase which each such Funding Source has committed to provide, and the amount of the Commitment Increase; (x) the Funding Source(s) shall be allocated a share of all existing 5-Year Advances, other than Bid Advances and Overnight Advances, and any such amounts remitted pursuant to clause (e) above shall be allocated among, and paid over to, those Persons who were Syndication Parties prior to the Commitment Increase, based on their Applicable Percentages as they existed prior to the Commitment Increase, to reflect a reduction in their share of outstanding 5-Year Advances (other than Bid Advances and Overnight Advances); (y) to the extent that any Syndication Party is entitled to recover Funding Losses on account of having been allocated any portion of the amounts remitted pursuant to clause (e) above, Borrower shall pay to the Administrative Agent the amount of such Funding Losses which the Administrative Agent shall then forward to such Syndication Party; and (z) the Administrative Agent shall revise Schedule 1 to reflect the Commitment Increase.
2.10Prepayment If at any time the aggregate principal amount of all the Advances plus the undrawn face amount of all Letters of Credit outstanding exceeds the 5-Year Commitment at such time, then Borrower shall immediately pay to the Administrative Agent for the accounts of the applicable Syndication Parties the amount of such excess.
2.11Extension of Maturity Date
a.Not more than 75 days and not less than 20 days prior to each annual anniversary of the Closing Date, Borrower may, in each case, request in writing that the Syndication Parties extend the then current 5-Year Maturity Date for an additional one year (and the Administrative Agent shall promptly give the Syndication Parties notice of any such request); provided, however, that the 5-Year Maturity Date may be extended under this Section 2.11 no more than two (2) times in the aggregate. Each Syndication Party shall provide the Administrative Agent, not more than 15 days subsequent to any such request by Borrower, with written notice regarding whether it agrees to extend the then current 5-Year Maturity Date. Each decision by a Syndication Party shall be in its sole discretion and failure by a Syndication Party to give timely written notice hereunder shall be deemed a decision by such Syndication Party not to extend the 5-Year Maturity Date. If all of the Syndication Parties timely agree in writing to extend the 5-Year Maturity Date, then the 5-Year Maturity Date shall be extended for an additional one year pursuant to a duly executed written amendment to this Credit Agreement.
b.If any Syndication Party fails to agree to extend the 5-Year Maturity Date (a “Refusing Syndication Party”), then Borrower may, on or before the applicable anniversary date, request, at its own discretion and its own expense, any of the Refusing Syndication Parties (and each Refusing Syndication Party shall be required to transfer and assign upon such request) to transfer and assign in whole (but not in part), without recourse (in accordance with and subject to the terms of Section 15.27) all of its Syndication Interest under this Credit Agreement to an assignee that would be eligible pursuant to Section 15.27 (which may be one or more existing Syndication Parties if any existing Syndication Party accepts such assignment); provided that (A) such assignment or assignments shall not conflict with any law, rule, regulation or order of any court or other Governmental Authority, (B) Borrower or such assignee or assignees shall pay to the Refusing Syndication Parties in immediately available funds the principal of and interest accrued to the date of such payment on the portion of the Loans hereunder held by such Refusing Syndication Parties and all other amounts owed to such Refusing Syndication Parties hereunder, as well as any transfer fee owing to the Administrative Agent under Section 15.27 and (C) such transfer and assignment must occur on or prior to the applicable anniversary date.
c.If there exists any Refusing Syndication Party, and such Refusing Syndication Party is not required by Borrower to transfer and assign its interests prior to the applicable anniversary date as set forth in subsection 2.11.2 above, then Borrower may, on or before the applicable anniversary date, notify the Administrative Agent in writing that it wishes to (and all Syndication Parties who are not Refusing Syndication Parties (each, a “Consenting Syndication Party”) shall agree to) extend the 5-Year Maturity Date with Individual 5-Year Commitments (for such additional year) equal to the 5-Year Commitments of such Consenting Syndication Parties for such additional year.
d.If Borrower opts to extend the 5-Year Maturity Date pursuant to subsection 2.11.3 above, then Borrower shall, on the 5-Year Maturity Date in effect immediately prior to such extension, pay to the Refusing Syndication Parties in immediately available funds the principal of and interest accrued on the portion of the Loans hereunder held by the Refusing Syndication Parties, as well as all other amounts due and payable to the Refusing Syndication Parties (including, without limitation, any loss, expense or liability incurred by reason of the liquidation or reemployment of deposits or other funds required by the Syndication Party to fund its LIBO Rate Loans), on such date. Upon such payment, (i) the 5-Year Commitments of each such Refusing Syndication Party shall terminate, (ii) each such Refusing Syndication Party shall cease to be a Syndication Party hereunder and (iii) the 5-year Commitment shall be reduced by an amount equal to the aggregate Individual 5-Year Commitments of each such Refusing Syndication Party.
Article 3.
BID RATE FACILITY; OVERNIGHT FACILITY
3.15-Year Facility Bid Rate Loans Subject to the terms and conditions of this Credit Agreement, including the procedures set forth in Article 3 hereof, each Syndication Party may in its sole discretion make Advances (each Advance made by a Syndication Party pursuant to this Section 3.1 a “Bid Advance” and the total of such Advances made by the Syndication Parties the “Bid Rate Loans”) to Borrower from time to time during the 5-Year Availability Period, provided that:
3.1.1Individual 5-Year Commitment. No Syndication Party shall be permitted to make a Bid Advance under the 5-Year Facility which, when added to its aggregate Individual Outstanding 5-Year Obligations, would exceed such Syndication Party’s Individual 5-Year Commitment.
3.1.25-Year Commitment. Borrower may not make a Bid Request in an amount which, when added to the aggregate Individual Outstanding 5-Year Obligations of all Syndication Parties, would exceed the 5-Year Commitment.
3.1.3Amounts. Each Bid Request shall be in an amount at least equal to five million dollars ($5,000,000) and in integral multiples of one million dollars ($1,000,000), and each Bid shall be in an amount at least equal to one million dollars ($1,000,000) or the amount remaining under the Individual 5-Year Commitment of the Syndication Party submitting such Bid, if less. Each Bid Advance made by a Syndication Party will be in the amount of its Bids, or portions thereof, under the 5-Year Facility that are accepted by Borrower in accordance with Section 3.4 hereof.
3.2Bid Request No more frequently than once each Banking Day, Borrower may request offers from all Syndication Parties which have an Individual 5-Year Commitment, acting severally and not jointly, to make Bid Advances by giving the Bid Agent notice by telecopier or electronic transmission (effective upon receipt), substantially in the form of Exhibit 3.2 hereto (“Bid Request”) on or before 9:00 A.M. (Central time) on the Banking Day the proposed Bid Rate Loan is to be made. By 9:30 A.M. (Central time) of the same Banking Day, the Bid Agent shall, by telecopier or electronic transmission, send to all of the Syndication Parties eligible to receive a Bid Request a copy of such Bid Request. Each Bid Request must specify (a) the total amount of such requested Bid Advances, (b) the individual amount of each requested Bid Advance with a different proposed Bid Maturity Date, (c) the proposed Banking Day of making such Bid Advance (which shall be the same Banking Day on which the Bid is submitted), and (d) the proposed maturity dates for such Bid Advances (each a “Bid Maturity Date”) which must be Banking Days and which must not extend beyond the 5-Year Maturity Date. Borrower may request offers to make more than one Bid Rate Loan (up to a maximum of five (5) Bid Rate Loans in a single Bid Request), each with a different Bid Maturity Date, in a single Bid Request.
3.3Bid Procedure Each Syndication Party with an Individual 5-Year Commitment may, in its sole discretion, submit to the Bid Agent a written quote, substantially in the form of Exhibit 3.3 hereto and signed by an authorized signatory of such Syndication Party as determined by the Bid Agent in its sole discretion (“Bid”), containing an offer or offers to make one or more Bid Advances in a specified amount or amounts in response to such Bid Request (and may elect to bid with respect to any or all Bid Advances with different Bid Maturity Dates specified in the Bid Request); provided, however, each Syndication Party is limited to one Bid submission per Bid Request (which may cover more than one Bid Maturity Date) and a Syndication Party may not submit a Bid in an amount in excess of such Syndication Party’s Individual 5-Year Lending Capacity. A Bid may set forth offers for up to five (5) separate Bid Rates for each of the applicable Bid Advances, provided that each Bid shall specify the aggregate principal amount of Bid Advances for all Bid Maturity Dates that the Syndication Party submitting such Bid is willing to make at the interest rate or rates specified in such Bid (each a “Bid Rate”) pursuant to such Bid. Each Bid by a Syndication Party (other than by the Bid Agent acting in its capacity as a Syndication Party) must be submitted to the Bid Agent by telecopier or electronic transmission not later than 10:15 A.M. (Central time) on the same Banking Day. The Bid Agent, in its capacity as a Syndication Party, may submit Bids; provided such Bids must be finalized not later than 10:00 A.M. (Central time) on the same Banking Day. Each Bid shall be irrevocable. The Bid Agent shall disregard a Bid if it (a) is not substantially in conformity with Exhibit 3.3 hereto, (b) contains qualifying or conditional language, (c) proposes terms other than or in addition to those set forth in the applicable Bid Request, or (d) arrives after the applicable time set forth in this Section 3.3. By 10:30 A.M. (Central time) on the same Banking Day, the Bid Agent shall send copies of all Bids to Borrower by telecopier or electronic transmission (“Bid Results Notice”). At no time shall the Bid Rate specified in a Bid be deemed to be below 0%.
3.4Bid Acceptance Procedure Not later than 11:00 A.M. (Central time) on the same Banking Day, Borrower shall provide to the Bid Agent by telecopier or electronic transmission notice, in the form of Exhibit 3.4 hereto, of its acceptance or rejection of each of the Bids submitted to Borrower by the Bid Results Notice (“Bid Selection Notice”). In the case of each acceptance the Bid Selection Notice shall specify the aggregate principal amount of Bid Advances for each of the Bids that are accepted. Regardless of the amounts or interest rates bid by any Syndication Party, Borrower may accept or decline any Bid in whole or in part, provided that (a) the aggregate principal amount of Bid Advances accepted may not exceed the applicable amount set forth in the related Bid Request, and (b) Borrower may not accept any offer that fails to comply with this Article 3. Bids not accepted by 11:00 A.M. (Central time) will be irrevocably deemed to have been rejected by Borrower. No later than 12:00 noon (Central time) on the same Banking Day, the Bid Agent shall send, by telecopier or electronic transmission, a copy of such Bid Selection Notice to the Administrative Agent and the Administrative Agent shall inform each Syndication Party which submitted a Bid of the acceptance or rejection of such Bid and if accepted the terms thereof.
3.5Bid Rate Loan Funding Not later than 1:00 P.M. (Central time) on the same Banking Day, each Syndication Party that is to make one or more Bid Advances in accordance with the Bid Selection Notice shall make available to the Administrative Agent at the Administrative Agent’s Office, in immediately available funds, an amount sufficient to fund such Bid Advances. After the Administrative Agent’s receipt of such funds, but (if so received) not later than 2:00 P.M. (Central time), and upon fulfillment of the applicable conditions set forth in Article 10 hereof, the Administrative Agent will make the proceeds of such Bid Advances available to Borrower, in immediately available funds, and will transmit such funds by wire transfer to Borrower’s Account.
3.6Syndication Party Funding Failure In the event any Syndication Party fails to make any requested Bid Advance to be made by it on the date specified for such Advance, the Administrative Agent may, in its sole and absolute discretion and in its role and capacity of the Administrative Agent, advance such funds to Borrower on behalf of such Syndication Party, notwithstanding limitations, if any, contained herein relating to the Administrative Agent in its role as a Syndication Party, including its Individual 5-Year Commitment or Individual 5-Year Lending Capacity. In the event of the funding of any such Advance by the Administrative Agent, the Syndication Party failing to fund such Advance will be treated as a Delinquent Syndication Party under Section 15.4 hereof, and the Administrative Agent will be treated as a Contributing Syndication Party under such Section.
3.7Bid Rate Loans - Bid Maturity Date Beyond Maturity Date Notwithstanding any other provision in this Credit Agreement that may be construed to the contrary, in the event that a Syndication Party, at its sole discretion, makes a Bid Advance to Borrower with a Bid Maturity Date later than the 5-Year Maturity Date; and (a) (i) the 5-Year Maturity Date is subsequently extended by amendment to this Credit Agreement (pursuant to Section 2.11 hereof or otherwise); and (ii) such Syndication Party does not renew its Individual 5-Year Commitment at a level at least equal to the outstanding amount of such Bid Advance, then, in such case, such outstanding amount will be due and payable by Borrower, and accepted by such Syndication Party, on the 5-Year Maturity Date (as in effect prior to such extension thereof) without any liability for Funding Losses on such amount; or (b) the 5-Year Maturity Date is not subsequently extended by amendment to this Credit Agreement, then, in each such case, such outstanding amount will be repaid by Borrower in accordance with the terms of this Credit Agreement (including provision for Funding Losses) and this Credit Agreement will be deemed to continue in force for the limited purpose of facilitating such payments.
3.8Failure to Implement Bid Process In the event the Bid Agent fails to hold an auction pursuant to a proper Bid Request, the Administrative Agent may, in its sole and absolute discretion and in its role and capacity of the Administrative Agent, make an Advance to Borrower on behalf of all Syndication Parties in the amount of each Bid Advance requested in such Bid Request to bear interest at the then current Base Rate to be repaid out of proceeds of Bid Advances on the next Banking Day, and in such event the Administrative Agent will cause the Bid Agent to hold the auction for such Bid Advances the following Banking Day.
3.9    Overnight Advances In addition to Borrower’s right to request a 5-Year Advance under Article 2 hereof or a Bid Advance under Section 3.2 hereof, Borrower may, subject to the terms and conditions of this Section 3.9 and Section 10.2 hereof, at any time before 2:00 P.M. (Central time) on a Banking Day, request the Overnight Lender to make an Advance to Borrower under the 5-Year Facility on the same Banking Day (“Overnight Advance”) in accordance with the provisions of this Section 3.9. Each Banking Day by 10:30 A.M. (Central time) the Overnight Lender may notify Borrower of the interest rate (“Overnight Rate”) that it will charge on all Overnight Advances made that Banking Day (provided that if the Overnight Lender does not so notify Borrower, the Overnight Rate shall be equal to the Base Rate as in effect from time to time). Borrower’s request for an Overnight Advance (“Overnight Advance Request”) shall be made in writing by telecopier or electronic transmission, must be directed to the Overnight Lender, and must specify the amount of such Advance. If Borrower submits an Overnight Advance Request, the Overnight Lender shall promptly, but not later than 3:00 P.M. (Central time) on the same Banking Day, fund such Overnight Advance and advise the Administrative Agent in writing of the amount and Overnight Rate of such Overnight Advance. Each Overnight Advance shall bear interest at the applicable Overnight Rate and shall be payable in full, including interest, on the earliest of: (a) the fifth day of the next succeeding month following the date of the Advance, (b) one Banking Day following demand for repayment by the Overnight Lender at its sole discretion or (c) the 5-Year Maturity Date (the “Overnight Maturity Date”). Such payment may, at Borrower’s discretion, and subject to the conditions of this Credit Agreement, be made by an Advance under the 5-Year Facility. Overnight Advances shall be made only by the Overnight Lender. Borrower’s entitlement to receive, and the Overnight Lender’s obligation to fund, any Overnight Advance shall be subject to the conditions and limitations set forth in Section 2.1 hereof and applicable to 5-Year Advances generally and, in addition, (x) the aggregate outstanding principal amount of all such Overnight Advances shall not at any time exceed the Overnight Funding Commitment, and (y) the aggregate Individual Outstanding 5-Year Obligations of all Syndication Parties (after giving effect to such Overnight Advances and risk participations therein) shall not exceed the 5-Year Commitment. Immediately upon the making of an Overnight Advance in accordance with the terms hereof, each Syndication Party (other than the Overnight Lender) shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Overnight Lender a risk participation in such Syndication Party’s Applicable Percentage of such Overnight Advance, which shall be funded in accordance with this Section 3.9. Such obligation to risk participate shall be absolute and unconditional irrespective of any setoff, counterclaim, recoupment, defense or other right which such Syndication Party may have. At the sole discretion of the Overnight Lender, any Overnight Advance may be paid off at any time by a 5-Year Advance requested by the Overnight Lender pursuant to Section 2.3. If for any reason such Overnight Advance cannot be so paid off, each Syndication Party shall, at the request of the Overnight Lender, promptly fund its risk participation in such Overnight Advance directly to the Overnight Lender. The Overnight Lender may terminate or suspend its commitment to make Overnight Advances at any time in its sole discretion upon notice to Borrower and the Overnight Lender shall not be required to fund any Overnight Advances unless it is satisfied that it will have no Fronting Exposure after giving effect to such Overnight Advance.
3.10    Overnight Advance Funding Failure In the event the Overnight Lender fails to make any requested Overnight Advance to be made by it on the date specified for such Advance, the Administrative Agent (in that capacity) may, in its sole and absolute discretion and in its role and capacity of the Administrative Agent, advance such funds to Borrower on behalf of such Overnight Lender, notwithstanding limitations, if any, contained herein relating to the Administrative Agent in its role as a Syndication Party, including its Individual 5-Year Commitment or Individual 5-Year Lending Capacity. In the event of any such advance by the Administrative Agent, the Overnight Lender will be treated as a Delinquent Syndication Party under Section 15.4 hereof, and the Administrative Agent will be treated as a Contributing Syndication Party under such Section. In the event of any failure by a Syndication Party to fund its risk participation of an Overnight Advance in accordance with Section 3.9, such Syndication Party will be treated as a Delinquent Syndication Party under Section 15.4 hereof, and the Overnight Lender will be treated as a Contributing Syndication Party under such Section.
Article 4.
LETTER OF CREDIT FACILITY
4.1    Letter of Credit Request On the terms and conditions set forth in this Credit Agreement, and so long as no Event of Default or Potential Default has occurred (or if a Potential Default or an Event of Default has occurred, it has been waived in writing by the Administrative Agent in accordance with the provisions of Section 15.10 hereof), Borrower may request the issuance of one or more documentary letters of credit or standby letters of credit as Letters of Credit pursuant to the conditions and limitations set forth below.
4.1.1Request for Letter of Credit. Borrower may request issuance of a Letter of Credit by providing, not later than 12:00 noon (Central time) on a Banking Day, a written request therefor (“LC Request”) to the Administrative Agent and the Letter of Credit Bank. The LC Request shall set forth (a) the face amount and expiry date, (b) the beneficiary, (c) the terms thereof, and (d) such other information as the Letter of Credit Bank shall request. Letters of Credit shall be issued under the 5-Year Facility. In no event may the expiry date be later than 364 days past the 5-Year Maturity Date.

4.1.2Purpose. Borrower may not request issuance of a Letter of Credit for other than a purpose for which a 5-Year Advance could be requested under Section 2.6 hereof.
4.2    Letters of Credit No later than 1:00 P.M. (Central time) on the Banking Day of the receipt by the Letter of Credit Bank of a LC Request, it shall, if it approves the form and substance thereof, issue the requested Letter of Credit for any expiry period from seven (7) days following the date of issuance to the date which is 364 days past the 5-Year Maturity Date, subject to the following:
4.2.1Available Amount. The face amount of the requested Letter of Credit may not exceed the lesser of (a) the amount determined by subtracting the aggregate Individual Outstanding 5-Year Obligations of all Syndication Parties from the 5-Year Commitment, or (b) the amount determined by subtracting the undrawn face amount of all Letters of Credit and Closing Date Letters of Credit then outstanding (including any Letter of Credit requested but not yet issued unless the Letter of Credit Bank has declined to issue the Letter of Credit) from the LC Commitment.
4.2.2Availability. Letters of Credit may be requested for issuance only during the 5-Year Availability Period. In the event that a Syndication Party is a Defaulting Syndication Party, the Letter of Credit Bank will not be required to issue any Letter of Credit unless the Letter of Credit Bank has entered into arrangements satisfactory to it and Borrower to eliminate the Letter of Credit Bank’s Fronting Exposure with respect to all Defaulting Syndication Parties, including by cash collateralizing each such Defaulting Syndication Party’s participating share in each Letter of Credit.
4.2.3Issuance Fee. Borrower shall pay at the time of the issuance, extension, renewal or reissuance of each Letter of Credit the Issuance Fee therefor on the face amount thereof (including any increases thereto pursuant to any renewal, extension or reissuance) to be distributed to the Letter of Credit Bank.
4.2.4Treatment of Draws. Immediately upon the issuance of a Letter of Credit (which issuance shall be deemed to be the Closing Date in the case of Closing Date Letters of Credit constituting Letters of Credit) in accordance with the terms hereof, each Syndication Party (other than the Letter of Credit Bank) shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Letter of Credit Bank a risk participation in such Syndication Party’s Applicable Percentage of such Letter of Credit, the obligations thereunder and in Borrower’s reimbursement obligations in respect of draws thereunder, which shall be funded in accordance with this Subsection 4.2.4. Such obligation to risk participate shall be absolute and unconditional irrespective of any setoff, counterclaim, recoupment, defense or other right which such Syndication Party may have. Each draw under a Letter of Credit shall be funded by each of the Syndication Parties pursuant to Section 2.3 as a 5-Year Advance under the 5-Year Facility in accordance with their respective Applicable Percentage. If and to the extent any such draw under a Letter of Credit is not fully funded as a 5-Year Advance pursuant to Section 2.3 within one Banking Day following such draw, Borrower shall immediately reimburse the Letter of Credit Bank for any unfunded or unreimbursed amounts of such draw. If and to the extent any such draw under a Letter of Credit is not funded as a 5-Year Advance or reimbursed by Borrower within two Banking Days following such draw, each Syndication Party shall, at the request of the Letter of Credit Bank, promptly fund its risk participation in such Letter of Credit directly to the Letter of Credit Bank.
4.3    Closing Date Letters of Credit Borrower and each Syndication Party agree that each Closing Date Letter of Credit shall, as of the Closing Date, be deemed to have been issued as a Letter of Credit under the 5-Year Facility, and that the issuer thereof shall for all purposes be deemed to have been the Letter of Credit Bank hereunder with respect to each such Closing Date Letter of Credit.
4.4    Cash Collateral Account Upon (a) the occurrence of an Event of Default, or (b) the occurrence of the date which is 105 days prior to the 5-Year Maturity Date, Borrower shall immediately (x) establish an account, if one has not previously been established, with the Administrative Agent, or with such other financial institution as shall be approved by the Required Lenders (“Cash Collateral Account”); (y) deposit by wire transfer funds into such Cash Collateral Account in an amount equal to (i) in the case of the application of clause (a) of this Section, the undrawn face amount of all Letters of Credit then outstanding, or (ii) in the case of the application of clause (b) of this Section 4.4, the undrawn face amount of all Letters of Credit which on that date have an expiry date later than the 5-Year Maturity Date (each an “Extended Duration LC”); and (z) take such action, including the execution and delivery (and, where requested, obtaining the execution thereof by third parties) of security documents, Control Agreements, financing statements, and/or such other documents as the Administrative Agent may require, in order to grant to the Administrative Agent, on behalf of the Syndication Parties, a first lien security interest on such Cash Collateral Account and the funds on deposit therein; provided that in the case of clause (b) above, in lieu of the foregoing provisions of this Section 4.4 Borrower may, upon terms and conditions satisfactory to the Administrative Agent in its sole discretion,

(A) enter into cash collateral arrangements satisfactory to the Administrative Agent and the Letter of Credit Bank to eliminate the Letter of Credit Bank’s risk with respect to each such Letter of Credit, in each case in its individual capacity as issuer of a letter of credit and (B) pay all Letter of Credit Fees and other fees, expenses or other amounts accrued and unpaid at such time with respect to such Letters of Credit (the “LC Separation Arrangements”); provided, further, that upon entering into the LC Separation Arrangements, each such Letter of Credit shall permanently cease to be a Letter of Credit hereunder, and the LC Commitment shall permanently be reduced to zero. In addition, Borrower shall, on the date of issuance of each Extended Duration LC which is issued on, or any time subsequent to the date which is 105 days prior to, the 5-Year Maturity Date, deposit by wire transfer funds into such Cash Collateral Account in an amount equal to the face amount of each such Extended Duration LC unless a deposit was made on account of such Extended Duration LC pursuant to clause (y) above. In the event that Borrower fails or refuses to establish and fund the Cash Collateral Account or enter into the LC Separation Arrangements as required above, the Syndication Parties shall establish such an account in the name of the Administrative Agent and fund such account by a 5-Year Advance or otherwise in the same manner that a draw under any such Letter of Credit would be funded. Notwithstanding any other provision contained in this Credit Agreement or any of the other Loan Documents, draws made against any Letter of Credit on or after the date of funding of the Cash Collateral Account with respect to such Letter of Credit, shall be funded out of the funds on deposit in the Cash Collateral Account rather than out of 5-Year Advances, to the extent that the funds deposited into the Cash Collateral Account with respect to such Letter of Credit remain on deposit in the Cash Collateral Account on the date of such draw. At and after such time as there no longer exists any Event of Default, the Administrative Agent shall within a reasonable time after receipt of a written request therefor from Borrower (which Borrower may send at any time after the date all Events of Default have been cured (if cure is allowed) or waived pursuant to the provisions of this Credit Agreement), refund to Borrower the amounts in the Cash Collateral Account which were deposited therein on account of such Events of Default (less any amounts withdrawn from the Cash Collateral Account to fund draws on any Letters of Credit). Any draw under an Extended Duration LC funded as a 5-Year Advance shall be repaid by Borrower no later than the next Banking Day if such draw occurs after the 5-Year Maturity Date to the extent that it is not funded out of the Cash Collateral Account as provided above. Upon receiving proof satisfactory to the Administrative Agent of the termination, reduction in amount, or expiration of any Extended Duration LC, and unless an Event of Default has occurred and is continuing, and so long as there remains on deposit in the Cash Collateral Account funds equal to the undrawn face amount of all Extended Duration LCs which remain outstanding, the Administrative Agent shall within a reasonable time after receiving a written request therefor from Borrower, refund to Borrower an amount equal to the undrawn face amount of such terminated or expired Extended Duration LC or the amount by which the undrawn face amount of such Extended Duration LC has been reduced, as applicable. In the event of the extension of the 5-Year Maturity Date to a date beyond the expiry date of an Extended Duration LC, each Extended Duration LC whose expiry date is no longer later than the date which is 105 days prior to the 5-Year Maturity Date as so extended (each hereinafter referred to as a “Converted LC”), shall no longer be deemed to be an Extended Duration LC, and unless an Event of Default has occurred and is continuing, and so long as there remains on deposit in the Cash Collateral Account funds equal to the undrawn face amount of all Extended Duration LCs, excluding each such Converted LC, the Administrative Agent shall within a reasonable time after receipt of a written request therefor from Borrower (which Borrower may send at any time after the effective date of such extension of the 5-Year Maturity Date), refund to Borrower an amount equal to the undrawn face amount of each such Converted LC. The agreements and obligations in this Section 4.4 shall survive the payment of the Loans and the expiration or termination of this Credit Agreement.
4.5    Reimbursement Obligation Unconditional All draws under the Letters of Credit are absolutely, unconditionally, and irrevocably reimbursable by Borrower and shall be funded as 5-Year Advances (or as provided otherwise in Section 4.2.4 or 4.4 hereof), notwithstanding:
(a)any lack of validity or enforceability of the Letter of Credit, any of the documents referenced in the Letter of Credit, or any other agreement or instrument related to any such documents;
(b)the existence of any claim, setoff, defense or other right which Borrower may have at any time against the beneficiary or any transferee of the Letter of Credit (or any person for whom the beneficiary or transferee may be acting);
(c)any statement, draft, certificate, or any other document presented under the Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect, or any statement therein being untrue or inaccurate in any respect whatsoever or the draw certificate was otherwise unauthorized, it being expressly understood and agreed by Borrower that neither the Letter of Credit Bank nor any Syndication Party shall have any liability on account of any lack of authorization or forgery and any recovery from third parties on account of such lack of authorization or such forgery shall be the sole responsibility of Borrower; or
(d)the payment of a draw against presentation of a draft or certificate which does not comply with the terms of the Letter of Credit, unless such payment is made as a result of the gross negligence or willful misconduct of the issuer of the Letter of Credit.
Article 5.

INTEREST; FEES; AND MARGINS
5.1    Interest Except as provided in Article 3 hereof, interest on all Loans shall be calculated as follows:
5.1.1Base Rate Option. Unless Borrower requests and receives a LIBO Rate Loan pursuant to Subsection 5.1.2 hereof, the outstanding principal balance owing hereunder for 5-Year Advances (unless otherwise specified pursuant to Section 3.9, in the case of Overnight Advances) shall bear interest at the Base Rate (each a “Base Rate Loan”).
5.1.2LIBO Rate Option. From time to time, and so long as no Event of Default has occurred and is continuing, at the request of Borrower included in a 5-Year Borrowing Notice, all or any part of the outstanding principal balance owing hereunder for 5-Year Advances may bear interest at the LIBO Rate (each a “LIBO Rate Loan”); provided that Borrower may have no more than ten (10) LIBO Rate Loans outstanding at any time. To effect this option, the 5-Year Borrowing Notice must specify (a) the principal amount that is to bear interest at the LIBO Rate, which must be a minimum of $10,000,000.00 and in incremental multiples of $1,000,000.00 and (b) the period selected by Borrower during which the LIBO Rate is to be applied (“LIBO Rate Period”), which may be any period of one, two, three, or six months, but must expire no later than the 5-Year Maturity Date. In addition, Borrower may convert any Base Rate Loan to a LIBO Rate Loan, or continue a LIBO Rate Loan, by making a written request therefor, substantially in the form of Exhibit 5.1 hereto (“Conversion or Continuation Notice”), to the Administrative Agent by telecopier or electronic transmission at least three (3) Banking Days prior to the first date of the LIBO Rate Period therefor, specifying (y) the principal amount that is to bear interest at the LIBO Rate, which must be a minimum of $10,000,000.00 and in incremental multiples of $1,000,000.00 and (z) the LIBO Rate Period selected by Borrower during which the LIBO Rate is to be applied. The Administrative Agent shall incur no liability in acting upon a request which it believed in good faith had been made by a properly authorized employee of Borrower. Following the expiration of the LIBO Rate Period for any LIBO Rate Loan, interest shall automatically accrue at the Base Rate unless Borrower requests and receives another LIBO Rate Loan as provided in this Subsection 5.1.2.
5.2    Additional Provisions for LIBO Rate Loans
5.2.1Limitation on LIBO Rate Loans. Anything herein to the contrary notwithstanding, if, on or prior to the determination of the LIBO Rate for any LIBO Rate Period:
a.the Administrative Agent determines (which determination shall be conclusive) that quotations of interest rates in accordance with the definition of LIBO Rate are not being provided in the relevant amounts or for the relevant maturities for purposes of determining rates of interest for LIBO Rate Loans as provided in this Credit Agreement; or
b.any Syndication Party determines (which determination shall be conclusive) that the relevant rates of interest referred to in the definition of LIBO Rate upon the basis of which the rate of interest for LIBO Rate Loans for such LIBO Rate Period is to be determined do not adequately cover the cost to the Syndication Parties of making or maintaining such LIBO Rate Loans for such LIBO Rate Period;
then Administrative Agent shall give Borrower prompt notice thereof, and so long as such condition remains in effect, in the case of clause (a) above, the Syndication Parties, and in the case of clause (b) above, the Syndication Party that makes the determination, shall be under no obligation to make LIBO Rate Loans, convert Base Rate Loans into LIBO Rate Loans, or continue LIBO Rate Loans, and Borrower shall, on the last days of the then current applicable LIBO Rate Periods for the outstanding LIBO Rate Loans, either prepay such LIBO Rate Loans or such LIBO Rate Loans shall automatically be converted into a Base Rate Loan in accordance with Section 5.1 hereof.
5.2.2LIBO Rate Loan Unlawful. If any Change in Law shall make it unlawful for any of the Syndication Parties to (a) advance its Funding Share of any LIBO Rate Loan or (b) maintain its share of all or any portion of the LIBO Rate Loans, each such Syndication Party shall promptly, by telephone (in which case it must be promptly followed by a writing) or telecopier or electronic transmission, notify the Administrative Agent thereof, and of the reasons therefor and the Administrative Agent shall promptly notify

Borrower thereof and shall provide a copy of such written notice to Borrower. In the former event, any obligation of any such Syndication Party to make available its Funding Share of any future LIBO Rate Loan shall immediately be canceled (and, in lieu thereof shall be made as a Base Rate Loan), and in the latter event, any such unlawful LIBO Rate Loans or portions thereof then outstanding shall be converted, at the option of such Syndication Party, to a Base Rate Loan; provided, however, that if any such Change in Law shall permit the LIBO Rate to remain in effect until the expiration of the LIBO Rate Period applicable to any such unlawful LIBO Rate Loan, then such LIBO Rate Loan shall continue in effect until the expiration of such LIBO Rate Period. Upon the occurrence of any of the foregoing events on account of any Change in Law, Borrower shall pay to the Administrative Agent immediately upon demand such amounts as may be necessary to compensate any such Syndication Party for any fees, charges, or other costs (including Funding Losses) incurred or payable by such Syndication Party as a result thereof and which are attributable to any LIBO Rate Loan made available to Borrower hereunder, and any reasonable allocation made by any such Syndication Party among its operations shall be conclusive and binding upon Borrower absent manifest error.
5.2.3Treatment of Affected Loans. If the obligations of any Syndication Party to make or continue LIBO Rate Loans, or to convert Base Rate Loans into LIBO Rate Loans, are suspended pursuant to Subsection 5.2.1 or 5.2.2 hereof (all LIBO Rate Loans so affected being herein called “Affected Loans”), such Syndication Party’s Affected Loans shall, on the last day(s) of the then current LIBO Rate Period(s) for the Affected Loans (or, in the case of a conversion required by Subsection 5.2.1 or 5.2.2, on such earlier date as such Syndication Party may specify to Borrower), be automatically converted into Base Rate Loans for the account of such Syndication Party. To the extent that such Syndication Party’s Affected Loans have been so converted, all payments and prepayments of principal which would otherwise be applied to such Syndication Party’s Affected Loans shall be applied instead to its Base Rate Loans. All Advances which would otherwise be made or continued by such Syndication Party as LIBO Rate Loans shall be made or continued instead as Base Rate Loans, and all Base Rate Loans of such Syndication Party which would otherwise be converted into LIBO Rate Loans shall remain as Base Rate Loans.
5.2.4LIBO Replacement Rate. Notwithstanding anything to the contrary in this Credit Agreement or any other Loan Documents, if the Administrative Agent shall have determined (which determination shall be final and conclusive and binding upon all parties hereto absent manifest error), or Borrower or the Required Lenders notify the Administrative Agent (with, in the case of the Required Lenders, a copy to Borrower) that Borrower or the Required Lenders (as applicable) have determined (which determination likewise shall be final and conclusive and binding upon all parties hereto absent manifest error), that:
(i)    adequate and reasonable means do not exist for ascertaining the LIBO Rate for any requested LIBO Rate Period, including because the LIBO Rate is not available or published on a current basis and such circumstances are unlikely to be temporary, or
(ii)    the relevant administrator of the LIBO Rate or a Governmental Authority having or purporting to have jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which the LIBO Rate shall no longer be made available, or used for determining the interest rate of loans, or
(iii)    syndicated credit facilities among national banks active in leading such facilities currently being executed, or that include language similar to that contained in this Section, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace the LIBO Rate, then, reasonably promptly after such determination by the Administrative Agent or receipt by the Administrative Agent of such notice, as applicable, the Administrative Agent and Borrower may amend this Credit Agreement to replace the LIBO Rate with an alternate benchmark rate, giving due consideration to any evolving or then existing convention for similar syndicated credit facilities for such alternative benchmarks (any such proposed rate, a “LIBO Replacement Rate”), and make such other related changes to this Credit Agreement and the other Loan Documents as may be necessary or appropriate, in the opinion of the Administrative Agent and Borrower, to effect the provisions of this Section 5.2.4 and any such amendment shall become effective at 5:00 p.m., Denver, Colorado time on the fifth Banking Day after the Administrative Agent shall have posted such proposed amendment to all Syndication Parties and Borrower unless, prior to such time, Syndication Parties comprising the Required Lenders have delivered to the Administrative Agent written notice that such Required Lenders do not accept such amendment and specifying the specific provisions to which they object. The LIBO Replacement Rate shall be applied in a manner consistent with market practice; provided that, in each case, to the extent such market practice is not administratively feasible for the Administrative

Agent, such LIBO Replacement Rate shall be applied as otherwise reasonably determined by the Administrative Agent (it being understood that any such modification to application by the Administrative Agent made as so determined shall not require the consent of, or consultation with, any of the Syndication Parties). At no time shall the LIBO Replacement Rate be deemed to be below 0%.
5.3    Default Interest Rate All past due payments on 5-Year Advances (including Overnight Advances), Bid Advances, or of any other Bank Debt (whether as a result of nonpayment by Borrower when due, at maturity, or upon acceleration) shall bear interest at the Default Interest Rate from and after the due date for the payment, or on the date of maturity or acceleration, as the case may be.
5.4    Interest Calculation Interest on all Loans shall be calculated on the actual number of days the principal owing thereunder is outstanding with the daily rate calculated on the basis of a year consisting of 360 days. In calculating interest, the Advance Date shall be included and the date each payment is received shall be excluded.
5.5    Fees.2. Subject to Section 15.30, Borrower shall pay or cause to be paid the following fees:
5.5.15-Year Facility Fee. A non-refundable fee (“5-Year Facility Fee”) calculated in arrears as of the end of each of Borrower’s Fiscal Quarters following the Closing Date, until the Loans are paid in full, all Letters of Credit are canceled or have expired, and the Syndication Parties have no further obligation to make a 5-Year Advance or issue Letters of Credit hereunder. The 5-Year Facility Fee for each such period shall be equal to (a) the average daily 5-Year Commitment in effect during such period, (b) multiplied by the average daily 5-Year Facility Fee Factor in effect during such period, as converted to a daily rate using a year of 360 days, (c) with the product thereof being further multiplied by the number of days in such period. The 5-Year Facility Fee shall be payable to the Administrative Agent in arrears on the Banking Day coinciding with, or immediately preceding the fifth (5th) day after the close of each such Fiscal Quarter, for distribution to each Syndication Party in the ratio that its Individual 5-Year Commitment bears to the 5-Year Commitment as calculated by the Administrative Agent on the last day of each such period. Any amounts of such “5-Year Facility Fee” (as defined in the Existing Credit Agreement) accrued and outstanding under the Existing Credit Agreement shall be due and payable on the Closing Date.
5.5.2Letter of Credit Fee. Borrower shall pay the non-refundable Letter of Credit Fee calculated in arrears as of the last day of each of Borrower’s Fiscal Quarters or as otherwise provided in Section 4.4. The Letter of Credit Fee shall be payable to the Administrative Agent in arrears on the Banking Day coinciding with, or immediately preceding the fifth (5th) day after the close of each of Borrower’s Fiscal Quarters or as otherwise provided in Section 4.4, for distribution to each Syndication Party in accordance with its Applicable Percentage as calculated by the Administrative Agent on the last day of each such period. Any amounts of such “Letter of Credit Fee” (as defined in the Existing Credit Agreement) accrued and outstanding under the Existing Credit Agreement shall be due and payable on the Closing Date.
5.6    5-Year Margin; 5-Year Facility Fee Factor If the Compliance Certificate with respect to any Fiscal Quarter or Fiscal Year is not received by the Administrative Agent by the date required as provided in Subsections 11.2.1 and 11.2.2 hereof, the 5-Year Margin and the 5-Year Facility Fee Factor for the period commencing on the first day of the Fiscal Quarter or Fiscal Year commencing immediately after the Fiscal Quarter or Fiscal Year for which such Compliance Certificate was required, shall each be determined based on Tier 4 of Schedule 2 for that entire Fiscal Quarter or Fiscal Year. If at any time within one year of any date of determination of the ratio of Consolidated Funded Debt to Consolidated Cash Flow for purposes of calculating the 5-Year Margin and 5-Year Facility Fee Factor, as a result of any restatement of or other adjustment to the financial statements of Borrower or for any other reason, (i) the ratio of Consolidated Funded Debt to Consolidated Cash Flow as calculated by Borrower as of any applicable date was inaccurate and (ii) a proper calculation of the ratio of Consolidated Funded Debt to Consolidated Cash Flow would have resulted in higher pricing for such period, Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of each Syndication Party promptly, and in any event within ten (10) Banking Days, on demand by the Administrative Agent, an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period.
Article 6.
PAYMENTS; FUNDING LOSSES
6.1    Principal Payments Principal shall be payable on the 5-Year Maturity Date; provided that (a) principal owing on all Bid Advances shall be payable (i) on the Bid Maturity Date as provided in the Bid under which such Bid Advance was made, if such date is earlier than the 5-Year Maturity Date, and (ii) as provided in Section 3.7 hereof;

(b) principal owing on all Overnight Advances shall be payable on the applicable Overnight Maturity Date; and (c) prepayments may be made only as provided in Section 6.5 hereof.
6.2    Interest Payments Interest shall be payable as follows: (a) interest on Base Rate Loans and Overnight Advances shall be payable monthly in arrears on the fifth day of the next succeeding month, (b) interest on LIBO Rate Loans shall be payable on the last day of the LIBO Rate Period therefor unless the LIBO Rate Period is longer than three (3) months, in which case interest shall also be payable on each three month anniversary of the first day of the applicable LIBO Rate Period, (c) interest on each Bid Rate Loan shall be payable on the Bid Maturity Date therefor unless the Bid Maturity Date is more than three (3) months from the date of the Advance under such Bid Rate Loan, in which case interest shall also be payable on each three month anniversary of the date of the relevant Advance, (d) interest on Overnight Advances then accrued and unpaid shall be payable on the Overnight Maturity Date, and (e) interest on all Loans then accrued and unpaid shall be payable on the 5-Year Maturity Date.
6.3    Application of Principal Payments Subject to Section 14.4, principal payments and prepayments shall be applied (a) so long as no Event of Default or Potential Default has occurred and is continuing, to principal amounts owing under the 5-Year Facility, including to Overnight Advances, as Borrower directs in writing (provided that Bid Rate Loans may not be prepaid); or (b) if an Event of Default or Potential Default has occurred and is continuing, or if Borrower provides no specific direction, then to principal amounts owing (i) under those Overnight Advances with respect to which the Overnight Maturity Date has occurred, then (ii) under those Bid Rate Loans with respect to which the Bid Maturity Date has occurred, then (iii) under the 5-Year Facility (other than Bid Rate Loans or Overnight Advances), then (iv) under those Overnight Advances with respect to which the Overnight Maturity Date has not occurred, then (v) under the Bid Rate Loans with respect to which the Bid Maturity Date has not occurred (provided that Bid Rate Loans shall not be prepaid unless an Event of Default or Potential Default is continuing, and Borrower will be responsible for all Funding Losses applicable to such prepayment). Subject to the provisions of the foregoing sentence, payments shall be applied first to Base Rate Loans and then to LIBO Rate Loans unless Borrower directs otherwise in writing; provided, subject to Section 14.4, upon the occurrence and during the continuance of an Event of Default or Potential Default, such payments shall be applied, first to fees, second to interest, third to principal pro-rata to the applicable Loans, fourth to the Cash Collateral Account, and last to any other Bank Debt.
6.4    Manner of Payment All payments, including prepayments, that Borrower is required or permitted to make under the terms of this Credit Agreement and the other Loan Documents shall be made to the Administrative Agent in immediately available federal funds, to be received no later than 1:00 P.M. (Central time) of the date on which such payment is due (or the following Banking Day if such date is not a Banking Day) by wire transfer through Federal Reserve Bank, Kansas City, as provided in the Wire Instructions (or to such other account as the Administrative Agent may designate by notice). All payments, including prepayments, to be made by Borrower hereunder and the other Loan Documents shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff.
6.4.1Payments to Be Free and Clear. Any and all payments by or on account of any obligation of the Borrower under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the Borrower shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.
6.4.2Payment of Other Taxes by the Borrower. The Borrower shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.
6.4.3Indemnification by Borrower. The Borrower shall indemnify each Recipient, within 10 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Syndication Party

(with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Syndication Party, shall be conclusive absent manifest error.
6.4.4Evidence of Payments. As soon as practicable after any payment of Taxes by the Borrower to a Governmental Authority pursuant to Section 6.4.1 or Section 6.4.2, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.
6.4.5Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to Section 6.4.1, Section 6.4.2, or Section 6.4.3, it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 6.4.5 (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 6.4.5, in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 6.4.5 the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.
6.4.6Survival. Each party’s obligations under this Section 6.4 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Syndication Party, the termination of this Credit Agreement and the repayment, satisfaction or discharge of all obligations under any Loan Document.
6.5    Voluntary Prepayments Borrower shall have the right to prepay all or any part of the outstanding principal balance under the Loans at any time in integral multiples of $1,000,000.00 (or the entire outstanding balance, if less) and subject to a $5,000,000.00 minimum prepayment on LIBO Rate Loans and Base Rate Loans (or the entire outstanding balance, if less), on any Banking Day; provided that (a) in the event of prepayment of any LIBO Rate Loan, whether voluntary (including payments pursuant to Section 2.9 hereof) or on account of acceleration (i) Borrower must provide three (3) Banking Days’ notice to the Administrative Agent prior to making such voluntary prepayment, and (ii) Borrower must, at the time of making such prepayment, pay all accrued but unpaid interest and all Funding Losses applicable to such prepayment, (b) in the event of prepayment of any Base Rate Loan, whether voluntary (including payments pursuant to Section 2.9 hereof) or on account of acceleration (i) Borrower must provide one (1) Banking Day’s notice to the Administrative Agent prior to making such voluntary prepayment, and (ii) Borrower must, at the time of making such prepayment, pay all accrued but unpaid interest applicable to such prepayment and (c) Borrower shall not have the right to prepay any Bid Rate Loan before the applicable Bid Maturity Date, but if a Bid Rate Loan is deemed prepaid on account of acceleration, Borrower must pay all accrued but unpaid interest and all Funding Losses applicable to such prepayment. Principal amounts prepaid may be reborrowed under the terms and conditions of this Credit Agreement.
6.6    Distribution of Principal and Interest Payments The Administrative Agent shall distribute payments of principal and interest among the Syndication Parties as follows:
6.6.1Principal and Interest Payments on 5-Year Advances. Principal and interest payments on 5-Year Advances shall be remitted to the Syndication Parties in the ratio in which they funded the 5-Year Advance to which such payments are applied.
6.6.2Principal and Interest Payments on Bid Advances. Principal and interest payments on Bid Advances shall be remitted to the Syndication Party which made the Bid Advance to which such payments are applied.
6.6.3Principal and Interest Payments on Overnight Advances. Principal and interest payments on Overnight Advances shall be remitted to the Overnight Lender.
6.7    Funding Losses Borrower will indemnify each Syndication Party against any Funding Losses that such Syndication Party may sustain or incur as a consequence of any event (other than a default by such Syndication

Party in the performance of its obligations hereunder) which results in (a) such Syndication Party receiving any amount on account of the principal of any LIBO Rate Loan or Bid Rate Loan prior to the last day of the LIBO Rate Period in effect therefor (in the case of LIBO Rate Loans) or the Bid Maturity Date therefor (in the case of Bid Rate Loans), (b) the conversion of a LIBO Rate Loan to a Base Rate Loan, or any conversion of the LIBO Rate Period with respect to any LIBO Rate Loan, in each case other than on the last day of the LIBO Rate Period in effect therefor, or (c) any LIBO Rate Loan to be made, converted or continued by such Syndication Party not being made, converted or continued after notice thereof shall have been given by Borrower. “Funding Losses” shall be determined on an individual Syndication Party basis as the amount which would result in such Syndication Party being made whole (on a present value basis) for the actual or imputed funding losses (including, without limitation, any loss, cost or expense incurred by reason of obtaining, liquidating or employing deposits or other funds acquired by such Syndication Party to fund or maintain a LIBO Rate Loan or Bid Rate Loan) incurred by such Syndication Party as a result of such payment (regardless of whether the Syndication Party actually funded with such deposits). In the event of any such payment, each Syndication Party which had funded the LIBO Rate Loan being paid (or the Syndication Party which made the Bid Advance being prepaid) shall, promptly after being notified of such payment, send written notice (“Funding Loss Notice”) to the Administrative Agent by telecopier or electronic transmission setting forth the amount of attributable Funding Losses. The Administrative Agent shall notify Borrower orally or in writing of the amount of such Funding Losses. A determination by a Syndication Party as to the amounts payable pursuant to this Section 6.7 shall be conclusive absent manifest error. The obligations of Borrower under this Section 6.7 shall survive the termination of this Credit Agreement and other covenants.
Article 7.
BANK EQUITY INTERESTS
Borrower agrees to purchase such equity interests in CoBank (“Bank Equity Interests”) as CoBank may from time to time require in accordance with its bylaws and capital plan. In connection with the foregoing, Borrower hereby acknowledges receipt, prior to the execution of this Credit Agreement, of the following with respect to CoBank: (a) the bylaws, (b) a written description of the terms and conditions under which the Bank Equity Interests are issued and (c) the most recent annual report, and if more recent than the latest annual report, the latest quarterly report. Borrower agrees to be bound by the terms of CoBank’s bylaws and capitalization plan, including without limitation, provisions applicable to patronage distributions. CoBank shall have no obligation to retire the Bank Equity Interests upon any Event of Default or Potential Default or at any other time, either for application to the Bank Debt or otherwise. Neither the Bank Equity Interests nor any accrued patronage shall be taken into consideration for purposes of determining the Syndication Parties’ pro rata shares hereunder. Neither the Bank Equity Interests nor any accrued patronage shall be offset against the Bank Debt owing to CoBank, except that in the event of an Event of Default, CoBank may elect, solely at its discretion, to apply the cash portion of any patronage distribution or retirement of equity to amounts owed to CoBank under this Credit Agreement, whether or not such amounts are currently due and payable. Borrower acknowledges that any corresponding tax liability associated with such application is the sole responsibility of Borrower. CoBank reserves the right to sell participations under the provisions of Section 15.27 on a non-patronage basis. In addition, Borrower agrees to purchase such equity interests in any Farm Credit System Institution which is a Syndication Party hereunder as such Farm Credit System Institution may from time to time require in accordance with its bylaws and capital plan and as is required by any written agreement Borrower may execute with any such Farm Credit System Institution.
Article 8.
SECURITY
The obligations of Borrower under this Credit Agreement shall be unsecured, except (a) with respect to the Cash Collateral Account as provided in Section 4.4 and cash collateral provided under Section 15.30; (b) the statutory lien in favor of CoBank (but not any other Syndication Parties) in the Bank Equity Interests (and each party hereto acknowledges that CoBank has a statutory first lien on all of the Bank Equity Interests pursuant to 12 U.S.C. 2131, and that such statutory lien shall be for CoBank’s sole and exclusive benefit and shall not be subject to this Credit Agreement or any other Loan Document); and (c) the statutory lien, if any, in favor of any Farm Credit System Institution (but not any other Syndication Parties), which may require Borrower to purchase equity interests as provided in Article 7 hereof, in such equity interests.

Article 9.
REPRESENTATIONS AND WARRANTIES
To induce the Syndication Parties to make the Loans, and the Letter of Credit Bank to issue Letters of Credit, and recognizing that the Syndication Parties, the Administrative Agent, the Letter of Credit Bank, and the Bid Agent are relying thereon, Borrower represents and warrants as follows:
9.1    Organization, Good Standing, etc Borrower: (a) is duly organized, validly existing, and in good standing under the laws of its state of incorporation; (b) qualifies as a cooperative association under the laws of its state of incorporation; (c) is duly qualified to do business and is in good standing in each jurisdiction in which the transaction of its business makes such qualification necessary, except to the extent that the failure to so qualify has not resulted in, and could not reasonably be expected to cause, a Material Adverse Effect; and (d) has all authority and all requisite corporate and legal power to own and operate its assets and to carry on its business, and to enter into and perform the Loan Documents to which it is a party. Each Subsidiary: (a) is duly organized, validly existing, and in good standing under the laws of its state of incorporation; (b) is duly qualified to do business and is in good standing in each jurisdiction in which the transaction of its business makes such qualification necessary, except to the extent that the failure to so qualify has not resulted in, and could not reasonably be expected to cause, a Material Adverse Effect; and (c) has all authority and all requisite corporate and legal power to own and operate its assets and to carry on its business.
9.2    Corporate Authority, Due Authorization; Consents Borrower has taken all corporate action necessary to execute, deliver and perform its obligations under the Loan Documents to which it is a party. All consents or approvals of any Person which are necessary for, or are required as a condition of Borrower’s execution, delivery and performance of and under the Loan Documents, have been obtained.
9.3    Litigation Except as described on Exhibit 9.3 hereto, there are no pending legal or governmental actions, proceedings or investigations to which Borrower or any Subsidiary is a party or to which any property of Borrower or any Subsidiary is subject which (a) might reasonably be expected to result in any Material Adverse Effect or (b) involve this Credit Agreement or any of the other Loan Documents and, to Borrower’s knowledge, no such actions or proceedings are threatened or contemplated by any federal, state, county, or city (or similar unit) governmental agency or any other Person.
9.4    No Violations The execution, delivery and performance of its obligations under the Loan Documents will not: (a) violate any provision of Borrower’s articles of incorporation or bylaws, or any law, rule, regulation (including, without limitation, Regulations T, U, and X of the Board of Governors of the Federal Reserve System), or any judgment, order or ruling of any court or governmental agency; (b) violate, require consent under (except such consent as has been obtained), conflict with, result in a breach of, constitute a default under, or with the giving of notice or the expiration of time or both, constitute a default under, any existing real estate mortgage, indenture, lease, security agreement, contract, note, instrument or any other agreements or documents binding on Borrower or affecting its property; or (c) violate, conflict with, result in a breach of, constitute a default under, or result in the loss of, or restriction of rights under, any Required License or any order, law, rule, or regulation under or pursuant to which any Required License was issued or is maintained (“Licensing Laws”).
9.5    Binding Agreement Each of the Loan Documents to which Borrower is a party is, or when executed and delivered, will be, the legal, valid and binding obligation of Borrower, enforceable in accordance with its terms, subject only to limitations on enforceability imposed by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ rights generally and by general principles of equity.
9.6    Compliance with Laws Borrower and each Subsidiary are in compliance with all federal, state, and local laws, rules, regulations, ordinances, codes and orders, including without limitation all Environmental Laws and all Licensing Laws, with respect to which noncompliance could reasonably be expected to result in a Material Adverse Effect.
9.7    Principal Place of Business; Place of Organization Borrower’s place of business, or chief executive office if it has more than one place of business, and the place where the records required by Section 11.1 hereof are kept, is located at the address specified pursuant to Section 16.4. Borrower is a cooperative corporation formed under the laws of the State of Minnesota.
9.8    Payment of Taxes Except as shown on Exhibit 9.8 hereto, Borrower and each Subsidiary have filed all required federal, state and local tax returns and have paid all taxes as shown on such returns as they have become due, and have paid when due all other taxes, assessments or impositions levied or assessed against Borrower or any Subsidiary, or their business or properties, except where the failure to make such filing or payment could not reasonably be expected to result in a Material Adverse Effect. Exhibit 9.8 specifically indicates all such taxes, if any, which are subject to a Good Faith Contest.
9.9    Licenses and Approvals Borrower and each Subsidiary have ownership of, or license to use, or have been issued, all trademarks, patents, copyrights, franchises, certificates, approvals, permits, authorities, agreements, and licenses which are used or necessary to permit it to own its properties and to conduct the business as presently being conducted as to which the termination or revocation thereof could reasonably be expected to have a Material Adverse Effect (“Required Licenses”). Each Required License is in full force and effect, and there is no outstanding notice of cancellation or termination or, to Borrower’s knowledge, any threatened cancellation or termination in connection therewith, nor has an event occurred with respect to any Required License which, with the giving of notice or passage of time or both, could result in the revocation or termination thereof or otherwise in any impairment of Borrower’s rights with respect thereto, which impairment could reasonably be expected to have a Material Adverse Effect. No consent, permission, authorization, order, or license of any Governmental Authority, is necessary in connection with the execution, delivery, performance, or enforcement of and under the Loan Documents to which Borrower is a party except such as have been obtained and are in full force and effect.
9.10    Employee Benefit Plans Exhibit 9.10 sets forth as of the Closing Date a true and complete list of each Borrower Benefit Plan that is maintained by Borrower or any of its Subsidiaries or in which Borrower or any of its Subsidiaries participates or to which Borrower or any of its Subsidiaries is obligated to contribute, in each case as of the Closing Date. Borrower and its Subsidiaries are in compliance in all material respects with the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder (“ERISA”), to the extent applicable to them, and have not received any notice to the contrary from the Pension Benefit Guaranty Corporation (“PBGC”).
9.11    Equity Investments Borrower does not now own any stock or other voting or equity interest, directly or indirectly, in any Person valued at the greater of book value or market value at $5,000,000 or more, other than: (a) the Bank Equity Interests, and (b) as set forth on Exhibit 9.11.
9.12    Title to Real and Personal Property Borrower and each Subsidiary have good and marketable title to, or valid leasehold interests in, all of their material properties and assets, real and personal, including the properties and assets and leasehold interests reflected in the financial statements of Borrower and its Subsidiaries referred to in Section 9.13 hereof, except (a) any properties or assets disposed of in the ordinary course of business, and (b) for defects in title and encumbrances which could not reasonably be expected to result in a Material Adverse Effect; and none of the properties of Borrower or any Consolidated Subsidiary are subject to any Lien, except as permitted by Section 12.3 hereof. All such property is in good operating condition and repair, reasonable wear and tear excepted, and suitable in all material respects for the purposes for which it is being utilized except where their failure to be in good operating condition could not reasonably be expected to result in a Material Adverse Effect. All of the leases of Borrower and each Subsidiary which constitute Material Agreements are in full force and effect and afford Borrower or such Subsidiary peaceful and undisturbed possession of the subject matter thereof.
9.13    Financial Statements The (a) consolidated balance sheets of Borrower and its Subsidiaries as of August 31, 2018 and (b) consolidated balance sheets of Borrower and its Subsidiaries as of February 28, 2019, and in each case the related consolidated statements of operations, cash flows and consolidated statements of capital shares and equities for the Fiscal Year then ended, and with respect to clause (a) above, the accompanying footnotes, together with the unqualified opinion thereon, dated August 31, 2018 of PricewaterhouseCoopers LLP, independent certified public accountants, copies of which have been furnished to the Administrative Agent and the Syndication Parties, fairly present in all material respects the consolidated financial condition of Borrower and its Subsidiaries as at such dates and the results of the consolidated operations of Borrower and its Subsidiaries for the periods covered by such statements, all in accordance with GAAP consistently applied. Since August 31, 2018, there has been no material adverse change in the financial condition, results of operations, business or prospects of Borrower or any of its Subsidiaries. As of the Closing Date, there are no liabilities of Borrower or any of its Subsidiaries, fixed or contingent, which are material but are not reflected in the financial statements of Borrower and its Subsidiaries referred to above or referred to in the notes thereto, other than liabilities arising in the ordinary course of business since August 31, 2018. No information, exhibit, or report furnished by Borrower or any of its Subsidiaries to the Administrative Agent or the Syndication Parties in connection with the negotiation of this Credit Agreement contained any material misstatement of fact or omitted to state a material fact or any fact necessary to make the statements contained therein not materially misleading in light of the circumstances in which they were made and taken together with the other information, exhibits and reports furnished to the Administrative Agent and/or the Syndication Parties.

9.14    Environmental Compliance Except as set forth on Exhibit 9.14 hereto, Borrower and each Subsidiary have obtained all permits, licenses and other authorizations which are required under all applicable Environmental Laws, except to the extent failure to have any such permit, license or authorization could not reasonably be expected to result in a Material Adverse Effect. Except as set forth on Exhibit 9.14 hereto, Borrower and each Subsidiary are in compliance with all Environmental Laws and the terms and conditions of the required permits, licenses and authorizations, and are also in compliance with all other limitations, restrictions, obligations, schedules and timetables contained in those laws or contained in any plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder, except to the extent, in each case, failure to comply has not resulted in, and could not reasonably be expected to result in, a Material Adverse Effect.
9.15    Fiscal Year Each fiscal year of Borrower begins on September 1 of each calendar year and ends on August 31 of the following calendar year.
9.16    Material Agreements Neither Borrower nor, to Borrower’s knowledge, any other party to any Material Agreement, is in default thereunder, and no facts exist which with the giving of notice or the passage of time, or both, would constitute such a default.
9.17    Regulations U and X No portion of any Advance or Letter of Credit will be used for the purpose of purchasing, carrying, or making loans to finance the purchase of, any “margin security” or “margin stock” as such terms are used in Regulations U or X of the Board of Governors of the Federal Reserve System, 12 C.F.R. Parts 221 and 224.
9.18    Trademarks, Tradenames, etc Borrower owns or licenses all patents, trademarks, trade names, service marks and copyrights (collectively, “Intellectual Property”) that it utilizes in its business as presently being conducted and as anticipated to be conducted, except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect. The Intellectual Property is in full force and effect, and Borrower has taken or caused to be taken all action, necessary to maintain the Intellectual Property in full force and effect and has not taken or failed to take or cause to be taken any action which, with the giving of notice, or the expiration of time, or both, could result in any such Intellectual Property being revoked, invalidated, modified, or limited.
9.19    No Default on Outstanding Judgments or Orders Borrower and each Subsidiary have satisfied all judgments and Borrower and each Subsidiary are not in default with respect to any judgment, writ, injunction, decree, rule or regulation of any court, arbitrator or federal, state, municipal or other Governmental Authority, commission, board, bureau, agency or instrumentality, domestic or foreign, except to the extent such failure to satisfy any or all such judgments or to be in such a default has not resulted in, and could not reasonably be expected to result in, a Material Adverse Effect.
9.20    No Default in Other Agreements Neither Borrower nor any Subsidiary is a party to any indenture, loan or credit agreement or any lease or other agreement or instrument or subject to any certificate of incorporation or corporate restriction which has resulted in, or could reasonably be expected to result in, a Material Adverse Effect. Neither Borrower nor any Subsidiary is in default in any respect in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any agreement or instrument where such failure to perform, observe or fulfill has resulted in, or could reasonably be expected to result in, a Material Adverse Effect.
9.21    Acts of God Neither the business nor the properties of Borrower or any Subsidiary are currently affected by any fire, explosion, accident, drought, storm, hail, earthquake, embargo, act of God or of the public enemy or other casualty (whether or not covered by insurance) which has resulted in, or could reasonably be expected to result in, a Material Adverse Effect.
9.22    Governmental Regulation Neither Borrower nor any Subsidiary is subject to regulation under the Investment Company Act of 1940, the Interstate Commerce Act, the Federal Power Act or any statute or regulation, in each case, limiting its ability to incur indebtedness for money borrowed as contemplated hereby.
9.23    Labor Matters and Labor Agreements Except as set forth in Exhibit 9.23 hereto: (a) as of the Closing Date, there are no collective bargaining agreements or other labor agreements covering any employees of Borrower or any Subsidiary the termination, cessation, or breach of which could reasonably be expected to result in a Material Adverse Effect, and a true and correct copy of each such agreement will be furnished to the Administrative Agent upon its written request from time to time, (b) there is no organizing activity involving Borrower pending or, to Borrower’s knowledge, threatened by any labor union or group of employees, (c) there are, to Borrower’s knowledge, no representation proceedings pending or threatened with the National Labor Relations Board, and no labor organization or group of employees of Borrower has made a pending demand for recognition, (d) there are no complaints or charges against Borrower pending or, to Borrower’s knowledge threatened to be filed with any federal, state, local or foreign court, governmental agency or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment by Borrower of any individual, (e) there are no strikes or other labor disputes against Borrower that are pending or, to Borrower’s knowledge, threatened, and (f) hours worked by and payment made to employees of Borrower or any Subsidiary have not been in violation of the Fair Labor Standards Act (29 U.S.C. § 201 et seq.) or any other applicable law dealing with such matters. The representations made in clauses (b) through (f) of this Section 9.23 are made with respect to those occurrences described which could, considered in the aggregate, reasonably be expected to have a Material Adverse Effect.
9.24    Sanctions Laws and Regulations None of Borrower, any of its Subsidiaries or any of their respective directors, officers or employees or, to the knowledge of Borrower, any Affiliates of Borrower or its Subsidiaries or any broker or agent of Borrower or any of its Subsidiaries, (a) is a Designated Person, (b) is an individual or entity, that is, or is owned or controlled by persons that are: (i) the subject/target of any Sanctions Laws and Regulations (a “Sanctioned Person”) or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions Laws and Regulations broadly prohibiting dealings with such government, country, or territory (a “Sanctioned Country”), (c) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Sanctioned Person, (d) deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked pursuant to an Executive Order, (e) has engaged, engages in or conspires to engage in any activity, conduct or transaction which would violate any applicable Sanctions Laws and Regulations and Borrower has instituted and maintains policies and procedures designated to prevent violation of such Sanctions Laws and Regulations or (f) has engaged, engages in or conspires to engage in any activity, conduct or transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Laws. Borrower, its Subsidiaries and their respective officers and employees and to the knowledge of Borrower, its directors and agents, are in compliance with Sanctions Laws and Regulations. No borrowing hereunder or use of proceeds will violate any Sanctions Laws and Regulations.
9.25    Compliance with Anti-Corruption Laws (a) Each of Borrower and its Subsidiaries and their respective directors, officers and employees is in compliance with the Anti-Corruption Laws and (b) none of Borrower or its Subsidiaries has made a payment, offering, or promise to pay, or authorized the payment of, money or anything of value (i) in order to assist in obtaining or retaining business for or with, or directing business to, any foreign official, foreign political party, party official or candidate for foreign political office, (ii) to a foreign official, foreign political party or party official or any candidate for foreign political office, and (iii) with the intent to induce the recipient to misuse his or her official position to direct business wrongfully to Borrower or such Subsidiary or to any other Person, in violation of any Anti-Corruption Laws, in each case, other than as disclosed in Borrower’s Annual Report on Form 10-K for the fiscal year ended August 31, 2018, none of which such matters could reasonably be expected to have a material impact on Borrower.
9.26    Disclosure The representations and warranties contained in this Article 9 and in the other Loan Documents or in any financial statements provided to the Administrative Agent do not contain any untrue statement of a material fact or omit to state a material fact necessary to make such representations or warranties not misleading; and all projections provided to the Administrative Agent were prepared in good faith based on reasonable assumptions. As of the Closing Date, the information included in the Beneficial Ownership Certification is true and correct in all respects.
9.27    No EEA Financial Institution Borrower is not an EEA Financial Institution.
9.28    No Covered Entity Borrower is not a Covered Entity.
Article 10.
CONDITIONS TO CLOSING AND ADVANCES
10.1    Conditions to Closing The obligation of the Syndication Parties to make any Advances, and the obligation of the Letter of Credit Bank to issue any Letters of Credit hereunder are subject to satisfaction, in the sole discretion of the Administrative Agent and the Syndication Parties (except that satisfaction of Subsection 10.1.7 shall be determined in the reasonable discretion of the Administrative Agent and the Syndication Parties), of each of the following conditions precedent:
10.1.1Loan Documents. The Administrative Agent shall have received duly executed copies of the Loan Documents.
10.1.2Approvals. The Administrative Agent shall have received evidence satisfactory to it of all consents and approvals of governmental authorities and third parties which are with respect to Borrower, necessary for, or required as a condition of the validity and enforceability of the Loan Documents to which it is a party.

10.1.3Organizational Documents. The Administrative Agent shall have received: (a) a good standing certificate, dated no more than thirty (30) days prior to the Closing Date, for Borrower for its state of incorporation; (b) a copy of the articles of incorporation of Borrower (and any amendments thereto) certified by the Secretary of State of its state of organization; and (c) a copy of the bylaws of Borrower, certified as true and complete by the Secretary or Assistant Secretary of Borrower.
10.1.4Evidence of Corporate Action. The Administrative Agent shall have received in form and substance satisfactory to the Administrative Agent: (a) documents evidencing all corporate action taken by Borrower to authorize (including the specific names and titles of the persons authorized to so act (each an “Authorized Officer”)) the execution, delivery and performance of the Loan Documents to which it is a party, certified to be true and correct by the Secretary or Assistant Secretary of Borrower; and (b) a certificate of the Secretary or Assistant Secretary of Borrower, dated the Closing Date, certifying the names and true signatures of the Authorized Officers.
10.1.5Evidence of Insurance. Borrower shall have provided the Administrative Agent with insurance certificates and such other evidence, in form and substance satisfactory to the Administrative Agent, of all insurance required to be maintained by it under the Loan Documents.
10.1.6Appointment of Agent for Service. The Administrative Agent shall have received evidence satisfactory to the Administrative Agent that Borrower has appointed Corporation Service Company to serve as its agent for service of process at their New York, New York office (presently at 1180 Avenue of the Americas, Suite 210, New York, NY 10036-8401), and that Corporation Service Company has accepted such appointment by Borrower.
10.1.7No Material Change. (a) No material adverse change shall have occurred since August 31, 2018 (i) in the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of Borrower and its Subsidiaries, taken as a whole, or (ii) in facts and information regarding such entities as represented to the Administrative Agent or any Syndication Party on or prior to the Closing Date; and (b) no change shall have occurred in the condition or operations of Borrower since August 31, 2018 which could reasonably be expected to result in a Material Adverse Effect.
10.1.8Fees and Expenses. Borrower shall have paid the Administrative Agent, by wire transfer of immediately available federal funds all fees set forth in Section 5.5 hereof and any other fees owing to the Administrative Agent or the Syndication Parties which are due on the Closing Date, and all expenses owing pursuant to Section 16.1 hereof.
10.1.9Bank Equity Interest Purchase Obligation. Borrower shall have purchased such Bank Equity Interests as CoBank may require pursuant to Article 7 hereof.
10.1.10Opinion of Counsel. Borrower shall have provided a favorable opinion of its counsel addressed to the Administrative Agent and each of the present and future Syndication Parties, covering such matters as the Administrative Agent may reasonably require.
10.1.11Further Assurances. Borrower shall have provided and/or executed and delivered to the Administrative Agent such further assignments, documents or financing statements, in form and substance satisfactory to the Administrative Agent, which Borrower is to execute and/or deliver pursuant to the terms of the Loan Documents or as the Administrative Agent may reasonably request.
10.1.12Amendment to Existing Term Loan Credit Agreement. Borrower shall have entered into an amendment to the Existing Term Loan Credit Agreement which shall be in form and substance satisfactory to the Administrative Agent.
10.1.13No Default. As of the Closing Date, no Event of Default or Potential Default shall have occurred and be continuing.
10.1.14Accuracy of Representations and Warranties. The representations and warranties of Borrower herein shall be true and correct in all material respects on and as of the Closing Date.
10.1.15Documentation Required by Regulatory Authorities. The Syndication Parties shall have received, to the extent requested on or prior to five Banking Days before the Closing Date, (a) all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and (b) a Beneficial Ownership Certification in relation to Borrower.
10.2    Conditions to Advances and to Issuance of Letters of Credit The Syndication Parties’ obligation to fund each Advance (other than a 5-Year Advance requested by the Overnight Lender pursuant to Section 3.9 or a 5-Year Advance to be funded pursuant to Section 4.2.4 or 4.4), and the obligation of the Letter of Credit Bank to issue, or make any amendments to or extensions of, Letters of Credit is subject to the satisfaction, in the sole discretion of the Administrative Agent and the Syndication Parties, of each of the following conditions precedent, as well as those set forth in Section 10.1 hereof (other than the condition set forth in Section 10.1.7, in the case of fundings or issuances occurring after the Closing Date), and each request by Borrower for an Advance or Letter of Credit shall constitute a representation by Borrower, upon which the Administrative Agent may rely, that the conditions set forth in Subsections 10.2.1 and 10.2.2 hereof have been satisfied:
10.2.1Default. As of the Advance Date or the issuance date of a Letter of Credit, as the case may be, no Event of Default or Potential Default shall have occurred and be continuing, and the disbursing of the amount of the Advance requested shall not result in an Event of Default or Potential Default.
10.2.2Representations and Warranties. The representations and warranties of Borrower herein (other than the representation and warranty set forth in the second sentence of Section 9.13, in the case of fundings or issuances occurring after the Closing Date) shall be true and correct in all material respects on and as of the date on which the Advance is to be made or the Letter of Credit is to be issued as though made on such date. Borrower shall have paid the Administrative Agent, by wire transfer of immediately available U.S. funds all fees set forth in Section 5.5 hereof which are then due and payable, including all expenses owing pursuant to Section 16.1 hereof.
Article 11.
AFFIRMATIVE COVENANTS
From and after the date of this Credit Agreement and until the Bank Debt is indefeasibly paid in full, all Letters of Credit and Closing Date Letters of Credit have expired or been fully drawn or terminated, and the Syndication Parties have no obligation to make any Advance, and the Letter of Credit Bank has no obligation to issue any Letters of Credit hereunder, Borrower agrees that it will observe and comply with the following covenants for the benefit of the Administrative Agent, the Syndication Parties, and the Letter of Credit Bank:
11.1    Books and Records Borrower shall at all times keep, and cause each Subsidiary to keep, proper books of record and account, in which correct and complete entries shall be made of all its dealings, in accordance with GAAP.
11.2    Reports and Notices Borrower shall provide to the Administrative Agent the following reports, information and notices:
11.2.1Annual Financial Statements. As soon as available, but in no event later than one hundred and thirty (130) days after the end of any Fiscal Year of Borrower occurring during the term hereof one copy of the audit report for such year and accompanying consolidated financial statements (including all footnotes thereto), including a consolidated balance sheet, a consolidated statement of earnings, a consolidated statement of capital, and a consolidated statement of cash flow for Borrower and its Subsidiaries, showing in comparative form the figures for the previous Fiscal Year, all in reasonable detail, prepared in conformance with GAAP consistently applied and certified without qualification by PricewaterhouseCoopers, or other independent public accountants of nationally recognized standing selected by Borrower and satisfactory to the Administrative Agent. Delivery to the Administrative Agent within the time period specified above of copies of Borrower’s Annual Report on Form 10-K as prepared and filed in accordance with the requirements of the Securities and Exchange Commission shall be deemed to satisfy the requirements of this Subsection 11.2.1 if accompanied by the required unqualified accountant’s certification. Such annual financial statements or Form 10-Ks required pursuant to this Subsection 11.2.1 shall be accompanied by a Compliance Certificate signed by Borrower’s Chief Financial Officer or other officer of Borrower acceptable to the Administrative Agent. Borrower shall be deemed to have complied with this Section 11.2 if such financial statements are delivered to the Administrative Agent by electronic transmission, or in the case of the Form 10-K, such Form 10-K is available on the EDGAR system, and an electronic copy of the signed Compliance Certificate is delivered to the Administrative Agent.
11.2.2Quarterly Financial Statements. As soon as available but in no event more than fifty-five (55) days after the end of each Fiscal Quarter (except the last Fiscal Quarter of Borrower’s Fiscal Year) the following financial statements or other information concerning the operations of Borrower and its Subsidiaries for such Fiscal Quarter, the Fiscal Year to date, and for the corresponding periods of the preceding Fiscal Year, all prepared in accordance with GAAP consistently applied: (a) a consolidated balance sheet, (b) a consolidated summary of earnings, (c) a consolidated statement of cash flows, and (d) such other statements as the Administrative Agent may reasonably request. Delivery to the Administrative Agent within the time period specified above of copies of Borrower’s Quarterly Report on Form 10-Q as prepared and filed in accordance with the requirements of the Securities and Exchange Commission shall be deemed to satisfy the requirements of this Subsection 11.2.2 other than clause (d) hereof. Such quarterly financial statements or Form 10-Qs required pursuant to this Subsection 11.2.2 shall be accompanied by a Compliance Certificate signed by Borrower’s Chief Financial Officer or other officer of Borrower acceptable to the Administrative Agent (subject to normal year end adjustments). Borrower shall be deemed to have complied with this Section 11.2 if such financial statements are delivered to the Administrative Agent by electronic transmission, or in the case of the Form 10-Q, such Form 10-Q is available on the EDGAR system, and an electronic copy of the signed Compliance Certificate is delivered to the Administrative Agent.
11.2.3Notice of Default. As soon as the existence of any Event of Default or Potential Default becomes known to any officer of Borrower, prompt written notice of such Event of Default or Potential Default, the nature and status thereof, and the action being taken or proposed to be taken with respect thereto.
11.2.4ERISA Reports. As soon as possible and in any event within twenty (20) days after Borrower knows or has reason to know that any Reportable Event or Prohibited Transaction has occurred with respect to any Plan or that the PBGC or Borrower or any Subsidiary has instituted or will institute proceedings under Title IV of ERISA to terminate any Plan, or that Borrower, any Subsidiary or any ERISA Affiliate has completely or partially withdrawn from a Multiemployer Plan, or that a Plan which is a Multiemployer Plan is in reorganization (within the meaning of Section 4241 of ERISA), is insolvent (within the meaning of Section 4245 of ERISA) or is terminating, a certificate of Borrower’s Chief Financial Officer setting forth details as to such Reportable Event or Prohibited Transaction or Plan termination or withdrawal or reorganization or insolvency and the action Borrower or such Subsidiary proposes to take with respect thereto, provided, however, that notwithstanding the foregoing, no reporting is required under this Subsection 11.2.4 unless the matter(s), individually or in the aggregate, result, or could be reasonably expected to result, in aggregate obligations or liabilities of Borrower and/or the Subsidiaries in excess of twenty-five million dollars ($25,000,000).
11.2.5Notice of Litigation. Promptly after the commencement thereof, notice of all actions, suits, arbitration and any other proceedings before any Governmental Authority, affecting Borrower or any Subsidiary which, if determined adversely to Borrower or any Subsidiary, could reasonably be expected to require Borrower or any Subsidiary to have to pay or deliver assets having a value of twenty-five million dollars ($25,000,000) or more (whether or not the claim is covered by insurance) or could reasonably be expected to result in a Material Adverse Effect.
11.2.6Notice of Material Adverse Effect. Promptly after Borrower obtains knowledge thereof, notice of any matter which, alone or when considered together with other matters, has resulted or could reasonably be expected to result in a Material Adverse Effect.
11.2.7Notice of Environmental Proceedings. Without limiting the provisions of Subsection 11.2.5 hereof, promptly after Borrower’s receipt thereof, notice of the receipt of all pleadings, orders, complaints, indictments, or other communication alleging a condition that may require Borrower or any Subsidiary to undertake or to contribute to a cleanup or other response under Environmental Regulations, or which seeks penalties, damages, injunctive relief, or criminal sanctions related to alleged violations of such laws, or which claims personal injury or property damage to any person as a result of environmental factors or conditions or which, if adversely determined, could reasonably be expected to have a Material Adverse Effect.
11.2.8Regulatory and Other Notices. Promptly after Borrower’s receipt thereof, copies of any notices or other communications received from any Governmental Authority with respect to any matter or proceeding the effect of which could reasonably be expected to have a Material Adverse Effect.
11.2.9Adverse Action Regarding Required Licenses. As soon as Borrower learns that any petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint or proceeding is pending, or, to the best of Borrower’s knowledge, threatened, to seek to revoke, cancel, suspend, modify, or limit any of the Required Licenses, prompt written notice thereof and Borrower shall contest any such action in a Good Faith Contest.
11.2.10Budget. Promptly upon becoming available and in any event within thirty (30) days after the beginning of each Fiscal Year, a copy of the Annual Operating Budget for the next succeeding Fiscal Year and for each Fiscal Year through the 5-Year Maturity Date approved by Borrower’s board of directors, together with the assumptions and projections on which such budget is based and a copy of forecasts of operations and capital expenditures (including investments) for each Fiscal Year. In addition, if any material changes are made to such budget or projections or forecasts during the year, then Borrower will furnish copies to the Administrative Agent of any such changes promptly after such changes have been approved.

11.2.11Beneficial Ownership. Concurrently with the delivery of each Compliance Certificate pursuant to Section 11.2.1 or 11.2.2 above, or if separately requested, promptly following receipt of a written request from the Administrative Agent or any Syndication Party, written notice of any change in the information provided in the Beneficial Ownership Certification that would result in a change to the list of beneficial owners identified in parts (c) or (d) of such certification.
11.2.12Additional Information. With reasonable promptness, such other information respecting the condition or operations, financial or otherwise, of Borrower or any Subsidiary as the Administrative Agent or any Syndication Party may from time to time reasonably request.
11.3    Maintenance of Existence and Qualification Borrower shall, and shall cause each Subsidiary to, maintain its corporate existence in good standing under the laws of its state of organization; provided any Subsidiary of Borrower shall be permitted to dissolve, merge, consolidate with any entity, convey, transfer, or lease all or substantially all of its assets to the extent otherwise permitted under this Credit Agreement, so long as such event could not reasonably be expected to result in a Material Adverse Effect. Borrower shall, and shall cause each Subsidiary to, qualify and remain qualified as a foreign corporation in each jurisdiction in which such qualification is necessary in view of its business, operations and properties except where the failure to so qualify has not and could not reasonably be expected to result in a Material Adverse Effect.
11.4    Compliance with Legal Requirements and Agreements Borrower shall, and shall cause each Subsidiary to: (a) comply with all laws, rules, regulations and orders applicable to Borrower (or such Subsidiary, as applicable) or its business unless such failure to comply is the subject of a Good Faith Contest; and (b) comply with all agreements, indentures, mortgages, and other instruments to which it (or any Subsidiary, as applicable) is a party or by which it or any of its (or any Subsidiary, or any of such Subsidiary’s, as applicable) property is bound; provided, however, that the failure of Borrower to comply with this sentence in any instance not directly involving the Administrative Agent or a Syndication Party shall not constitute an Event of Default unless such failure could reasonably be expected to have a Material Adverse Effect.
11.5    Compliance with Environmental Laws Without limiting the provisions of Section 11.4 of this Credit Agreement, Borrower shall, and shall cause Subsidiary to, comply in all material respects with, and take all reasonable steps necessary to cause all persons occupying or present on any properties owned or leased by Borrower (or any Subsidiary, as applicable) to comply with, all Environmental Regulations, the failure to comply with which would have a Material Adverse Effect or unless such failure to comply is the subject of a Good Faith Contest.
11.6    Taxes Borrower shall pay or cause to be paid, and shall cause each Subsidiary to pay, when due all taxes, assessments, and other governmental charges upon it, its income, its sales, its properties (or upon such Subsidiary and its income, sales, and properties, as applicable), and federal and state taxes withheld from its (or such Subsidiary’s, as applicable) employees’ earnings, unless (a) the failure to pay such taxes, assessments, or other governmental charges could not reasonably be expected to result in a Material Adverse Effect, or (b) such taxes, assessments, or other governmental charges are the subject of a Good Faith Contest and Borrower has established adequate reserves therefor in accordance with GAAP.
11.7    Insurance Borrower shall maintain, and cause each Subsidiary to maintain, insurance with one or more financially sound and reputable insurance carrier or carriers reasonably acceptable to the Administrative Agent, in such amounts (including deductibles and self insurance retention levels) and covering such risks (including fidelity coverage) as are usually carried by companies engaged in the same or a similar business and similarly situated, provided, however, that Borrower may, to the extent permitted by applicable law, provide for appropriate self-insurance with respect to workers’ compensation. Borrower shall provide the Administrative Agent with certificates of insurance (or other evidence of insurance acceptable to the Administrative Agent) evidencing the continuation or renewal of insurance coverage required by this Section 11.7, within ten (10) days following the scheduled date of expiration thereof (before giving effect to such continuation or renewal). At the request of the Administrative Agent, copies of all policies (or such other proof of compliance with this Section 11.7 as may be reasonably satisfactory) shall be delivered to the Administrative Agent. Borrower agrees to pay all premiums on such insurance as they become due (including grace periods), and will not permit any condition to exist which would wholly or partially invalidate any insurance thereon.
11.8    Maintenance of Properties Borrower shall maintain, keep and preserve, and cause each Subsidiary to maintain, keep and preserve, all of its material properties (tangible and intangible) necessary or used in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and shall cause to be made all repairs, renewals, replacements, betterments and improvements thereof, all as in the sole judgment of Borrower may be reasonably necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times.
11.9    Payment of Liabilities Borrower shall pay, and shall cause its Subsidiaries to pay, all liabilities (including, without limitation: (a) any indebtedness for borrowed money or for the deferred purchase price of property or services; (b) any obligations under leases which have or should have been characterized as Capital Leases; and (c) any contingent liabilities, such as guaranties, for the obligations of others relating to indebtedness for borrowed money or for the deferred purchase price of property or services or relating to obligations under leases which have or should have been characterized as Capital Leases) as they become due beyond any period of grace under the instrument creating such liabilities, unless (with the exception of the Bank Debt) (x) the failure to pay such liabilities within such time period could not reasonably be expected to result in a Material Adverse Effect or (y) they are contested in good faith by appropriate actions or legal proceedings, Borrower establishes adequate reserves therefor in accordance with GAAP, and such contesting will not result in a Material Adverse Effect.
11.10    Inspection Borrower shall permit, and cause its Subsidiaries to permit, the Administrative Agent or any Syndication Party or their agents, during normal business hours or at such other times as the parties may agree, to inspect the assets and operations of Borrower and its Subsidiaries and to examine, and make copies of or abstracts from, Borrower’s properties, books, and records, and to discuss the affairs, finances, operations, and accounts of Borrower and its Subsidiaries with their respective officers, directors, employees, and independent certified public accountants (and by this provision Borrower authorizes said accountants to discuss with the Administrative Agent or any Syndication Party or their agents the finances and affairs of Borrower); provided, that, in the case of each meeting with the independent accountants Borrower is given an opportunity to have a representative present at such meeting.
11.11    Required Licenses; Permits; Intellectual Property; etc Borrower shall duly and lawfully obtain and maintain in full force and effect, and shall cause its Subsidiaries to obtain and maintain in full force and effect, all Required Licenses and Intellectual Property as appropriate for the business being conducted and properties owned by Borrower or such Subsidiaries at any given time.
11.12    ERISA Borrower shall make or cause to be made, and cause each Subsidiary to make or cause to be made, all payments or contributions to all Borrower Pension Plans covered by Title IV of ERISA, which are necessary to enable those Borrower Pension Plans to continuously meet all minimum funding standards or requirements.
11.13    Maintenance of Commodity Position Borrower shall protect its commodity inventory holdings or commitments to buy or sell commodities against adverse price movements, including the taking of equal and opposite positions in the cash and futures markets, to minimize losses and protect margins in commodity production, storage, processing and marketing as is recognized as financially sound and reputable by prudent business persons in the commodity business.
11.14    Financial Covenants Borrower shall maintain the following financial covenants:
11.14.1Minimum Consolidated Net Worth. Borrower shall have as of the end of each Fiscal Quarter, a Consolidated Net Worth equal to or greater than $4,000,000,000.
11.14.2Consolidated Funded Debt to Consolidated Cash Flow. Borrower shall have as of the end of each Fiscal Quarter, a ratio of Consolidated Funded Debt divided by Consolidated Cash Flow, as measured on the previous consecutive four Fiscal Quarters, of no greater than 3.50 to 1.00.
11.14.3Adjusted Consolidated Funded Debt to Consolidated Net Worth. Borrower shall not permit the ratio of Adjusted Consolidated Funded Debt to Consolidated Net Worth to exceed .80 to 1.00, as measured at the end of each Fiscal Quarter.
Article 12.
NEGATIVE COVENANTS
From and after the date of this Credit Agreement until the Bank Debt is indefeasibly paid in full, all Letters of Credit and Closing Date Letters of Credit have expired or been fully drawn or terminated, the Syndication Parties have no obligation to make any Advance, and the Letter of Credit Bank has no obligation to issue any Letters of Credit hereunder, Borrower agrees that it will observe and comply with the following covenants:
12.1    Borrowing Borrower shall not (nor shall it permit any of its Consolidated Subsidiaries to) create, incur, assume or permit to exist, directly or indirectly, any Priority Debt if after giving effect thereto the aggregate outstanding principal amount of all Priority Debt would exceed 20% of Consolidated Net Worth.

12.2    No Other Businesses Borrower shall not (nor shall it permit any of its Consolidated Subsidiaries to) engage in any material respects in any business activity or operations other than operations or activities (a) in the agriculture industry, (b) in the food industry, (c) in the energy industry, (d) in the financial services industry consisting of the financing of member cooperatives, producers and other commercial businesses, insurance and bonding services, and hedging brokerage, in each case conducted in the ordinary course of business or (e) which are not substantially different from or are related to its present business activities or operations.
12.3    Liens Borrower shall not (nor shall it permit any of its Consolidated Subsidiaries to) create, incur, assume or suffer to exist any Lien on any of its real or personal properties (including, without limitation, leasehold interests, leasehold improvements and any other interest in real property or fixtures), now owned or hereafter acquired, except the following Liens (“Permitted Encumbrances”):
(a)Liens for taxes or assessments or other charges or levies of any Governmental Authority, that are not delinquent or if delinquent (i) are the subject of a Good Faith Contest but in no event past the time when a penalty would be incurred, and (ii) the aggregate amount of liabilities so secured (including interest and penalties) does not exceed $25,000,000.00 at any one time outstanding;
(b)Liens imposed by law, such as mechanic’s, worker’s, repairman’s, miner’s, agister’s, attorney’s, materialmen’s, landlord’s, warehousemen’s and carrier’s Liens and other similar Liens which are securing obligations incurred in the ordinary course of business for sums not yet due and payable or if due and payable which are the subject of a Good Faith Contest;
(c)Liens under workers’ compensation, unemployment insurance, social security or similar legislation (other than ERISA), or to secure payments of premiums for insurance purchased in the ordinary course of business, or to secure the performance of tenders, statutory obligations, surety and appearance bonds and bids, bonds for release of an attachment, stay of execution or injunction, leases, government contracts, performance and return-of-money bonds and other similar obligations, all of which are incurred in the ordinary course of business of Borrower or such Consolidated Subsidiary, as applicable, and not in connection with the borrowing of money;
(d)Any attachment or judgment Lien, the time for appeal or petition for rehearing of which shall not have expired or in respect of which Borrower or such Consolidated Subsidiary is protected in all material respects by insurance or for the payment of which adequate reserves have been established, provided that the execution or other enforcement of such Liens is effectively stayed and the claims secured thereby are the subject of a Good Faith Contest, and provided, further, that the aggregate amount of liabilities of Borrower and its Consolidated Subsidiaries so secured (including interest and penalties) shall not be in excess of $25,000,000.00 at any one time outstanding;
(e)Easements, rights-of-way, restrictions, encroachments, covenants, servitudes, zoning and other similar encumbrances which, in the aggregate, do not materially interfere with the occupation, use and enjoyment by Borrower or any Consolidated Subsidiary of the property or assets encumbered thereby in the normal course of its business or materially impair the value of the property subject thereto;
(f)Liens arising in the ordinary course of business and created in connection with amounts on deposit in charge card and like accounts (such as Visa or MasterCard);
(g)Any Lien created to secure all or any part of the purchase price or cost of construction, or to secure Debt incurred or assumed to pay all or a part of the purchase price or cost of construction, of any property (or any improvement thereon) acquired or constructed by Borrower or a Consolidated Subsidiary after the date of this Credit Agreement, provided that
(i)no such Lien shall extend to or cover any property other than the property (or improvement thereon) being acquired or constructed or rights relating solely to such item or items of property (or improvement thereon),
(ii)the principal amount of Debt secured by any such Lien shall at no time exceed an amount equal to the lesser of (A) the cost to Borrower or such Consolidated Subsidiary of the property (or improvement thereon) being acquired or constructed or (B) the “Fair Market Value” (defined as the sale value of such property that would be realized in an arm’s-length sale at such time between an informed and willing buyer and an informed and willing seller (neither being under a compulsion to buy or sell, respectively)) (as determined in good faith by Borrower) of such property, determined at the time of such acquisition or at the time of substantial completion of such construction, and

(iii)such Lien shall be created contemporaneously with, or within 180 days after, the acquisition or completion of construction of such property (or improvement thereon);
(h)Any Lien existing on property acquired by Borrower or any Consolidated Subsidiary at the time such property is so acquired (whether or not the Debt secured thereby is assumed by Borrower or such Consolidated Subsidiary) or any Lien existing on property of a Person immediately prior to the time such Person is merged into or consolidated with Borrower or any Consolidated Subsidiary, provided that
(i)no such Lien shall have been created or assumed in contemplation of such acquisition of property or such consolidation or merger,
(ii)such Lien shall extend only to the property acquired or the property of such Person merged into or consolidated with Borrower or such Consolidated Subsidiary which was subject to such Lien as of the time of such consolidation or merger, and

(iii)the principal amount of the Debt secured by any such Lien shall at no time exceed an amount equal to 100% of the Fair Market Value (as determined in good faith by the board of directors of Borrower or such Consolidated Subsidiary) of the property subject thereto at the time of the acquisition thereof or at the time of such merger or consolidation;
(i)Liens of CoBank and other cooperatives, respectively, on Investments by Borrower in the stock, participation certificates, or allocated reserves of CoBank or other cooperatives, respectively, owned by Borrower;
(j)All precautionary filings of financing statements under the Uniform Commercial Code which cover property that is made available to or used by Borrower or any Consolidated Subsidiary pursuant to the terms of an Operating Lease or Capital Lease;
(k)Liens consisting of the cash collateralization of obligations in respect of Letters of Credit;
(l)Liens created over assets which are the subject of Permitted Inventory and Repo Finance Transactions; provided, that the aggregate attributed principal amount of liabilities of Borrower and its Consolidated Subsidiaries so secured, at any one time outstanding, shall not be in excess of five percent (5%) of Consolidated Net Worth, determined as of the last day of Borrower’s most recently ended fiscal year for which financial statements have been provided pursuant to Section 11.2.1;
(m)Liens on CHS Capital Loan Assets to secure CHS Capital Debt; provided, that the aggregate amount of liabilities of Borrower and its Consolidated Subsidiaries so secured (including interest) shall not be in excess of $1,000,000,000.00 at any one time outstanding; and
(n)other Liens not otherwise permitted under clauses (a) through (m) of this Section 12.3 securing Debt, provided that the existence, creation, issuance, incurrence or assumption of such Debt is permitted under Sections 12.1 and 11.14 hereof.
12.4    Sale of Assets Borrower shall not (nor shall it permit any of its Consolidated Subsidiaries to) sell, convey, assign, lease or otherwise transfer or dispose of, voluntarily, by operation of law or otherwise, any material part of its now owned or hereafter acquired assets during any twelve (12) month period commencing September 1, 2018 and each September 1 thereafter, except: (a) the sale of inventory, equipment and fixtures disposed of in the ordinary course of business, (b) the sale or other disposition of assets no longer necessary or useful for the conduct of its business, (c) leases or sales of assets of Borrower or any Subsidiary of Borrower to any joint venture entity, of which Borrower or any Subsidiary of Borrower holds an ownership interest and shares in the earnings; provided, that the terms of any such lease or sale and the division of the joint venture’s earnings, when viewed as a whole, can be reasonably expected to generate the same or greater book earnings and cash flow for Borrower or such Subsidiary of Borrower as would be generated absent such lease or sale, (d) sales or other dispositions pursuant to a Permitted Inventory and Repo Finance Transaction, and (e) the sale by CHS Capital of loans and commitments originated by it in the ordinary course of business. For purposes of this Section 12.4, “material part” shall mean ten percent (10%) or more of the lesser of the book value or the market value of the assets of Borrower or such Consolidated Subsidiary as shown on the balance sheets thereof as of the August 31 immediately preceding each such twelve (12) month measurement period.
12.5    Liabilities of Others Borrower shall not (nor shall it permit any of its Consolidated Subsidiaries to) assume, Guarantee, become liable as a surety, endorse, contingently agree to purchase, or otherwise be or become liable, directly or indirectly (including, but not limited to, by means of a maintenance agreement, an asset or stock purchase agreement, or any other agreement designed to ensure any creditor against loss), for or on account of the obligation of any Person, except: (a) by the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of Borrower’s or any Consolidated Subsidiary’s business; (b) guarantees of obligations pursuant to a Permitted Inventory and Repo Finance Transaction; (c) guarantees made from time to time, whether in existence on the Closing Date or made subsequent thereto, among Borrower and its Consolidated Subsidiaries; provided, that guarantees of obligations of CHS Capital by Borrower and its Consolidated Subsidiaries (other than CHS Capital) shall not exceed in the aggregate (x) $1,000,000,000.00 minus (y) the amount of loans or advances by Borrower and such Consolidated Subsidiaries to CHS Capital under Section 12.6(c) and Investments by Borrower and such Consolidated Subsidiaries in CHS Capital under Section 12.8(g); and (d) guarantees made from time to time (including, for the avoidance of doubt, guarantees of producer loans and guarantees of loans to member cooperatives), whether in existence on the Closing Date or made subsequent thereto, by Borrower and its Consolidated Subsidiaries in the ordinary course of their respective businesses with respect to the liabilities and obligations of other Persons (other than CHS Capital), provided, however, that the aggregate amount of all indebtedness guaranteed under this clause (d) shall not exceed $1,000,000,000.00 in the aggregate.
12.6    Loans Borrower shall not (nor shall it permit any of its Consolidated Subsidiaries to) lend or advance money, credit, or property to any Person, except for: (a) loans to Consolidated Subsidiaries (other than to CHS Capital, except in the case of loans or advances made by CHS Capital); (b) money or property extended pursuant to a Permitted Inventory and Repo Finance Transaction or trade credit extended in the ordinary course of business and advances against the purchase price for the purchase by Borrower of goods or services in the ordinary course of business including extensions of credit in the form of clearing accounts for settlement of grain purchases and related cash management activities to cooperative association members; (c) loans to CHS Capital in an aggregate outstanding principal amount not to exceed in the aggregate (x) $1,000,000,000.00 minus (y) the amount of guarantees by Borrower and its Consolidated Subsidiaries (other than CHS Capital) in favor of CHS Capital under Section 12.5(b) and Investments by Borrower and such Consolidated Subsidiaries in CHS Capital under Section 12.8(g); (d) other loans (other than loans to CHS Capital), provided that at all times the aggregate outstanding principal amount of all such other loans retained by Borrower and any such Consolidated Subsidiary shall not exceed $500,000,000; (e) loans by NCRA of its excess cash reserves to its member owners; and (f) loans by CHS Capital in the ordinary course of business.
12.7    Merger; Acquisitions; Business Form; etc Borrower shall not (nor shall it permit any of its Consolidated Subsidiaries to) merge or consolidate with any entity, or acquire all or substantially all of the assets of any person or entity, or convey, transfer or lease all or substantially all of its assets to any Person, in a single transaction or in a series of transactions, or form or create any new Subsidiary (other than a Consolidated Subsidiary formed by Borrower), acquire the controlling interest in any Person, change its business form from a cooperative corporation, or commence operations under any other name, organization, or entity, including any joint venture; provided, however,
a.The foregoing shall not prevent any consolidation, acquisition, or merger if after giving effect thereto:
i.Borrower is the surviving entity; and
ii.no Event of Default or Potential Default shall have occurred and be continuing.
b.The foregoing shall not prevent Borrower from forming or creating any new Subsidiary provided:
i.the Investment in such Subsidiary does not violate any provision of Section 12.8 hereof; and
ii.such Subsidiary shall not acquire all or substantially all of the assets of any Person except through an acquisition, consolidation, or merger satisfying the requirements of clause (a) of this Section 12.7.
c.The foregoing shall not prevent Borrower from acquiring the controlling interest of any entity described in Exhibit 12.8(f) hereto or pursuant to Section 12.8(k).
d.CHS Capital shall be permitted to acquire the assets of, or a controlling interest in, any Person in connection with a workout, exercise of remedies or restructuring related to CHS Capital’s financing activities in the ordinary course of business.
e.CHS Capital may transfer CHS Capital Loan Assets to a Wholly Owned Subsidiary in the ordinary course of business.

No such conveyance, transfer or lease of substantially all of the assets of Borrower shall have the effect of releasing Borrower or any successor corporation or limited liability company that shall theretofore have become such in the manner prescribed in this Section 12.7 from its liability under this Credit Agreement or the Notes.
12.8    Investments Except for the purchase of Bank Equity Interests, Borrower shall not (nor shall it permit any of its Consolidated Subsidiaries to) own, purchase or acquire any stock, obligations or securities of, or any other interest in, or make any capital contribution to, or otherwise make an Investment in, any Person, except that Borrower and the Consolidated Subsidiaries may own, purchase or acquire:
a.commercial paper maturing not in excess of one year from the date of acquisition and rated P1 by Moody’s Investors Service, Inc. or A1 by Standard & Poor’s Corporation on the date of acquisition;
b.certificates of deposit in North American commercial banks rated C or better by Keefe, Bruyette & Woods, Inc. or 3 or better by Cates Consulting Analysts (or any successors thereto), maturing not in excess of one year from the date of acquisition;
c.obligations of the United States government or any agency thereof, the obligations of which are guaranteed by the United States government, maturing, in each case, not in excess of one year from the date of acquisition;
d.repurchase agreements of any bank or trust company incorporated under the laws of the United States of America or any state thereof and fully secured by a pledge of obligations issued or fully and unconditionally guaranteed by the United States government;
e.Investments permitted under Sections 12.5, 12.6, and 12.7;
f.Investments in Persons identified, including the book value of each such Investment, on Exhibit 12.8(f) hereto; provided that the amount of such Investment shall not increase above the amount shown in Exhibit 12.8(f), except for Investments made pursuant to clauses (h) and (k) of this Section 12.8;
g.Investments by Borrower or Consolidated Subsidiaries in Consolidated Subsidiaries; provided that Investments in CHS Capital by Borrower and its Consolidated Subsidiaries (other than CHS Capital) shall not exceed in the aggregate
i.$1,000,000,000.00 minus (y) the amount of guarantees by Borrower and such Consolidated Subsidiaries in favor of CHS Capital under Section 12.5(b) and loans or advances by Borrower and such Consolidated Subsidiaries to CHS Capital under Section 12.6(c);
h.Investments in the form of non-cash patronage dividends or retained earnings in any Person;
i.insurance and bonding services provided by CHS Insurance Services, LLC and its Subsidiaries in the ordinary course of business;
j.Investment in CF Industries Nitrogen LLC in an amount not to exceed $2,800,000,000; and
k.Investments in addition to those permitted by clauses (a) through (i) above in other Persons (other than CHS Capital) in an aggregate amount outstanding at any point in time not exceeding the greater of (a) $1,500,000,000.00 and (b) 10% of the total assets of Borrower as set forth on Borrower’s balance sheet for the most recent Fiscal Year, determined in accordance with GAAP (for the avoidance of doubt, without regard to any limit on the amount of intangible assets included in other provisions of this Credit Agreement).
12.9    Transactions With Related Parties Borrower shall not, and will not permit any Subsidiary to, enter into directly or indirectly any transaction or material group of related transactions (including, without limitation, the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate, except in the ordinary course and pursuant to the reasonable requirements of Borrower’s or such Subsidiary’s business and upon fair and reasonable terms no less favorable than would be obtained by Borrower or such Subsidiary in a comparable arm’s-length transaction with an unrelated Person.
12.10    Patronage Refunds, etc Borrower shall not, directly or indirectly, in any Fiscal Year (a) declare or pay any cash patronage refunds to patrons or members which in the aggregate exceed 20% of Borrower’s consolidated net patronage income for the Fiscal Year of Borrower preceding the Fiscal Year in which such patronage refunds are to be paid, (b) directly or indirectly redeem or otherwise retire its equity, or (c) make any cash distributions of any kind or character in respect of its equity, unless, in the case of the foregoing clauses (a), (b), or (c), (i) at the time of taking such action no Event of Default or Potential Default exists hereunder and (ii) after giving effect thereto no Event of Default or Potential Default would exist hereunder.
12.11    Change in Fiscal Year Borrower shall not change its Fiscal Year from a year ending on August 31 unless required to do so by the Internal Revenue Service, in which case Borrower agrees to such amendment of the terms Fiscal Quarter and Fiscal Year, as used herein, as the Administrative Agent reasonably deems necessary.

12.12    ERISA Borrower shall not: (a) engage in or permit any transaction which could result in a “prohibited transaction” (as such term is defined in Section 406 of ERISA) or in the imposition of an excise tax pursuant to Section 4975 of the Code with respect to any Borrower Benefit Plan; (b) engage in or permit any transaction or other event which could result in a “reportable event” (as such term is defined in Section 4043 of ERISA) for any Borrower Pension Plan; (c) fail to make full payment when due of all amounts which, under the provisions of any Borrower Benefit Plan, Borrower is required to pay as contributions thereto; (d) permit to exist any “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA) as of the end of any Fiscal Year, in excess of five percent (5.0%) of net worth (determined in accordance with GAAP) of Borrower and its Consolidated Subsidiaries, whether or not waived, with respect to any Borrower Pension Plan; (e) fail to make any payments to any Multiemployer Plan that Borrower may be required to make under any agreement relating to such Multiemployer Plan or any law pertaining thereto; or (f) terminate any Borrower Pension Plan in a manner which could result in the imposition of a lien on any property of Borrower pursuant to Section 4068 of ERISA. Borrower shall not terminate any Borrower Pension Plan so as to result in any liability to the PBGC.
12.13    Sanctions Laws and Regulations
a.Borrower shall not request any Loans or Letters of Credit, and Borrower shall not, directly or indirectly, use, and shall not make available any proceeds hereunder to any of its Subsidiaries, joint venture partner or any other Person and their respective directors, officers and employees shall not, directly or indirectly, use the proceeds of the Loans, Letters of Credit or any other application of the credit facilities under this Credit Agreement (i) in furtherance of an offer, payment, promise to pay or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (ii) to fund any activities or business with any Person, or in any country or territory, that at the time of such funding is a Sanctioned Person or Sanctioned Country; provided, that, Borrower and its Subsidiaries may engage in business activities in such countries or territories otherwise prohibited under this clause (ii) to the extent expressly authorized by the governments of the United States, the United Nations Security Council, the European Union and the United Kingdom, provided such activities would not result in a violation of any Sanctions Laws and Regulations by any party to this Credit Agreement, or (iii) in any other manner that would result in a violation of any Sanctions Laws and Regulations by any party to this Credit Agreement.
b.Borrower shall not knowingly permit any of the funds or assets of Borrower that are used to pay any amount due pursuant to this Credit Agreement to constitute funds obtained from transactions with or relating to Designated Persons or countries which are the subject of sanctions under any Sanctions Laws and Regulations.
Article 13.
INDEMNIFICATION
13.1    General Borrower agrees to indemnify and hold the Administrative Agent, each Syndication Party and each of their respective Affiliates, together with each of their respective directors, officers, employees, agents, professional advisers and representatives (“Indemnified Parties”) harmless from and against any and all claims, damages, losses, liabilities, costs or expenses whatsoever which the Administrative Agent or any other Indemnified Party may incur (or which may be claimed against any such Indemnified Party by any Person), including attorneys’ fees incurred by any Indemnified Party, arising out of or resulting from: (a) the execution or delivery of this Credit Agreement or any other Loan Document or any agreement or instrument contemplated thereby; (b) the use of the proceeds of the Loans or issuances of Letters of Credit; (c) the material inaccuracy of any representation or warranty of or with respect to Borrower in this Credit Agreement or the other Loan Documents; (d) the material failure of Borrower to perform or comply with any covenant or obligation of Borrower under this Credit Agreement or the other Loan Documents; (e) the exercise by the Administrative Agent of any right or remedy set forth in this Credit Agreement or the other Loan Documents; (f) all acts or omissions of the beneficiary of any Letter of Credit, and for such purposes, such beneficiary shall be deemed Borrower’s agent; or (g) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not an Indemnified Party is a party thereto (and regardless of whether such matter is initiated by a third party or by Borrower or any of its Subsidiaries or Affiliates); provided that Borrower shall have no obligation to indemnify any Indemnified Party against claims, damages, losses, liabilities, costs or expenses to the extent that a court of competent jurisdiction renders a final non-appealable determination that the foregoing are solely the result of the willful misconduct or gross negligence of such Indemnified Party. Borrower shall have the right to assume the defense of any claim as would give rise to Borrower’s indemnification obligation under this Section 13.1 with counsel of Borrower’s choosing so long as such defense is being diligently and properly conducted and Borrower shall establish to the Indemnified Party’s satisfaction that the amount of such claims are not, and will not be, material in comparison to the liquid and unrestricted assets of Borrower available to respond to any award which may be granted on account of such claim. So long as the conditions of the preceding sentence are met, Indemnified Party shall have no further right to reimbursement of attorneys’ fees incurred thereafter. To the fullest extent permitted by applicable law Borrower shall not assert and hereby waives any claim against any Indemnified Party on any theory of liability for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Credit Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Advance, or the use of the proceeds thereof. No Indemnified Party shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Credit Agreement or the other Loan Documents or the transactions contemplated hereby or thereby. The obligation to indemnify set forth in this Section 13.1 shall survive the termination of this Credit Agreement and other covenants.
13.2    Indemnification Relating to Hazardous Substances Borrower shall not locate, produce, treat, transport, incorporate, discharge, emit, release, deposit or dispose of any Hazardous Substance in, upon, under, over or from any property owned or held by Borrower, except in accordance with all Environmental Regulations; Borrower shall not permit any Hazardous Substance to be located, produced, treated, transported, incorporated, discharged, emitted, released, deposited, disposed of or to escape in, upon, under, over or from any property owned or held by Borrower, except in accordance with Environmental Regulations; and Borrower shall comply with all Environmental Regulations which are applicable to such property. Borrower shall indemnify the Indemnified Parties against, and shall reimburse the Indemnified Parties for, any and all claims, demands, judgments, penalties, liabilities, costs, damages and expenses, including court costs and attorneys’ fees incurred by the Indemnified Parties (prior to trial, at trial and on appeal) in any action against or involving the Indemnified Parties, resulting from any breach of the foregoing covenants in this Section 13.2 or the covenants in Section 11.5 hereof, or from the discovery of any Hazardous Substance in, upon, under or over, or emanating from, such property, it being the intent of Borrower and the Indemnified Parties that the Indemnified Parties shall have no liability or responsibility for damage or injury to human health, the environmental or natural resources caused by, for abatement and/or clean-up of, or otherwise with respect to, Hazardous Substances as the result of the Administrative Agent or any Syndication Party exercising any of its rights or remedies with respect thereto, including but not limited to becoming the owner thereof by foreclosure or conveyance in lieu of foreclosure of a judgment lien; provided that such indemnification as it applies to the exercise by the Administrative Agent or any Syndication Party of its rights or remedies with respect to the Loan Documents shall not apply to claims arising solely with respect to Hazardous Substances brought onto such property by the Administrative Agent or such Syndication Party while engaged in activities other than operations substantially the same as the operations previously conducted on such property by Borrower. The foregoing covenants of this Section 13.2 shall be deemed continuing covenants for the benefit of the Indemnified Parties, and any successors and assigns of the Indemnified Parties, including but not limited to, any transferee of the title of the Administrative Agent or any Syndication Party or any subsequent owner of the property, and shall survive the satisfaction or release of any lien, any foreclosure of any lien and/or any acquisition of title to the property or any part thereof by the Administrative Agent or any Syndication Party, or anyone claiming by, through or under the Administrative Agent or any Syndication Party or Borrower by deed in lieu of foreclosure or otherwise. Any amounts covered by the foregoing indemnification shall bear interest from the date incurred at the Default Interest Rate, shall be payable on demand. The indemnification and covenants of this Section 13.2 shall survive the termination of this Credit Agreement and other covenants.
Article 14.
EVENTS OF DEFAULT; RIGHTS AND REMEDIES
14.1    Events of Default The occurrence of any of the following events (each an “Event of Default”) shall, at the option of the Administrative Agent or at the direction of the Required Lenders, make the entire Bank Debt immediately due and payable and outstanding Letters of Credit cash collateralized pursuant to Section 4.4 (provided, that in the case of an Event of Default under Subsection 14.1(e) with respect to Borrower all amounts owing hereunder and under the other Loan Documents shall automatically and immediately become due and payable, and Letters of Credit shall be cash collateralized pursuant to Section 4.4 without any action by or on behalf of the Administrative Agent), and the Administrative Agent may exercise all rights and remedies for the collection of any amounts outstanding hereunder and take whatever action it deems necessary to secure itself, all without notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor, or other notices or demands of any kind or character:

(a)Failure of Borrower to pay (i) when due, whether by acceleration or otherwise, any principal (or any reimbursement obligation under any Letter of Credit) in accordance with this Credit Agreement or the other Loan Documents, or (ii) within five (5) days of the date when due, whether by acceleration or otherwise, any interest or amounts other than principal in accordance with this Credit Agreement or the other Loan Documents.
(b)Any representation or warranty set forth in any Loan Document, any 5-Year Borrowing Notice, any financial statements or reports or projections or forecasts, or in connection with any transaction contemplated by any such document, shall prove in any material respect to have been false or misleading when made or furnished by Borrower.
(c)Any default by Borrower in the performance or compliance with the covenants, promises, conditions or provisions of Sections 11.2.1, 11.2.2, 11.2.3, 11.2.6, 11.2.10, 11.2.11, 11.3 (with respect to Borrower’s existence) 11.10, 11.14 or Article 12 (excluding Section 12.12) of this Credit Agreement.
(d)The failure of Borrower to pay when due, or failure to perform or observe any other obligation or condition with respect to any of the following obligations to any Person, beyond any period of grace under the instrument creating such obligation: (i) any indebtedness for borrowed money or for the deferred purchase price of property or services, (ii) any obligations under leases which have or should have been characterized as Capital Leases, or (iii) any contingent liabilities, such as guaranties, for the obligations of others relating to indebtedness for borrowed money or for the deferred purchase price of property or services or relating to obligations under leases which have or should have been characterized as Capital Leases; provided that no such failure will be deemed to be an Event of Default hereunder unless and until the aggregate amount owing under obligations with respect to which such failures have occurred and are continuing is at least $100,000,000.00.
(e)Borrower or any Significant Subsidiary applies for or consents to the appointment of a trustee or receiver for any part of its properties; any bankruptcy, reorganization, debt arrangement, dissolution or liquidation proceeding is commenced or consented to by Borrower or any Significant Subsidiary; or any application for appointment of a receiver or a trustee, or any proceeding for bankruptcy, reorganization, debt management or liquidation is filed for or commenced against Borrower or any Significant Subsidiary, and is not withdrawn or dismissed within sixty (60) days thereafter.
(f)Failure of Borrower to comply with any other provision of this Credit Agreement or the other Loan Documents not constituting an Event of Default under any of the preceding subclauses of this Section 14.1, and such failure continues for thirty (30) days after Borrower learns of such failure to comply, whether by Borrower’s own discovery or through notice from the Administrative Agent.
(g)The entry of one or more judgments in an aggregate amount in excess of $25,000,000.00 against Borrower not stayed, discharged or paid within thirty (30) days after entry.
(h)The occurrence of an “Event of Default” under any Material Debt Agreement.
(i)The occurrence of a Change of Control.
14.2    No Advance The Syndication Parties shall have no obligation to make any Advance, and the Letter of Credit Bank shall have no obligation to issue a Letter of Credit, if a Potential Default or an Event of Default shall occur and be continuing.
14.3    Rights and Remedies In addition to the remedies set forth in Section 14.1 and 14.2 hereof, upon the occurrence of an Event of Default, the Administrative Agent shall be entitled to exercise, subject to the provisions of Section 15.8 hereof, all the rights and remedies provided in the Loan Documents and by any applicable law. Each and every right or remedy granted to the Administrative Agent pursuant to this Credit Agreement and the other Loan Documents, or allowed the Administrative Agent by law or equity, shall be cumulative. Failure or delay on the part of the Administrative Agent to exercise any such right or remedy shall not operate as a waiver thereof. Any single or partial exercise by the Administrative Agent of any such right or remedy shall not preclude any future exercise thereof or the exercise of any other right or remedy.
14.4    Allocation of Proceeds If an Event of Default has occurred and is continuing and the maturity of all or any portion of the Bank Debt has been accelerated pursuant to this Article 14, all payments received by the Administrative Agent hereunder, in respect of any principal of or interest on the Bank Debt or any other amounts payable by Borrower hereunder (other than amounts deposited with the Administrative Agent pursuant to Section 4.4, which shall be applied to repay any unreimbursed drawings or payments under Letters of Credit) shall be applied by the Administrative Agent in the following order, in each case whether or not allowed or allowable in any applicable bankruptcy, insolvency, receivership or other similar proceeding:
(i)amounts due to the Administrative Agent and the Bid Agent hereunder in their capacity as such;
(ii)payments of accrued interest and outstanding principal amounts owing to the Overnight Lender in respect of Overnight Advances;
(iii)amounts due to the Letter of Credit Bank pursuant to Sections 4.2.3, 5.5 and 16.1;
(iv)payment of cash amounts to the Administrative Agent in respect of Letters of Credit pursuant to Section 4.4 hereof;
(v)amounts due to the Syndication Parties pursuant to Sections 5.5 and 16.1, on a pro rata basis;
(vi)payments of accrued interest in respect of Advances, to be applied ratably between 5-Year Advances and Bid Advances and thereafter applied in accordance with Section 6.6.1 or 6.6.2, as applicable;
(vii)payments of outstanding principal amounts in respect of Advances, to be applied ratably between 5-Year Advances and Bid Advances and thereafter applied in accordance with Section 6.6.1 or 6.6.2, as applicable;
(viii)all other Bank Debt, on a pro rata basis;
(ix)all other obligations of Borrower and its Subsidiaries owing to any Syndication Party, to the extent evidenced in writing to Borrower and the Administrative Agent, on a pro rata basis; and
(x)any surplus remaining after application as provided for herein, to Borrower or otherwise as may be required by applicable law.
Article 15.
AGENCY AGREEMENT
15.1    Funding of Syndication Interest Each Syndication Party, severally but not jointly, hereby irrevocably agrees to fund its Funding Share of the Advances (“Advance Payment”) as determined pursuant to the terms and conditions contained herein and in particular, Articles 2, 3, and 4 hereof. Each Syndication Party’s Individual 5-Year Commitment and its interest in each Advance hereunder (collectively, its “Syndication Interest”) shall be without recourse to the Administrative Agent or any other Syndication Party and shall not be construed as a loan from any Syndication Party to the Administrative Agent or any other Syndication Party.
15.2    Syndication Parties’ Obligations to Remit Funds Each Syndication Party agrees to remit its Funding Share of each Advance to the Administrative Agent as, and within the time deadlines (“Syndication Party Advance Date”), required in this Credit Agreement. Unless the Administrative Agent shall have received notice from a Syndication Party (i) in the case of LIBO Rate Loans, prior to the date on which such Syndication Party is to provide funds to the Administrative Agent for an Advance to be made by such Syndication Party or (ii) in the case of Base Rate Loans, prior to the time and date on which such Syndication Party is to provide funds to the Administrative Agent for an Advance to be made by such Syndication Party, that such Syndication Party will not make available to the Administrative Agent such funds, the Administrative Agent may assume that such Syndication Party has made such funds available to the Administrative Agent on the date of such Advance in accordance with the terms of this Credit Agreement and the Administrative Agent in its sole discretion may, but shall not be obligated to, in reliance upon such assumption, make available to Borrower on such date a corresponding amount. If and to the extent such Syndication Party shall not have made such funds available to the Administrative Agent by the applicable Syndication Party Advance Date and such Syndication Party has not given the Administrative Agent the notice referenced in the immediately preceding sentence, such Syndication Party agrees to repay the Administrative Agent forthwith on demand such corresponding amount (if any) made available by the Administrative Agent together with interest thereon, for each day from the date such amount is made available to Borrower until the Banking Day such amount is repaid to the Administrative Agent (assuming payment is received by the Administrative Agent at or prior to 2:00 P.M. (Central time), and until the next Banking Day if payment is not received until after 2:00 P.M. (Central time)), at the customary rate set by the Administrative Agent for the correction of errors among banks for three (3) Banking Days and thereafter at the Base Rate. If such Syndication Party shall repay to the Administrative Agent such corresponding amount (if any) made available by the Administrative Agent, such amount so repaid shall constitute such Syndication Party’s Advance for purposes of this Credit Agreement. If such Syndication Party does not pay such corresponding amount (if any) made available by the Administrative Agent forthwith upon the Administrative Agent’s demand therefor, the

Administrative Agent shall promptly notify Borrower, and Borrower shall immediately pay such corresponding amount to the Administrative Agent with the interest thereon, for each day from the date such amount is made available to Borrower until the date such amount is repaid to the Administrative Agent, at the rate of interest applicable to such Advance at the time.
15.3    [Reserved]
15.4    Syndication Party’s Failure to Remit Funds If a Syndication Party (“Delinquent Syndication Party”) fails to remit its Funding Share (a) of a 5-Year Advance (including a risk participation in an Overnight Advance under Section 3.9), or (b) of a Bid Advance, in full by the date and time required (the unpaid amount of any such payment being hereinafter referred to as the “Delinquent Amount”), in addition to any other remedies available hereunder, any other Syndication Party or Syndication Parties may, but shall not be obligated to, advance the Delinquent Amount (the Syndication Party or Syndication Parties which advance such Delinquent Amount are referred to as the “Contributing Syndication Parties”), in which case (w) the Delinquent Amount which any Contributing Syndication Party advances shall be treated as a loan to the Delinquent Syndication Party and shall not be counted in determining the Individual Outstanding 5-Year Obligations of any Contributing Syndication Party, and (x) the Delinquent Syndication Party shall be obligated to pay to the Administrative Agent, for the account of the Contributing Syndication Parties, interest on the Delinquent Amount at a rate of interest equal to the rate of interest which Borrower is obligated to pay on the Delinquent Amount plus 200 basis points (“Delinquency Interest”) until the Delinquent Syndication Party remits the full Delinquent Amount and remits all Delinquency Interest to the Administrative Agent, which will distribute such payments to the Contributing Syndication Parties (pro rata based on the amount of the Delinquent Amount which each of them (if more than one) advanced) on the same Banking Day as such payments are received by the Administrative Agent if received no later than 2:00 P.M. (Central time) or the next Banking Day if received by the Administrative Agent thereafter. In addition, the Contributing Syndication Parties shall be entitled to share, on the same pro rata basis, and the Administrative Agent shall pay over to them to the extent received, for application against Delinquency Interest and the Delinquent Amount, the Delinquent Syndication Party’s Payment Distribution and any fee distributions or distributions made under Section 15.11 hereof until the Delinquent Amount and all Delinquency Interest have been paid in full. For voting purposes the Administrative Agent shall readjust the Individual 5-Year Commitments of such Delinquent Syndication Party and the Contributing Syndication Parties from time to time first to reflect the advance of the Delinquent Amount by the Contributing Syndication Parties, and then to reflect the full or partial reimbursement to the Contributing Syndication Parties of such Delinquent Amount. As between the Delinquent Syndication Party and the Contributing Syndication Parties, the Delinquent Syndication Party’s interest in its Advances shall be deemed to have been partially assigned to the Contributing Syndication Parties in the amount of the Delinquent Amount and Delinquency Interest owing to the Contributing Syndication Parties from time to time. This Section 15.4 shall also be applicable to Advances funded by the Administrative Agent (y) under Section 3.8 hereof, in which case the Administrative Agent, in its capacity as such, shall be deemed to be the Contributing Syndication Party, and (z) under Section 3.10 hereof, in which case the Administrative Agent, in its capacity as such, shall be deemed to be the Contributing Syndication Party and the Overnight Lender shall be deemed to be the Delinquent Syndication Party. For the purposes of calculating interest owed by a Delinquent Syndication Party, payments received on other than a Banking Day shall be deemed to have been received on the next Banking Day, and payments received after 2:00 P.M. (Central time) shall be deemed to have been received on the next Banking Day.
15.5    Agency Appointment Each of the Syndication Parties hereby designates and appoints the Administrative Agent to act as agent to service and collect the Loans and its respective Advances and Notes, if any, and to take such action on behalf of such Syndication Party with respect to the Loans and such Advances and Notes, if any, and to execute such powers and to perform such duties, as specifically delegated or required herein, as well as to exercise such powers and to perform such duties as are reasonably incidental thereto, and to receive and benefit from such fees and indemnifications as are provided for or set forth herein, until such time as a successor is appointed and qualified to act as the Administrative Agent. The institution serving as the Administrative Agent or Bid Agent hereunder shall have the same rights and powers in its capacity as a Syndication Party as any other Syndication Party and may exercise the same as though it were not the Administrative Agent or Bid Agent, and such Syndication Party and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with Borrower or any Subsidiary or other Affiliate thereof as if it were not the Administrative Agent or Bid Agent hereunder.
15.6    Power and Authority of the Administrative Agent Without limiting the generality of the power and authority vested in the Administrative Agent pursuant to Section 15.5 hereof, the power and authority vested in the Administrative Agent includes, but is not limited to, the following:

15.6.1Advice. To solicit the advice and assistance of each of the Syndication Parties and Voting Participants concerning the administration of the Loans and the exercise by the Administrative Agent of its various rights, remedies, powers, and discretions with respect thereto. As to any matters not expressly provided for by this Credit Agreement or any other Loan Document, the Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder in accordance with instructions signed by all of the Syndication Parties or the Required Lenders, as the case may be (and including in each such case, Voting Participants), and any action taken or failure to act pursuant thereto shall be binding on all of the Syndication Parties, Voting Participants, and the Administrative Agent. In the absence of a request by the Required Lenders, the Administrative Agent shall have authority, in its sole discretion, to take or not to take any action, unless the Loan Documents specifically require the consent of the Required Lenders, of all of the Syndication Parties or of other specified Persons.
15.6.2Documents. To execute, seal, acknowledge, and deliver as the Administrative Agent, all such instruments as may be appropriate in connection with the administration of the Loans and the exercise by the Administrative Agent of its various rights with respect thereto.
15.6.3Proceedings. To initiate, prosecute, defend, and to participate in, actions and proceedings in its name as the Administrative Agent for the ratable benefit of the Syndication Parties.
15.6.4Retain Professionals. To retain attorneys, accountants, and other professionals to provide advice and professional services to the Administrative Agent, with their fees and expenses reimbursable to the Administrative Agent by Syndication Parties pursuant to Section 15.18 hereof.
15.6.5Incidental Powers. To exercise powers reasonably incident to the Administrative Agent’s discharge of its duties enumerated in Section 15.7 hereof.
15.7    Duties of the Administrative Agent The duties of the Administrative Agent hereunder shall consist of the following:
15.7.1Possession of Documents. To safekeep one original of each of the Loan Documents other than the Notes (which will be in the possession of the Syndication Party named as payee therein).
15.7.2Distribute Payments. To receive and distribute to the Syndication Parties payments made by Borrower pursuant to the Loan Documents, as provided in Article 6 hereof. Unless the Administrative Agent shall have received notice from Borrower prior to the date on which any payment is due to any Syndication Party hereunder that Borrower will not make such payment in full, the Administrative Agent may assume that Borrower has made such payment in full to the Administrative Agent on such date and the Administrative Agent in its sole discretion may, but shall not be obligated to, in reliance upon such assumption, cause to be distributed to each Syndication Party on such due date an amount equal to the amount then due such Syndication Party. If and to the extent Borrower shall not have so made such payment in full to the Administrative Agent, each Syndication Party shall repay to the Administrative Agent forthwith on demand such amount distributed to such Syndication Party together with interest thereon, for each day from the date such amount is distributed to such Syndication Party until the date such Syndication Party repays such amount to the Administrative Agent at the customary rate set by the Administrative Agent for the correction of errors among banks for three (3) Banking Days and thereafter at the Base Rate.
15.7.3Loan Administration. Subject to the provisions of Section 15.10 hereof, to, on behalf of and for the ratable benefit of all Syndication Parties, exercise all rights, powers, privileges, and discretion to which the Administrative Agent is entitled and elects in its sole discretion to administer the Loans, including, without limitation: (a) monitor all borrowing activity, issuances of Letters of Credit, Individual 5-Year Commitment balances, and maturity dates of all LIBO Rate Loans; (b) monitor and report Credit Agreement and covenant compliance, and coordinate required credit actions by the Syndication Parties (including Voting Participants where applicable); (c) manage the process for future waivers and amendments if modifications to this Credit Agreement are required; and (d) administer, record, and process all assignments to be made for the current and future Syndication Parties (including the preparation of a revised Schedule 1 to replace the previous Schedule 1).
15.7.4Determination of Individual Lending Capacity and Applicable Percentage. The Administrative Agent shall calculate the respective Individual 5-Year Lending Capacity and Applicable Percentage of each Syndication Party from time to time as it deems necessary or appropriate in its sole discretion, and such determinations shall be binding on the parties hereto absent manifest error.
15.7.5Forwarding of Information. The Administrative Agent shall, within a reasonable time after receipt thereof, forward to the Syndication Parties and Voting Participants notices and reports provided to the Administrative Agent by Borrower pursuant to Section 11.2 hereof.

15.8    Action Upon Default Each Syndication Party agrees that upon its learning of any facts which would constitute a Potential Default or Event of Default, it shall promptly notify the Administrative Agent by a writing designated as a notice of default specifying in detail the nature of such facts and default, and the Administrative Agent shall promptly send a copy of such notice to all other Syndication Parties. The Administrative Agent shall be entitled to assume that no Event of Default or Potential Default has occurred or is continuing unless it has received written notice from Borrower of such fact, or has received written notice of default from a Syndication Party. In the event the Administrative Agent has received written notice of the occurrence of a Potential Default or Event of Default as provided in the preceding sentences, the Administrative Agent may, but is not required to exercise or refrain from exercising any rights which may be available under the Loan Documents or at law on account of such occurrence and shall be entitled to use its discretion with respect to exercising or refraining from exercising any such rights, unless and until the Administrative Agent has received specific written instruction from the Required Lenders to refrain from exercising such rights or to take specific designated action, in which case it shall follow such instruction; provided that the Administrative Agent shall not be required to take any action which will subject it to personal liability, or which is or may be contrary to any provision of the Loan Documents or applicable law. The Administrative Agent shall not be subject to any liability by reason of its acting or refraining from acting pursuant to any such instruction.
15.8.1Indemnification as Condition to Action. Except for action expressly required of the Administrative Agent hereunder, the Administrative Agent shall in all cases be fully justified in failing or refusing to act hereunder unless it shall have received further assurances (which may include cash collateral) of the indemnification obligations of the Syndication Parties under Section 15.19 hereof in respect of any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action.
15.9    Bid Agent’s Appointment, Power, Authority, Duties and Resignation or Removal; Fee Each of the Syndication Parties hereby designates and appoints the Bid Agent to act as such and to take such action on behalf of such Syndication Party with respect to the acceptance and processing of Bid Requests and Bids as provided herein, as well as to exercise such powers and to perform such duties as are reasonably incidental thereto, and to receive and benefit from such fees and indemnifications as are provided for or set forth herein, until such time as a successor is appointed and qualified to act as the Bid Agent. The Bid Agent shall have such duties as specified in this Credit Agreement. The resignation, removal, and designation of a successor for the Bid Agent shall be in accordance with the procedures set forth in Section 15.22 hereof with respect to the Administrative Agent. The Bid Agent and any successor Bid Agent shall be entitled to such fee as agreed upon between Borrower and the Bid Agent for acting as the Bid Agent. The indemnification, expense and exculpatory provisions in this Credit Agreement with respect to the Administrative Agent shall apply equally to the Bid Agent, as applicable.
15.10    Consent Required for Certain Actions Notwithstanding the fact that this Credit Agreement may otherwise provide that the Administrative Agent may act at its discretion, the Administrative Agent may not take any of the following actions (nor may the Syndication Parties take the action described in Subsection 15.10.1(a)) with respect to, or under, the Loan Documents without the prior written consent, given after notification by the Administrative Agent of its intention to take any such action (or notification by such Syndication Parties as are proposing the action described in Subsection 15.10.1(a) of their intention to do so), of:
15.10.1Unanimous.
a.Each of the Syndication Parties and the Voting Participants before amending the definition of Required Lenders as set forth herein or amending Subsections 15.10.1, 15.10.2, 15.10.3 or 15.10.4;
b.Each of the Syndication Parties, the Participants and the Voting Participants before:
i.Agreeing to an extension of the 5-Year Maturity Date or the 5-Year Availability Period, or, except as provided in Section 2.9, an increase in the 5-Year Commitment or any Syndication Party’s share thereof; or
ii.Agreeing to a reduction in the amount, or to a delay in the due date, of any payment by Borrower of interest (including reduction of the interest rate), principal, or fees with respect to the 5-Year Facility; provided, however, this restriction shall not apply to a delay in payment granted by the Administrative Agent in the ordinary course of administration of the Loans and the exercise of reasonable judgment, so long as such payment delay does not exceed five (5) days;
iii.Amending Section 16.6 hereof to permit Borrower to assign or transfer its rights or obligations hereunder without the prior written consent of all of the Syndication Parties and the Participants; or

iv.Amending Section 6.6, 14.4 or 15.13 hereof or Section 2.1 or 2.8 hereof to the extent relating to pro rata sharing.
15.10.2Required Lenders. The Required Lenders before:
a.Consenting to any action, amendment, or granting any waiver not covered in Subsections 15.10.1 or 15.10.3; or
b.Agreeing to amend Article 15 of this Credit Agreement (other than Subsections 15.10.1, 15.10.2, 15.10.3, or 15.10.4).
15.10.3Action Without Vote. Notwithstanding any other provisions of this Section 15.10, the Administrative Agent or, with respect to Subsection 15.10.3(b) hereof, the Letter of Credit Bank and the Administrative Agent, may take the following actions without obtaining the consent of the Syndication Parties or the Voting Participants:
a.Determining after the Closing Date (i) whether the conditions to a 5-Year Advance have been met, and (ii) the amount of such 5-Year Advance;
b.Determining (i) whether the conditions and procedures as set forth in Article 4 hereof for issuance of a Letter of Credit have been properly satisfied, (ii) the amount of such Letter of Credit and (iii) the determination and implementation of any LC Separation Arrangements;
c.Determining whether the Bid Advance conditions and procedures as set forth in Article 3 hereof have been properly satisfied; and
d.Making modifications pursuant to Section 16.25.
15.10.4Voting Participants. Under the circumstances set forth in Section 15.28 hereof, each Voting Participant shall be accorded voting rights as though such Person was a Syndication Party, and in such case the voting rights of the Syndication Party from which such Voting Participant acquired its participation interest shall be reduced accordingly.
If no written consent or denial is received from a Syndication Party or a Voting Participant within five (5) Banking Days after written notice of any proposed action as described in this Section 15.10 is delivered to such Syndication Party or Voting Participant by the Administrative Agent, such Syndication Party or Voting Participant shall be conclusively deemed to have consented thereto for the purposes of this Section 15.10; provided, that, this paragraph shall not apply with respect to Section 15.10.1.
15.11    Distribution of Principal and Interest The Administrative Agent may, in its sole discretion, receive and accept all or any payments (including prepayments) of principal and interest made by Borrower on the Loans in an account segregated from the Administrative Agent’s other funds and accounts (“Payment Account”). After the receipt by the Administrative Agent of any payment representing interest or principal on the Loans, the Administrative Agent shall remit to each Syndication Party its share of such payment as provided in Article 6 hereof (“Payment Distribution”), no later than 3:00 P.M. (Central time) on the same Banking Day as such payment is received by the Administrative Agent if received no later than 1:00 P.M. (Central time) or the next Banking Day if received by the Administrative Agent thereafter. Any Syndication Party’s rights to its Payment Distribution shall be subject to the rights of any Contributing Syndication Parties to such amounts as set forth in Section 15.4 hereof.
15.12    Distribution of Certain Amounts The Administrative Agent shall (a) receive for the benefit of all present and future Syndication Parties, in the Payment Account (if applicable) and (b) remit to the applicable Syndication Parties, as indicated, the amounts described below:
15.12.1Funding Losses. To each Syndication Party its share of the amount of any Funding Losses paid by Borrower to the Administrative Agent in accordance with the Funding Loss Notice such Syndication Party provided to the Administrative Agent, no later than 3:00 P.M. (Central time) on the same Banking Day that payment of such Funding Losses is received by the Administrative Agent, if received no later than 1:00 P.M. (Central time), or the next Banking Day if received by the Administrative Agent thereafter.
15.12.2Fees. To each Syndication Party its share of any 5-Year Facility Fees paid by Borrower to the Administrative Agent, no later than 3:00 P.M. (Central time) on the same Banking Day that payment of such fees is received by the Administrative Agent, if received no later than 1:00 P.M. (Central time), or the next Banking Day if received by the Administrative Agent thereafter.
15.13    Sharing; Collateral Application The Syndication Parties shall have no interest in any other loans made to Borrower by any other Syndication Party other than the Loans, or in any property taken as security for any other loan or loans made to Borrower by any other Syndication Party, or in any property now or hereinafter in the possession or control of any other Syndication Party, which may be or become security for the Loans solely by reason of the provisions of a security instrument that would cause such security instrument and the property covered thereby to secure generally all indebtedness owing by Borrower to such other Syndication Party. Notwithstanding the foregoing, to the extent such other Syndication Party applies such funds or the proceeds of such property to reduction of one or more of the Loans, such other Syndication Party shall share such funds or proceeds with all Syndication Parties according to their respective Individual 5-Year Commitments. In the event that any Syndication Party shall obtain payment, whether partial or full, from any source in respect of one or more of the Loans other than as provided in this Credit Agreement, including without limitation payment by reason of the exercise of a right of offset, banker’s lien, general lien, or counterclaim, such Syndication Party shall promptly make such adjustments (which may include payment in cash or the purchase of further Syndication Interests or participations in the Loans) to the end that such excess payment shall be shared with all other Syndication Parties in accordance with their respective Individual 5-Year Commitments. Notwithstanding any of the foregoing provisions of this Section 15.13 or Article 8 hereof, no Syndication Party (other than CoBank or a Farm Credit System Institution, as applicable) shall have any right to, or to the proceeds of, or any right to the application to any amount owing to such Syndication Party hereunder of any the proceeds of, (a) any Bank Equity Interests issued to Borrower by CoBank or on account of any statutory lien held by CoBank on such Bank Equity Interests, or (b) any Bank Equity Interests issued to Borrower by any Farm Credit System Institution which is a Syndication Party hereunder or on account of any statutory lien held by such Farm Credit System Institution on such Bank Equity Interests.
15.14    Amounts Required to be Returned If the Administrative Agent, in its sole discretion, elects to make any payment to a Syndication Party in anticipation of the receipt of final funds from Borrower, and such funds are not received from Borrower, or if excess funds are paid by the Administrative Agent to any Syndication Party as the result of a miscalculation by the Administrative Agent, then such Syndication Party shall, on demand of the Administrative Agent, forthwith return to the Administrative Agent any such amounts, plus interest thereon (from the day such amounts were transferred by the Administrative Agent to the Syndication Party to, but not including, the day such amounts are returned by Syndication Party) at a rate per annum equal to the customary rate set by the Administrative Agent for the correction of errors among banks for three (3) Banking Days and thereafter at the Base Rate. If the Administrative Agent is required at any time to return to Borrower or a trustee, receiver, liquidator, custodian, or similar official any portion of the payments made by Borrower to the Administrative Agent, whether pursuant to any bankruptcy or insolvency law or otherwise, then each Syndication Party shall, on demand of the Administrative Agent, forthwith return to the Administrative Agent any such payments transferred to such Syndication Party by the Administrative Agent but without interest or penalty (unless the Administrative Agent is required to pay interest or penalty on such amounts to the person recovering such payments).
15.15    Information to Syndication Parties; Confidentiality Except as expressly set forth in the Loan Documents, the Administrative Agent shall not have any duty to disclose, nor shall it be liable for the failure to disclose, any information relating to Borrower or any of the Consolidated Subsidiaries that is communicated to or obtained by the Administrative Agent. The Syndication Parties acknowledge and agree that all information and reports received pursuant to this Credit Agreement will be received in confidence in connection with their Syndication Interest, and that such information and reports constitute confidential information and shall not, without the prior written consent of the Administrative Agent or Borrower (which consent will not be unreasonably withheld, provided that Borrower shall have no consent rights upon the occurrence and during the continuance of an Event of Default), be used by the Syndication Party except in connection with the Loans and their respective Syndication Interests.
15.16    Reliance; No Other Duties The Administrative Agent shall not be liable to Syndication Parties or any other Person for any error in judgment or for any action taken or not taken by the Administrative Agent or its agents, directors, officers, employees or representatives (including without limitation any duties of the Administrative Agent under Section 15.7), except to the extent that a court of competent jurisdiction renders a final non-appealable judgment that any of the foregoing resulted from the gross negligence or willful misconduct of the Administrative Agent. Without limiting the foregoing, the Administrative Agent may rely on the advice of counsel, accountants or experts and on any written document or oral statement it believes to be genuine and correct and to have been signed or sent by the proper Person or Persons. The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made by any other Person in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance by any other Person of any of the covenants, agreements or other terms or conditions set forth in any Loan Document, (iv) the validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Article 10 or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.
15.17    No Trust or Fiduciary Relationship Neither the execution of this Credit Agreement, nor the sharing in the Loans, nor the holding of the Loan Documents in its name by the Administrative Agent, nor the management and administration of the Loans and Loan Documents by the Administrative Agent ( holding certain payments and proceeds in the Payment Account for the benefit of the Syndication Parties), nor any other right, duty or obligation of the Administrative Agent under or pursuant to this Credit Agreement is intended to be or create, and none of the foregoing shall be construed to be or create, any express, implied or constructive trust or fiduciary relationship between the Administrative Agent or the Bid Agent and any Syndication Party. Each Syndication Party hereby agrees and stipulates that neither the Administrative Agent nor the Bid Agent is acting as trustee or fiduciary for such Syndication Party with respect to the Loans, this Credit Agreement, or any aspect of either, or in any other respect.
15.18    Sharing of Costs and Expenses To the extent not paid by Borrower, each Syndication Party will promptly upon demand reimburse the Administrative Agent for its proportionate share (based on its Applicable Percentage), for all reasonable costs, disbursements, and expenses incurred by the Administrative Agent on or after the date of this Credit Agreement for legal, accounting, consulting, and other services rendered to the Administrative Agent in its role as the Administrative Agent in the administration of the Loans, interpreting the Loan Documents, and protecting, enforcing, or otherwise exercising any rights, both before and after default by Borrower under the Loan Documents, and including, without limitation, all costs and expenses incurred in connection with any bankruptcy proceedings and the exercise of any remedies with respect to the Cash Collateral Account or otherwise.
15.19    Syndication Parties’ Indemnification of the Administrative Agent and Bid Agent Each of the Syndication Parties agrees to indemnify the Administrative Agent, including any Successor Agent, and the Bid Agent, in each case in its capacity as such, and their respective directors, officers, employees, agents, professional advisers and representatives (“Indemnified Agency Parties”) (to the extent not reimbursed by Borrower, and without in any way limiting the obligation of Borrower to do so), ratably (based on its Applicable Percentage), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever which may at any time (including, without limitation, at any time following the payment of the Loans and/or the expiration or termination of this Credit Agreement) be imposed on, incurred by or asserted against the Administrative Agent or the Bid Agent (or any of the Indemnified Agency Parties while acting for the Administrative Agent or for any Successor Agent) in any way relating to or arising out of this Credit Agreement or the Loan Documents, or the performance of the duties of the Administrative Agent or the Bid Agent hereunder or thereunder or any action taken or omitted while acting in the capacity of the Administrative Agent or the Bid Agent under or in connection with any of the foregoing; provided that the Syndication Parties shall not be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of an Indemnified Agency Party to the extent that a court of competent jurisdiction renders a final non-appealable judgment that the foregoing are the result of the willful misconduct or gross negligence of such Indemnified Agency Party. In furtherance but not in limitation of the foregoing, to the extent not indemnified by Borrower, each Syndication Party shall indemnify the Administrative Agent for the full amount of any taxes, levies, imposts, duties, charges, fees, deductions, withholdings or similar charges imposed by any governmental authority that are attributable to such Syndication Party and that are payable or paid by the Administrative Agent, together with all interest, penalties, reasonable costs and expenses arising therefrom or with respect thereto, as determined by the Administrative Agent in good faith. The agreements and obligations in this Section 15.19 shall survive the payment of the Loans and the expiration or termination of this Credit Agreement.
15.20    Books and Records The Administrative Agent shall maintain such books of account and records relating to the Loans as it reasonably deems appropriate in its sole discretion, and which shall accurately reflect the Syndication Interest of each Syndication Party and shall be conclusive and binding on Borrower and the Syndication Parties absent manifest error. The Syndication Parties, or their agents, may inspect such books of account and records at all reasonable times during the Administrative Agent’s regular business hours.
15.21    Administrative Agent Fee The Administrative Agent and any Successor Agent shall be entitled to such fees as agreed upon between Borrower and the Administrative Agent for acting as the Administrative Agent.
15.22    The Administrative Agent’s Resignation or Removal Subject to the appointment and acceptance of a Successor Agent (as defined below), the Administrative Agent may resign at any time by notifying each of the Syndication Parties and Borrower. After the receipt of such notice, the Required Lenders shall appoint a successor

(“Successor Agent”). If (a) no Successor Agent shall have been so appointed which is either (i) a Syndication Party, or (ii) if not a Syndication Party, which is a Person approved by Borrower, such approval not to be unreasonably withheld (provided that Borrower shall have no approval rights upon the occurrence and during the continuance of an Event of Default), or (b) such Successor Agent has not accepted such appointment, in either case within thirty (30) days after the retiring Administrative Agent’s giving of such notice of resignation, then the retiring Administrative Agent may, after consulting with, but without obtaining the approval of, Borrower, appoint a Successor Agent which shall be a bank or a trust company organized under the laws of the United States of America or any state thereof and having a combined capital, surplus and undivided profit of at least $250,000,000. If no Successor Agent has been appointed pursuant to the immediately preceding sentence by the forty-fifth (45th) day after the giving of such notice of resignation, the Administrative Agent’s resignation shall become effective and the Required Lenders shall thereafter perform all the duties of the Administrative Agent hereunder and/or under any other Loan Document until such time, if any, as the Required Lenders appoint a Successor Agent. If, and for so long as, the Person acting as the Administrative Agent is a Defaulting Syndication Party, such Person may be removed as the Administrative Agent upon the written demand of the Required Lenders, which demand shall also appoint a Successor Agent. Upon the appointment of a Successor Agent hereunder, (a) the term “Administrative Agent” shall for all purposes of this Credit Agreement thereafter mean such Successor Agent, and (b) the Successor Agent shall notify Borrower of its identity and of the information called for in Subsection 16.4.2 hereof. Any such resignation by the Administrative Agent hereunder, unless otherwise agreed by the resigning Administrative Agent, shall also constitute its resignation as the Letter of Credit Bank and the Overnight Lender, as applicable, in which case the resigning Administrative Agent (x) shall not be required to issue any further Letters of Credit or make any additional Overnight Advances hereunder and (y) shall maintain all of its rights as Letter of Credit Bank or Overnight Lender, as the case may be, with respect to any Letters of Credit issued by it, or Overnight Advances made by it, prior to the date of such resignation. The fees payable by Borrower to a Successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between Borrower and such Successor Agent. After any retiring Administrative Agent’s resignation hereunder as Administrative Agent, or the removal hereunder of any Administrative Agent, the provisions of this Credit Agreement shall continue to inure to the benefit of such Administrative Agent as to any actions taken or omitted to be taken by it while it was the Administrative Agent under this Credit Agreement.
15.23    [Reserved]
15.24    Representations and Warranties of CoBank Except as expressly set forth in Section 15.23 hereof, CoBank, in its role as a Syndication Party and as the Administrative Agent, makes no express or implied representation or warranty and assumes no responsibilities with respect to the due authorization, execution, or delivery of the Loan Documents; the accuracy of any information, statements, or certificates provided by Borrower; the legality, validity, or enforceability of the Loan Documents; the filing or recording of any document; the collectibility of the Loans; the performance by Borrower of any of its obligations under the Loan Documents; or the financial condition or solvency of Borrower or any other party obligated with respect to the Loans or the Loan Documents.
15.25    Syndication Parties’ Independent Credit Analysis Each Syndication Party acknowledges receipt of true and correct copies of all Loan Documents (other than any Note payable to another Syndication Party) from the Administrative Agent. Each Syndication Party agrees and represents that it has relied upon its independent review (a) of the Loan Documents, and (b) any information independently acquired by such Syndication Party from Borrower or otherwise in making its decision to acquire an interest in the Loans independently and without reliance on the Administrative Agent or Bid Agent. Each Syndication Party represents and warrants that it has obtained such information as it deems necessary (including any information such Syndication Party independently obtained from Borrower or others) prior to making its decision to acquire an interest in the Loans. Each Syndication Party further agrees and represents that it has made its own independent analysis and appraisal of and investigation into each Borrower’s authority, business, operations, financial and other condition, creditworthiness, and ability to perform its obligations under the Loan Documents and has relied on such review in making its decision to acquire an interest in the Loans. Each Syndication Party agrees that it will continue to rely solely upon its independent review of the facts and circumstances related to Borrower, and without reliance upon the Administrative Agent, in making future decisions with respect to all matters under or in connection with the Loan Documents and the Loans. The Administrative Agent assumes no responsibility for the financial condition of Borrower or for the performance of Borrower’s obligations under the Loan Documents. Except as otherwise expressly provided herein, none of the Administrative Agent, the Bid Agent or any Syndication Party shall have any duty or responsibility to furnish to any other Syndication Parties any credit or other information concerning Borrower which may come into its possession.

15.26    No Joint Venture or Partnership Neither the execution of this Credit Agreement, the sharing in the Loans, nor any agreement to share in payments or losses arising as a result of this transaction is intended to be or to create, and the foregoing shall not be construed to be, any partnership, joint venture or other joint enterprise between the Administrative Agent and any Syndication Party, nor between or among any of the Syndication Parties.
15.27    Successors and Assigns
15.27.1Successors and Assigns Generally. The provisions of this Credit Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Syndication Party, and no Syndication Party may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of Section 15.27.2, (ii) by way of participation in accordance with the provisions of Section 15.27.4, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 15.27.5 (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Credit Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 15.27.4 and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Syndication Parties) any legal or equitable right, remedy or claim under or by reason of this Credit Agreement.
15.27.2Assignments by Syndication Parties. Any Syndication Party may at any time assign to one or more assignees all or a portion of its rights and obligations under this Credit Agreement (including all or a portion of its Individual 5-Year Commitment and the Loans at the time owing to it); provided that any such assignment shall be subject to the following conditions:
a.Minimum Amounts.
i.in the case of an assignment of the entire remaining amount of the assigning Syndication Party’s Individual 5-Year Commitment and/or the Loans at the time owing to it or contemporaneous assignments to related Approved Funds (determined after giving effect to such assignments) that equal at least the amount specified in Section 15.27.2(a)(ii) in the aggregate or in the case of an assignment to a Syndication Party, an Affiliate of a Syndication Party or an Approved Fund, no minimum amount need be assigned; and
ii.in any case not described in Section 15.27.2(a)(i) above, the aggregate amount of the Individual 5-Year Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Individual 5-Year Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Syndication Party subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $10,000,000, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed).
b.Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Syndication Party’s rights and obligations under this Credit Agreement with respect to the Loan or the Individual 5-Year Commitment assigned, except that this clause (b) shall not (A) apply to rights in respect of Bid Rate Loans or (B) prohibit any Syndication Party from assigning all or a portion of its rights and obligations among separate facilities on a non-pro rata basis.
c.Required Consents. No consent shall be required for any assignment except to the extent required by Section 15.27.2(a)(ii) and, in addition:
i.the consent of Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless (x) an Event of Default has occurred and is continuing at the time of such assignment, or (y) such assignment is to a Syndication Party, an Affiliate of a Syndication Party or an Approved Fund; provided that Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within ten (10) Banking Days after having received notice thereof;
ii.the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments to a Person that is not a Syndication Party, an Affiliate of such Syndication Party or an Approved Fund with respect to such Syndication Party; and

iii.the consent of the Letter of Credit Bank and Overnight Lender shall be required.
d.Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500; provided that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Syndication Party, shall deliver to the Administrative Agent an administrative questionnaire in form and substance satisfactory to the Administrative Agent.
e.No Assignment to Certain Persons. No such assignment shall be made to (A) Borrower or any of Borrower’s Affiliates or Subsidiaries or (B) to any Defaulting Syndication Party or any of its Subsidiaries, or any Person who, upon becoming a Syndication Party hereunder, would constitute a Defaulting Syndication Party or a Subsidiary thereof.
f.No Assignment to Natural Persons. No such assignment shall be made to a natural Person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural Person).
g.Certain Additional Payments. In connection with any assignment of rights and obligations of any Defaulting Syndication Party hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Syndication Party, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Syndication Party to the Administrative Agent, the Letter of Credit Bank, the Overnight Lender and each other Syndication Party hereunder (and interest accrued thereon), and (y) acquire (and fund as appropriate) its full pro rata share of all Loans and participations in Letters of Credit and Overnight Advances in accordance with its Applicable Percentage. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Syndication Party hereunder shall become effective under applicable law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Syndication Party for all purposes of this Credit Agreement until such compliance occurs.
Subject to acceptance and recording thereof by the Administrative Agent pursuant to Section 15.27.3, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Credit Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Syndication Party under this Credit Agreement, and the assigning Syndication Party thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Credit Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Syndication Party’s rights and obligations under this Credit Agreement, such Syndication Party shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 6.7 and 16.1 and Article 13 with respect to facts and circumstances occurring prior to the effective date of such assignment; provided, that except to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Syndication Party will constitute a waiver or release of any claim of any party hereunder arising from that Syndication Party’s having been a Defaulting Syndication Party. Any assignment or transfer by a Syndication Party of rights or obligations under this Credit Agreement that does not comply with this paragraph shall be treated for purposes of this Credit Agreement as a sale by such Syndication Party of a participation in such rights and obligations in accordance with Section 15.27.4.
15.27.3Register. The Administrative Agent, acting solely for this purpose as an agent of Borrower, shall maintain at the address listed in Section 16.4.2 a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Syndication Parties, and the 5-Year Commitments of, and principal amounts (and stated interest) of the Loans owing to, each Syndication Party pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and Borrower, the Administrative Agent and the Syndication Parties shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Syndication Party hereunder for all purposes of this Credit Agreement. The Register shall be available for inspection by Borrower and any Syndication Party, at any reasonable time and from time to time upon reasonable prior notice.
15.27.4Participations. Any Syndication Party may at any time, without the consent of, or notice to, Borrower or the Administrative Agent, sell participations to any Person (other than a natural Person, or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural Person, a Defaulting Syndication Party or any of its Subsidiaries or Borrower or any of Borrower’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Syndication Party’s rights and/or obligations under this Credit Agreement (including all or a portion of its 5-Year Commitment and/or the Loans owing to it); provided that, except as provided in Section 15.28, (i) such Syndication Party’s obligations under this Credit Agreement shall remain unchanged, (ii) such Syndication Party shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iii) Borrower, the Administrative Agent, the Letter of Credit Bank and Syndication Parties shall continue to deal solely and directly with such Syndication Party in connection with such Syndication Party’s rights and obligations under this Credit Agreement. For the avoidance of doubt, each Syndication Party shall be responsible for the indemnity under Section 15.19 with respect to any payments made by such Syndication Party to its Participant(s).
Any agreement or instrument pursuant to which a Syndication Party sells such a participation shall provide that such Syndication Party shall retain the sole right to enforce this Credit Agreement and to approve any amendment, modification or waiver of any provision of this Credit Agreement; provided that such agreement or instrument may provide that such Syndication Party will not, without the consent of the Participant, agree to any amendment, modification or waiver described in Section 15.10.1(b) that affects such Participant. Borrower agrees that each Participant shall be entitled to the benefits of Sections 6.7, 15.31, 16.12 and 16.13 (subject to the requirements and limitations therein, including the requirements under Section 15.31(g) (it being understood that the documentation required under Section 15.31(g) shall be delivered to the participating Syndication Party)) to the same extent as if it were a Syndication Party and had acquired its interest by assignment pursuant to Section 15.27.2; provided that such Participant (A) agrees to be subject to the provisions of Sections 15.32 as if it were an assignee under Section 15.27.2; and (B) shall not be entitled to receive any greater payment under Sections 15.31 or 16.12, with respect to any participation, than its participating Syndication Party would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. Each Syndication Party that sells a participation agrees, at Borrower’s request and expense, to use reasonable efforts to cooperate with Borrower to effectuate the provisions of Section 15.32 with respect to any Participant. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 15.36 as though it were a Syndication Party; provided that such Participant agrees to be subject to Section 15.13 as though it were a Syndication Party. Each Syndication Party that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Syndication Party shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Syndication Party shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Credit Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register. CoBank reserves the right to sell participations on a non-patronage basis; provided that CoBank shall use commercially reasonable efforts to sell participations on a patronage basis.
15.27.5Certain Pledges. Any Syndication Party may at any time pledge or assign a security interest in all or any portion of its rights under this Credit Agreement to secure obligations of such Syndication Party, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Syndication Party from any of its obligations hereunder or substitute any such pledgee or assignee for such Syndication Party as a party hereto.
15.28    Certain Participants’ Voting Rights Any Farm Credit System Institution which (a) is listed on Exhibit 15.28 or (b)(i) has acquired and, at any time of determination maintains, a participation interest in the minimum aggregate amount of $10,000,000.00 in a particular Syndication Party’s Individual 5-Year Commitment and/or Individual Outstanding 5-Year Obligations and (ii) has been designated in writing by such Syndication Party to the Administrative Agent as having such entitlement (such designation to include for such participant, its name, contact information, and dollar participation amount) (each a “Voting Participant”), shall be entitled to vote (and such Syndication Party’s voting rights shall be correspondingly reduced), on a dollar-for-dollar basis, as if such Voting Participant were a Syndication Party, on any matter requiring or allowing a Syndication Party, to provide or withhold its consent, or to otherwise vote on any proposed action. The voting rights of any Syndication Party so designating a Voting Participant shall be reduced by an equivalent dollar amount.
15.29    Method of Making Payments Payment and transfer of all amounts owing or to be paid or remitted hereunder, including, without limitation, payment of the Advance Payment by Syndication Parties, and distribution of principal or interest payments or fees or other amounts by the Administrative Agent, shall be by wire transfer in accordance with the instructions contained on Exhibit 15.29 hereto (“Wire Instructions”).
15.30    Defaulting Syndication Parties
15.30.1Syndication Party Default. Notwithstanding anything to the contrary contained in this Credit Agreement, if any Syndication Party becomes a Defaulting Syndication Party, then, until such time as such Syndication Party is no longer a Defaulting Syndication Party, to the extent permitted by applicable law:
a.Waivers and Amendments. The Individual 5-Year Commitment of such Defaulting Syndication Party (and any Voting Participant entitled to vote on behalf of such Defaulting Syndication Party) shall not be included in determining whether the Required Lenders have taken or may take any action under this Credit Agreement or the Loan Documents (including any consent to any action, amendment or waiver pursuant to Subsection 15.10.2).
b.Defaulting Syndication Party Waterfall. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Syndication Party (whether voluntary or mandatory, at maturity, pursuant to Article 14 or otherwise) or received by the Administrative Agent from a Defaulting Syndication Party pursuant to Section 15.36 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Syndication Party to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Syndication Party to the Letter of Credit Bank or Overnight Lender hereunder; third, to cash collateralize the Letter of Credit Bank’s Fronting Exposure with respect to such Defaulting Syndication Party in accordance with Subsection 15.30.3; fourth, as Borrower may request (so long as no Potential Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Syndication Party has failed to fund its portion thereof as required by this Credit Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and Borrower, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Syndication Party’s potential future funding obligations with respect to Loans under this Credit Agreement and (y) cash collateralize the Letter of Credit Bank’s future Fronting Exposure with respect to such Defaulting Syndication Party with respect to future Letters of Credit issued under this Credit Agreement, in accordance with Section 4.4; sixth, to the payment of any amounts owing to the Syndication Parties, the Letter of Credit Bank or Overnight Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Syndication Party, the Letter of Credit Bank or Overnight Lender against such Defaulting Syndication Party as a result of such Defaulting Syndication Party’s breach of its obligations under this Credit Agreement; seventh, so long as no Potential Default or Event of Default exists, to the payment of any amounts owing to Borrower as a result of any judgment of a court of competent jurisdiction obtained by Borrower against such Defaulting Syndication Party as a result of such Defaulting Syndication Party’s breach of its obligations under this Credit Agreement; and eighth, to such Defaulting Syndication Party or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or Letters of Credit in respect of which such Defaulting Syndication Party has not fully funded its appropriate share, and (y) such Loans were made or the related Letters of Credit were issued at a time when the conditions set forth in Section 10.2 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and Letters of Credit owed to, all Non-Defaulting Syndication Parties on a pro rata basis prior to being applied to the payment of any Loans of, or Letters of Credit owed to, such Defaulting Syndication Party until such time as all Loans and funded and unfunded participations in Letters of Credit and Overnight Advances are held by the Syndication Parties pro rata in accordance with their respective Applicable Percentage without giving effect to Subsection 15.30.1(d).

Any payments, prepayments or other amounts paid or payable to a Defaulting Syndication Party that are applied (or held) to pay amounts owed by a Defaulting Syndication Party or to post cash collateral pursuant to this Subsection 15.30.1(b) shall be deemed paid to and redirected by such Defaulting Syndication Party, and each Syndication Party irrevocably consents hereto.
c.Certain Fees.
i.No Defaulting Syndication Party shall be entitled to receive any 5-Year Facility Fee for any period during which that Syndication Party is a Defaulting Syndication Party (and Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Syndication Party).
ii.Each Defaulting Syndication Party shall be entitled to receive Letter of Credit Fees for any period during which that Syndication Party is a Defaulting Syndication Party only to the extent allocable to its Applicable Percentage of the stated amount of Letters of Credit for which it has provided cash collateral pursuant to Section 4.4.
iii.With respect to any 5-Year Facility Fee or Letter of Credit Fee not required to be paid to any Defaulting Syndication Party pursuant to clauses (i) or (ii) above, Borrower shall (x) pay to each Non-Defaulting Syndication Party that portion of any such fee otherwise payable to such Defaulting Syndication Party with respect to such Defaulting Syndication Party’s participation in Letters of Credit or Overnight Advances that has been reallocated to such Non-Defaulting Syndication Party pursuant to clause (d) below, (y) pay to the Letter of Credit Bank and Overnight Lender, as applicable, the amount of any such fee otherwise payable to such Defaulting Syndication Party to the extent allocable to the Letter of Credit Bank’s or Overnight Lender’s Fronting Exposure to such Defaulting Syndication Party, and (z) not be required to pay the remaining amount of any such fee.
d.Reallocation of Participations to Reduce Fronting Exposure. All or any part of such Defaulting Syndication Party’s participation in Letters of Credit and Overnight Advances shall be reallocated among the Non-Defaulting Syndication Parties in accordance with their respective Applicable Percentage (calculated without regard to such Defaulting Syndication Party’s 5-Year Commitment) but only to the extent that (x) the conditions set forth in Section 10.2 are satisfied at the time of such reallocation (and, unless Borrower shall have otherwise notified the Administrative Agent at such time, Borrower shall be deemed to have represented and warranted that such conditions are satisfied at such time), and (y) such reallocation does not cause the aggregate Individual 5-Year Lending Capacity of any Non-Defaulting Syndication Party to be less than zero. No reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Syndication Party arising from that Syndication Party having become a Defaulting Syndication Party, including any claim of a Non-Defaulting Syndication Party as a result of such Non-Defaulting Syndication Party’s increased exposure following such reallocation.
e.Cash Collateral, Repayment of Overnight Advances. If the reallocation described in clause (d) above cannot, or can only partially, be effected, Borrower shall, without prejudice to any right or remedy available to it hereunder or under law, (x) first, prepay Overnight Advances in an amount equal to the Overnight Lenders’ Fronting Exposure and (y) second, cash collateralize the Letter of Credit Bank’s Fronting Exposure in accordance with the procedures set forth in Section 15.30.3.
15.30.2Defaulting Syndication Party Cure. If Borrower, the Administrative Agent, the Overnight Lender and the Letter of Credit Bank agree in writing that a Syndication Party is no longer a Defaulting Syndication Party, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any cash collateral), that Syndication Party will, to the extent applicable, purchase at par (and reimburse any Syndication Party for its Funding Losses attributable to such purchase) that portion of outstanding Loans of the other Syndication Parties or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit and Overnight Advances to be held pro rata by the Syndication Parties in accordance with the 5-Year Commitments under the applicable facility (without giving effect to Subsection 15.30.1(d)), whereupon such Syndication Party will cease to be a Defaulting Syndication Party; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of Borrower while that Syndication Party was a Defaulting Syndication Party; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Syndication Party to

Syndication Party will constitute a waiver or release of any claim of any party hereunder arising from that Syndication Party’s having been a Defaulting Syndication Party.
15.30.3Cash Collateral. (a) At any time that there shall exist a Defaulting Syndication Party, within one Banking Day following the written request of the Administrative Agent or the Letter of Credit Bank (with a copy to the Administrative Agent) Borrower shall cash collateralize the Letter of Credit Bank’s Fronting Exposure with respect to such Defaulting Syndication Party (determined after giving effect to Subsection 15.30.1(d) and any cash collateral provided by such Defaulting Syndication Party) in an amount not less than the outstanding Fronting Exposure of the Letter of Credit Bank.
a.Grant of Security Interest. To the extent provided by any Defaulting Syndication Party, such Defaulting Syndication Party hereby grants to the Administrative Agent, for the benefit of the Letter of Credit Bank, and agrees to maintain, a first priority security interest in all such cash collateral as security for the Defaulting Syndication Parties’ obligation to fund participations in respect of Letters of Credit, to be applied pursuant to clause (c) below. If at any time the Administrative Agent determines that cash collateral is subject to any right or claim of any Person other than the Administrative Agent and the Letter of Credit Bank as herein provided, or that the total amount of such cash collateral is less than the outstanding Fronting Exposure of the Letter of Credit Bank, Borrower will, promptly upon demand by the Administrative Agent, pay or provide to the Administrative Agent additional cash collateral in an amount sufficient to eliminate such deficiency (after giving effect to any cash collateral provided by the Defaulting Syndication Party).
b.Application. Notwithstanding anything to the contrary contained in this Credit Agreement, cash collateral provided under this Section 15.30 in respect of Letters of Credit shall be applied to the satisfaction of the Defaulting Syndication Party’s obligation to fund participations in respect of Letters of Credit (including, as to cash collateral provided by a Defaulting Syndication Party, any interest accrued on such obligation) for which the cash collateral was so provided, prior to any other application of such property as may otherwise be provided for herein.
c.Termination of Requirement. Cash collateral (or the appropriate portion thereof) provided to reduce the Letter of Credit Bank’s Fronting Exposure shall no longer be required to be held as cash collateral pursuant to this Subsection 15.30.3(d) following (i) the elimination of the applicable Fronting Exposure (including by the termination of Defaulting Syndication Party status of the applicable Syndication Party), or (ii) the determination by the Administrative Agent and the Letter of Credit Bank that there exists excess cash collateral; provided that, subject to this Section 15.30, the Person providing cash collateral, the Letter of Credit Bank may agree that cash collateral shall be held to support future anticipated Fronting Exposure or other obligations.
15.31    Status of Syndication Parties
(a)Any Syndication Party that is entitled to an exemption from or reduction in withholding Tax with respect to payments made under any Loan Document shall deliver to Borrower and the Administrative Agent, at the time or times reasonably requested by Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Syndication Party, if reasonably requested by Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by Borrower or the Administrative Agent as will enable Borrower or the Administrative Agent to determine whether or not such Syndication Party is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 15.31(b)(i), (b)(ii) and (b)(iv) below) shall not be required if in the Syndication Party’s reasonable judgment such completion, execution or submission would subject such Syndication Party to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Syndication Party.
(b)Without limiting the generality of the foregoing, in the event that Borrower is a U.S. Borrower,
(i)any Syndication Party that is a U.S. Person shall deliver to Borrower and the Administrative Agent on or prior to the date on which such Syndication Party becomes a Syndication Party under this Credit Agreement (and from time to time thereafter upon the reasonable request of Borrower or the Administrative Agent), executed copies of IRS Form W-9 certifying that such Syndication Party is exempt from U.S. federal backup withholding tax;

(ii)any Non-US Lender shall, to the extent it is legally entitled to do so, deliver to Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Non-US Lender becomes a Syndication Party under this Credit Agreement (and from time to time thereafter upon the reasonable request of Borrower or the Administrative Agent), whichever of the following is applicable: (A) in the case of a Non-US Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty; (B) executed copies of IRS Form W-8ECI; (C) in the case of a Non-US Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit 15.31A to the effect that such Non-US Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E; or (D) to the extent a Non-US Lender is not the beneficial owner, executed copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, IRS Form W-8-BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit 15.31B or Exhibit 15.31C, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Non-US Lender is a partnership and one or more direct or indirect partners of such Non-US Lender are claiming the portfolio interest exemption, such Non-US Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit 15.31D on behalf of each such direct and indirect partner;
(iii)any Non-US Lender shall, to the extent it is legally entitled to do so, deliver to Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Non-US Lender becomes a Syndication Party under this Credit Agreement (and from time to time thereafter upon the reasonable request of Borrower or the Administrative Agent), executed copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and
(iv)if a payment made to a Syndication Party under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Syndication Party were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Syndication Party shall deliver to Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by Borrower or the Administrative Agent as may be necessary for Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Syndication Party has complied with such Syndication Party’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (iv), “FATCA” shall include any amendments made to FATCA after the date of this Credit Agreement.
Each Syndication Party agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify Borrower and the Administrative Agent in writing of its legal inability to do so.
15.32    Replacement of Holdout Lender or Defaulting Syndication Party (a) If any action to be taken by the Syndication Parties or the Administrative Agent hereunder requires the unanimous consent, authorization, or agreement of all Syndication Parties and Voting Participants, and the consent, authorization or agreement of the Required Lenders has been obtained but a Syndication Party or Voting Participant (“Holdout Lender”) fails to give its consent, authorization, or agreement, or if any Syndication Party shall become a Defaulting Syndication Party, then the Administrative Agent, upon at least five (5) Banking Days prior notice to the Holdout Lender or upon one (1) Banking Day’s prior notice to the Defaulting Syndication Party, may permanently replace the Holdout Lender or Defaulting Syndication Party with one or more substitute Syndication Parties (each, a “Replacement Lender”), and the Holdout Lender or Defaulting Syndication Party shall have no right to refuse to be replaced hereunder. Such notice to replace the Holdout Lender or Defaulting Syndication Party shall specify an effective date for such replacement, which date shall not be later than fifteen (15) Banking Days after the date such notice is given. Prior to the effective date of such replacement, the Holdout Lender or Defaulting Syndication Party and each Replacement Lender shall execute and deliver an Assignment and Assumption, subject only to the Holdout Lender or Defaulting Syndication Party being repaid its full share of the outstanding Bank Debt without any premium, discount, or penalty of any kind whatsoever. If the Holdout Lender or Defaulting Syndication Party shall refuse or fail to execute and deliver any such Assignment and Assumption prior to the effective date of such replacement, the Holdout Lender or Defaulting Syndication Party shall be deemed to have executed and delivered such Assignment and Assumption. The replacement of any Holdout Lender or, to the extent possible, any Defaulting Syndication Party, shall be made in accordance with the terms of Section 15.27 hereof. Until such time as the Replacement Lenders shall have acquired all of the Syndication Interest of the Holdout Lender or Defaulting Syndication Party hereunder and under the other Loan Documents, the Holdout Lender or Defaulting Syndication Party shall remain obligated to provide the Holdout Lender’s or Defaulting Syndication Party’s Funding Share of Advances. In the event that the Holdout Lender or Defaulting Syndication Party is a Voting Participant, the Syndication Party through which such Voting Participant acquired its interest shall have the first option to repurchase such participation interest and be the Replacement Lender; provided if the Syndication Party through which such Voting Participant acquired its interest does not, within five (5) Banking Days (or one (1) Banking Day, as applicable) after the Administrative Agent has given notice to the Holdout Lender (or Defaulting Syndication Party) as provided above, elect to become the Replacement Lender, then such Syndication Party shall cancel or re-acquire such Voting Participant’s interest and shall sell to the Replacement Lender(s) an interest in its Individual 5-Year Commitment equivalent to the Voting Participant interest.
b.Borrower may terminate the unused amount of the 5-Year Commitment of any Syndication Party that is a Defaulting Syndication Party upon not less than one (1) Banking Day’s prior notice to the Administrative Agent (which shall promptly notify the Syndication Parties thereof), and in such event the provisions of Subsection 15.30.1(b) will apply to all amounts thereafter paid by Borrower for the account of such Defaulting Syndication Party under this Credit Agreement (whether on account of principal, interest, fees, indemnity or other amounts); provided that (i) no Event of Default shall have occurred and be continuing, and (ii) such termination shall not be deemed to be a waiver or release of any claim Borrower, the Administrative Agent, the Letter of Credit Bank, the Overnight Lender or any Syndication Party may have against such Defaulting Syndication Party.
15.33    Amendments Concerning Agency Function None of the Administrative Agent, the Bid Agent, the Letter of Credit Bank or the Overnight Lender shall be bound by any waiver, amendment, supplement or modification of this Credit Agreement or any other Loan Document which affects its rights, duties or obligations hereunder or thereunder unless it shall have given its prior written consent thereto.
15.34    Agent Duties and Liabilities None of the Joint Lead Arrangers, the Co-Bookrunners or the Syndication Agent shall, in their capacity as such, have any powers, duties, responsibilities or liabilities with respect to this Credit Agreement or the transactions contemplated herein. Without limiting the foregoing, none of the Joint Lead Arrangers, the Co-Bookrunners or the Syndication Agent shall be subject to any fiduciary or other implied duties, or have any liability to any Person for acting as such. Nothing in this Section 15.34 shall be construed to relieve the Joint Lead Arrangers, the Co-Bookrunners or the Syndication Agent of their duties, responsibilities and liabilities arising out of their capacity as Syndication Parties.
15.35    The Administrative Agent May File Proofs of Claim In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to Borrower, the Administrative Agent (irrespective of whether the principal of any Loan or Letter of Credit shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on Borrower) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:
a.to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, Letter of Credit and all other Bank Debt that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Letter of Credit Bank, the Syndication Parties and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Syndication Parties, the Letter of Credit Bank and the Administrative Agent and their respective agents and counsel and all other amounts due the Syndication Parties, the Letter of Credit Bank and the Administrative Agent under Articles 3 and 13 and Section 16.1) allowed in such judicial proceeding; and
b.to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;
and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Syndication Party and the Letter of Credit Bank to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Syndication Parties and the Letter of Credit Bank, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Article 13 and Section 16.1.
15.36    Setoff If an Event of Default shall have occurred and be continuing, each Syndication Party and the Letter of Credit Bank, and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held, and other obligations (in whatever currency) at any time owing, by such Syndication Party, the Letter of Credit Bank, or any such Affiliate, to or for the credit or the account of Borrower against any and all of the obligations of Borrower now or hereafter existing under this Credit Agreement or any other Loan Document to such Syndication Party, the Letter of Credit Bank or their respective Affiliates, irrespective of whether or not such Syndication Party, the Letter of Credit Bank or Affiliate shall have made any demand under this Credit Agreement or any other Loan Document and although such obligations of Borrower may be contingent or unmatured or are owed to a branch, office or Affiliate of such Syndication Party or the Letter of Credit Bank different from the branch, office or Affiliate holding such deposit or obligated on such indebtedness; provided that in the event that any Defaulting Syndication Party shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 15.30 and, pending such payment, shall be segregated by such Defaulting Syndication Party from its other funds and deemed held in trust for the benefit of the Administrative Agent, the Letter of Credit Bank, and the Syndication Party, and (y) the Defaulting Syndication Party shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Bank Debt owing to such Defaulting Syndication Party as to which it exercised such right of setoff. The rights of each Syndication Party, the Letter of Credit Bank and their respective Affiliates under this Section 15.36 are in addition to other rights and remedies (including other rights of setoff) that such Syndication Party, the Letter of Credit Bank or their respective Affiliates may have. Each Syndication Party and the Letter of Credit Bank agrees to notify Borrower and the Administrative Agent promptly after any such setoff and application; provided that the failure to give such notice shall not affect the validity of such setoff and application.
15.37    Further Assurances The Administrative Agent and each Syndication Party agree to take whatever steps and execute such documents as may be reasonable and necessary to implement this Article 15 and to carry out fully the intent thereof.
Article 16.
MISCELLANEOUS
16.1    Costs and Expenses To the extent permitted by law, Borrower agrees to pay to the Administrative Agent, the Syndication Parties and the Letter of Credit Bank, on demand, all out-of-pocket costs and expenses (a) incurred by the Administrative Agent (including, without limitation, the reasonable fees and expenses of counsel retained by the Administrative Agent, and including fees and expenses incurred for consulting, appraisal, engineering, inspection, and environmental assessment services) in connection with the preparation, negotiation, and execution of the Loan Documents and the transactions contemplated thereby, and processing the 5-Year Borrowing Notices; and (b) incurred by the Administrative Agent, any Syndication Party or the Letter of Credit Bank (including, without limitation, the reasonable fees and expenses of counsel retained by the Administrative Agent, the Syndication Parties and the Letter of Credit Bank) in connection with the enforcement or protection of the Syndication Parties’ rights under the Loan Documents upon the occurrence of an Event of Default or upon the commencement of an action by Borrower against the Administrative Agent, any Syndication Party or the Letter of Credit, including without limitation collection of the Loan (regardless of whether such enforcement or collection is by court action or otherwise). Borrower shall not be obligated to pay the costs or expenses of any Person whose only interest in the Loan is as a holder of a participation interest. In addition, to the extent permitted by law, Borrower agrees to pay to the Bid Agent, on demand, all out-of-pocket costs and expenses incurred by the Bid Agent in connection with the processing of Bid Rate Loans, including the Bid Requests, Bids, Bid Results Notices, and Bid Selection Notices and the procedures related thereto.
16.2    Service of Process and Consent to Jurisdiction Borrower and each Syndication Party hereby agrees that any litigation with respect to this Credit Agreement or to enforce any judgment obtained against such Person for breach of this Credit Agreement or under the Notes or other Loan Documents may be brought in any New York State court or (if applicable subject matter jurisdictional requirements are present) Federal court of the United States of America, in each case sitting in New York County, New York, and any appellate court from any thereof, as the Administrative Agent may elect; and, by execution and delivery of this Credit Agreement, Borrower and each Syndication Party irrevocably submits to such jurisdiction. With respect to litigation concerning this Credit Agreement or under the Notes or other Loan Documents, Borrower and each Syndication Party hereby appoints, until six (6) months after the expiration of the 5-Year Maturity Date (as it may be extended at anytime), Corporation Service Company, or such other Person as it may designate to the Administrative Agent, in each case with offices in New York, New York and otherwise reasonably acceptable to the Administrative Agent to serve as the agent of Borrower or such Syndication Party to receive for and on its behalf at such agent’s New York, New York office, service of process, which service may be made by mailing a copy of any summons or other legal process to such Person in care of such agent. Borrower and each Syndication Party agrees that it shall maintain a duly appointed agent in New York, New York for service of summons and other legal process as long as it remains obligated under this Credit Agreement and shall keep the Administrative Agent advised in writing of the identity and location of such agent. The receipt by such agent and/or by Borrower or such Syndication Party, as applicable, of such summons or other legal process in any such litigation shall be deemed personal service and acceptance by Borrower or such Syndication Party, as applicable, for all purposes of such litigation. Borrower and each Syndication Party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Credit Agreement or the other Loan Documents in any New York State or Federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.
16.3    Jury Waiver IT IS MUTUALLY AGREED BY AND BETWEEN THE ADMINISTRATIVE AGENT, THE BID AGENT, EACH SYNDICATION PARTY, AND BORROWER THAT THEY EACH WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST ANY OTHER PARTY ON ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS CREDIT AGREEMENT, THE NOTES, OR THE OTHER LOAN DOCUMENTS.
16.4    Notices All notices, requests and demands required or permitted under the terms of this Credit Agreement shall be in writing and (a) shall be addressed as set forth below or at such other address as either party shall designate in writing, (b) shall be deemed to have been given or made: (i) if delivered personally, immediately upon delivery, (ii) if by telecopier transmission, immediately upon sending and upon confirmation of receipt, (iii) if by electronic transmission, unless the Administrative Agent otherwise prescribes, and as further set forth in Section 16.16, immediately upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return electronic transmission (other than an automatically generated reply), or other written acknowledgement), provided that if such notice or other communication is not sent during normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of the next Banking Day for the recipient, (iv) if by nationally recognized overnight courier service with instructions to deliver the next Banking Day, one (1) Banking Day after sending, and (v) if by United States Mail, certified mail, return receipt requested, five (5) days after mailing.
16.4.1Borrower:
CHS Inc.
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
FAX: (651) 355-4554
Attention: Executive Vice President and Chief Financial Officer
e-mail address: Timothy.Skidmore@chsinc.com
with a copy to:

CHS Inc.
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
FAX: (651) 355-4554
Attention: Executive Vice President and General Counsel
e-mail address: james.zappa@chsinc.com
16.4.2Administrative Agent:
CoBank, ACB
6340 South Fiddlers Green Circle
Greenwood Village, Colorado 80111
FAX: (303) 224-6101
Attention: Credit Information Services
e-mail address: CIServices@cobank.com
16.4.3Bid Agent:
CoBank, ACB
6340 South Fiddlers Green Circle
Greenwood Village, Colorado 80111
FAX: (303) 224-6101
Attention: Bid Agent
e-mail address: cobankloanaccounting@cobank.com
16.4.4Syndication Parties:
On file with Administrative Agent.
16.5    Liability of Administrative Agent and Bid Agent Neither the Administrative Agent nor the Bid Agent shall have any liabilities or responsibilities to Borrower or any Subsidiary on account of the failure of any Syndication Party to perform its obligations hereunder or to any Syndication Party on account of the failure of Borrower or any Subsidiary to perform their respective obligations hereunder or under any other Loan Document.
16.6    Successors and Assigns This Credit Agreement shall be binding upon and inure to the benefit of Borrower, the Administrative Agent, the Bid Agent, and the Syndication Parties, and their respective successors and assigns, except that Borrower may not assign or transfer its rights or obligations hereunder without the prior written consent of all of the Syndication Parties and the Voting Participants.
16.7    Severability In the event any one or more of the provisions contained in this Credit Agreement or in any other Loan Document should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.
16.8    Entire Agreement This Credit Agreement (together with all exhibits hereto, which are incorporated herein by this reference) and the other Loan Documents represent the entire understanding of the Administrative Agent, the Bid Agent, each Syndication Party, and Borrower with respect to the subject matter hereof and shall replace and supersede any previous agreements of the parties with respect to the subject matter hereof.
16.9    Applicable Law TO THE EXTENT NOT GOVERNED BY FEDERAL LAW, THIS CREDIT AGREEMENT AND THE OTHER LOAN DOCUMENTS (OTHER THAN LETTERS OF CREDIT AND AS EXPRESSLY SET FORTH IN OTHER LOAN DOCUMENTS) SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK. EACH LETTER OF CREDIT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED IN ACCORDANCE WITH, THE LAWS OR RULES DESIGNATED IN SUCH LETTER OF CREDIT, OR IF NO SUCH LAWS OR RULES ARE DESIGNATED, THE UNIFORM CUSTOMS AND PRACTICE FOR DOCUMENTARY CREDITS MOST RECENTLY PUBLISHED

AND IN EFFECT, ON THE DATE SUCH LETTER OF CREDIT WAS ISSUED, BY THE INTERNATIONAL CHAMBER OF COMMERCE (THE “UNIFORM CUSTOMS”) AND, AS TO MATTERS NOT GOVERNED BY THE UNIFORM CUSTOMS, THE LAWS OF THE STATE OF NEW YORK.
16.10    Captions The captions or headings in this Credit Agreement and any table of contents hereof are for convenience only and in no way define, limit or describe the scope or intent of any provision of this Credit Agreement.
16.11    Complete Agreement; Amendments THIS CREDIT AGREEMENT AND THE NOTES ARE INTENDED BY THE PARTIES HERETO TO BE A COMPLETE AND FINAL EXPRESSION OF THEIR AGREEMENT AND MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY PRIOR OR CONTEMPORANEOUS ORAL AGREEMENT. THE ADMINISTRATIVE AGENT, THE BID AGENT, EACH SYNDICATION PARTY, AND BORROWER ACKNOWLEDGE AND AGREE THAT NO UNWRITTEN ORAL AGREEMENT EXISTS BETWEEN THEM WITH RESPECT TO THE SUBJECT MATTER OF THIS CREDIT AGREEMENT. This Credit Agreement may not be modified or amended unless such modification or amendment is in writing and is signed by Borrower, the Administrative Agent, the Bid Agent, and the requisite Syndication Parties necessary to approve such modification or amendment pursuant to Section 15.10 hereof (and each such modification or amendment shall thereupon be binding on Borrower, the Administrative Agent, the Bid Agent, all Syndication Parties and all other parties to this Credit Agreement). Borrower agrees that it shall reimburse the Administrative Agent for all fees and expenses incurred by the Administrative Agent in retaining outside legal counsel in connection with any amendment or modification to this Credit Agreement requested by Borrower.
16.12    Additional Costs of Maintaining Loan Borrower shall pay to the Administrative Agent from time to time such amounts as the Administrative Agent may determine to be necessary to compensate any Syndication Party for any increase in costs to such Syndication Party which the Administrative Agent determines, based on information presented to it by such Syndication Party, are attributable to such Syndication Party’s making or maintaining an Advance hereunder or its obligation to make such Advance, or any reduction in any amount receivable by such Syndication Party under this Credit Agreement in respect to such Advance or such obligation (such increases in costs and reductions in amounts receivable being herein called “Additional Costs”), resulting from any Change in Law which: (a) subjects any Recipient to any Taxes (other than Indemnified Taxes and Excluded Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or (b) imposes or modifies any reserve, special deposit, or similar requirements relating to any extensions of credit or other assets of, or any deposits with or other liabilities of, such Syndication Party; or (c) imposes any other condition affecting this Credit Agreement or the Notes or amounts payable to such Syndication Party (or any of such extensions of credit or liabilities). The Administrative Agent will notify Borrower of any event occurring after the date of this Credit Agreement which will entitle such Syndication Party to compensation pursuant to this Section 16.12 as promptly as practicable after it obtains knowledge thereof and determines to request such compensation. The Administrative Agent shall include with such notice, a certificate from such Syndication Party setting forth in reasonable detail the calculation of the amount of such compensation. Determinations by the Administrative Agent for purposes of this Section 16.12 of the effect of any Change in Law on the costs of such Syndication Party of making or maintaining an Advance or on amounts receivable by such Syndication Party in respect of Advances, and of the additional amounts required to compensate such Syndication Party in respect of any Additional Costs, shall be conclusive absent manifest error, provided that such determinations are made on a reasonable basis. The obligations of Borrower under this Section 16.12 shall survive the termination of this Credit Agreement and other covenants.
16.13    Capital Requirements In the event that any Change in Law has the effect of requiring an increase in the amount of capital or liquidity required or expected to be maintained by such Syndication Party or any corporation controlling such Syndication Party, and such Syndication Party certifies that such increase is based in any part upon such Syndication Party’s obligations hereunder with respect to the 5-Year Facility, and other similar obligations, Borrower shall pay to such Syndication Party such additional amount as shall be certified by such Syndication Party to the Administrative Agent and to Borrower to be the net present value (discounted at the rate described in clause (a) of the definition of “Base Rate”) of (a) the amount by which such increase in capital or liquidity reduces the rate of return on capital or liquidity which such Syndication Party could have achieved over the period remaining until the 5-Year Maturity Date, but for such introduction or change, (b) multiplied by such Syndication Party’s Applicable Percentage. The Administrative Agent will notify Borrower of any event occurring after the date of this Credit Agreement that will entitle any such Syndication Party to compensation pursuant to this Section 16.13 as promptly as practicable after it obtains knowledge thereof and of such Syndication Party’s determination to request such compensation. The Administrative Agent shall include with such notice, a certificate from such Syndication Party setting forth in reasonable detail the calculation of the amount of such compensation. Determinations by any Syndication Party for purposes of this Section 16.13 of the effect of any increase in the amount of capital or liquidity required to be maintained by any such Syndication Party and of the amount of compensation owed to any such Syndication Party under this Section 16.13 shall be conclusive absent manifest error, provided that such determinations are made on a reasonable basis. The obligations of Borrower under this Section 16.13 shall survive the termination of this Credit Agreement and other covenants.
16.14    Replacement Notes Upon receipt by Borrower of evidence satisfactory to it of: (a) the loss, theft, destruction or mutilation of any Note, and (in case of loss, theft or destruction) of the agreement of the Syndication Party to which the Note was payable to indemnify Borrower, and upon surrender and cancellation of such Note, if mutilated; or (b) the assignment by any Syndication Party of its interest hereunder and the Notes, if any, relating thereto, or any portion thereof, pursuant to this Credit Agreement, then Borrower will pay any unpaid principal and interest (and Funding Losses, if applicable) then or previously due and payable on such Notes and, if the Syndication Party requests a Note as provided in Section 2.4 hereof, will (upon delivery of such Notes for cancellation, unless covered by subclause (a) of this Section 16.14) deliver in lieu of each such Note a new Note or, in the case of an assignment of a portion of any such Syndication Party’s Syndication Interest, new Notes, for any remaining balance. Each new or replacement Note shall be dated as of the Closing Date.
16.15    Patronage Payments Borrower acknowledges and agrees that: (a) only that portion of the Loans represented by CoBank’s Individual Outstanding 5-Year Obligations which is retained by CoBank for its own account at any time is entitled to patronage distributions in accordance with CoBank’s bylaws and its practices and procedures related to patronage distribution; (b) any patronage, or similar, payments to which Borrower is entitled on account of its ownership of Bank Equity Interests or otherwise will not be based on any portion of CoBank’s interest in the Loans in which CoBank has at any time granted a participation interest or other assignment of rights or obligations under the Loan Documents; and (c) that portion of the Loans represented by the Individual Outstanding 5-Year Obligations which is retained by any other Farm Credit System Institution (other than CoBank) for its own account at any time is entitled to patronage distributions in accordance with such Farm Credit System Institution’s bylaws and its practices and procedures related to patronage distribution only if Borrower has a written agreement to that effect from such Farm Credit System Institution.
16.16    Direct Website Communications; Electronic Transmission Communications
16.16.1Delivery.
a.Borrower hereby agrees that it will provide to the Administrative Agent all information, documents and other materials that it is obligated to furnish to the Administrative Agent pursuant to this Credit Agreement and any other Loan Document, including, without limitation, all notices, requests, financial statements, financial and other reports, certificates and other information materials, but, subject to the provisions of Subsection 16.16.3 hereof, excluding any such communication that (i) relates to a request for a new, or a conversion of an existing, borrowing or other extension of credit (including any election of an interest rate or interest period relating thereto), (ii) relates to the payment of any principal or other amount due under this Credit Agreement prior to the scheduled date therefor, (iii) provides notice of any Potential Default or Event of Default under this Credit Agreement, or (iv) is required to be delivered to satisfy any condition precedent to the effectiveness of this Credit Agreement and/or any borrowing, issuance or reissuance of a Letter of Credit, or other extension of credit hereunder (all such non-excluded communications collectively, the “Communications”), by transmitting the Communications in an electronic/soft medium and in a format acceptable to the Administrative Agent as follows (A) all financial statements to CIServices@cobank.com and (B) all other Communications to MB_CapitalMarkets@cobank.com. In addition, Borrower agrees to continue to provide the Communications to the Administrative Agent in the manner specified in this Credit Agreement but only to the extent requested by the Administrative Agent. Receipt of the Communications by the Administrative Agent at the appropriate e-mail address as set forth above shall constitute effective delivery of the Communications to the Administrative Agent for purposes of this Credit Agreement and any other Loan Documents. Nothing in this Section 16.16 shall prejudice the right of the Administrative Agent or any Syndication Party to give any notice or other communication pursuant to this Credit Agreement or any other Loan Document in any other manner specified in this Credit Agreement or any other Loan Document.
b.Each Syndication Party agrees that receipt of e-mail notification that such Communications have been posted pursuant to Subsection 16.16.2 below at the e-mail address(es) set forth beneath such Syndication Party’s name on its signature page hereto or pursuant to the notice provisions of any Assignment and Assumption shall constitute effective delivery of the Communications to such Syndication Party for purposes of this Credit Agreement and any other Loan Document. Each Syndication Party further agrees to notify the Administrative Agent in writing (including by electronic communication) promptly of any change in its e-mail address or any extended disruption in its internet delivery services.
16.16.2Posting. Borrower further agrees that the Administrative Agent may make the Communications available to the Syndication Parties by posting the Communications on “Synd-Trak” (“Platform”). The Platform is secured with a dual firewall and a User ID/Password Authorization System and through a single user per deal authorization method whereby each user may access the Platform only on a deal-by-deal basis. Borrower acknowledges that the distribution of Communications through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution.
16.16.3Additional Communications. The Administrative Agent reserves the right and Borrower and each Syndication Party consents and agrees thereto, to, upon written notice to Borrower and all Syndication Parties, implement and require use of a secure system whereby any notices or other communications required or permitted by this Credit Agreement, but which are not specifically covered by Subsection 16.16.1 hereof, and including, without limitation, 5-Year Borrowing Notices, 5-Year Funding Notices, Bid Requests, Bids, Bid Results Notices, Bid Selection Notices, notices of Overnight Rates, Overnight Advance Requests, and any communication described in clauses (i) through (iv) of Subsection 16.16.1(a) hereof, shall be sent and received via electronic transmission to the e-mail addresses described in Subsection 16.16.1(b) hereof.
16.16.4Disclaimer. The Communications transmitted pursuant to this Section 16.16 and the Platform are provided “as is” and “as available.” CoBank does not warrant the accuracy, adequacy or completeness of the Communications or the Platform and CoBank expressly disclaims liability for errors or omissions in the Communications or the Platform. No warranty of any kind, express, implied or statutory, including without limitation, any warranty of merchantability, fitness for a particular purpose, non-infringement of third party rights or freedom from viruses or other code defects, is made by CoBank in connection with the Communications or the Platform. In no event shall CoBank or any of its Related Parties have any liability to Borrower, any Syndication Party or any other Person or entity for damages of any kind, including, without limitation, direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of Borrower’s or the Administrative Agent’s transmission of communications or notices through the Platform.
16.16.5Termination. The provisions of this Section 16.16 shall automatically terminate on the date that CoBank ceases to be the Administrative Agent under this Credit Agreement.
16.17    Accounting Terms All accounting terms used herein which are not expressly defined in this Credit Agreement have the meanings respectively given to them in accordance with GAAP. Except as otherwise specifically provided herein, (a) all computations made pursuant to this Credit Agreement shall be made in accordance with GAAP (except as provided otherwise in the definition of Capital Leases), and (b) all financial statements shall be prepared in accordance with GAAP. For purposes of determining compliance with the financial covenants contained in this Credit Agreement, (x) any election by Borrower to measure an item of Debt using fair value (as permitted by FASB ASC 825-10-25 - Fair Value Option (formerly known as FASB 159) or any similar accounting standard) shall be disregarded and such determination shall be made as if such election had not been made and (y) whether a lease constitutes a Capital Lease, and whether obligations arising under such lease are required to be capitalized on the balance sheet of the lessee thereunder and/or recognized as interest expense in such lessee’s financial statements, shall be determined in all material respects in accordance with GAAP as in effect on August 31, 2018 notwithstanding any modification or interpretive change occurring thereafter.
Notwithstanding the foregoing, if Borrower notifies the Administrative Agent that, in Borrower’s reasonable opinion, or if the Administrative Agent notifies Borrower that, in the Administrative Agent’s reasonable opinion (or at the reasonable request of the Required Lenders), as a result of a change in GAAP after the date hereof, any covenant contained in Sections 11.14, 12.1, 12.3 and 12.4, 12.6 or 12.8, or any of the defined terms used therein no longer apply as intended such that such covenants are materially more or less restrictive to Borrower than as at the date of this Credit Agreement, Borrower shall negotiate in good faith with the Administrative Agent and the Syndication Parties to make any necessary adjustments to such covenant or defined term to provide the Syndication Parties with substantially the same protection as such covenant provided prior to the relevant change in GAAP. Until Borrower and the Administrative Agent (with the approval of the Required Lenders) so agree to reset, amend or establish alternative covenants or defined terms, (a) the covenants contained in Sections 11.14, 12.1, 12.3 and 12.4, 12.6 or 12.8, together with the relevant defined terms, shall continue to apply and compliance therewith shall be determined on the basis of GAAP in effect at the date of this Credit Agreement and (b) each set of financial statements delivered to the Administrative Agent pursuant to Section 11.2 after such time shall include detailed reconciliations reasonably satisfactory to the Required Lenders and the Administrative Agent as to the effect of such change in GAAP.
16.18    Acknowledgement Regarding Any Supported QFCs To the extent that the Loan Documents provide support, through a guarantee or otherwise, for any agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):
In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Syndication Party shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.
16.19    Mutual Release Upon full indefeasible payment and satisfaction of the Bank Debt and the other obligations contained in this Credit Agreement, the parties, including Borrower, the Administrative Agent, the Bid Agent, and each Syndication Party shall, except as provided in Article 13 hereof and except with respect to Borrower’s reimbursement obligation to the issuer of each Letter of Credit with an expiry date beyond the 5-Year Maturity Date, thereupon automatically each be fully, finally, and forever released and discharged from any further claim, liability, or obligation in connection with the Bank Debt.
16.20    Liberal Construction This Credit Agreement constitutes a fully negotiated agreement between commercially sophisticated parties, each assisted by legal counsel, and shall not be construed and interpreted for or against any party hereto.
16.21    Counterparts This Credit Agreement may be executed by the parties hereto in separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all of the parties hereto. Copies of documents or signature pages bearing original signatures, and executed documents or signature pages delivered by a party by telecopier, or electronic transmission of an Adobe® file format document (also known as a PDF file) shall, in each such instance, be deemed to be, and shall constitute and be treated as, an original signed document or counterpart, as applicable. Any party delivering an executed counterpart of this Credit Agreement by telecopier, or electronic transmission (in “.pdf” or similar format) also shall deliver an original executed counterpart of this Credit Agreement, but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Credit Agreement.
16.22    Confidentiality Each Syndication Party shall maintain the confidential nature of, and shall not use or disclose, any of Borrower’s financial information, confidential information or trade secrets without first obtaining Borrower’s written consent. Nothing in this Section 16.22 shall require any Syndication Party to obtain such consent after there is an Event of Default. The obligations of the Syndication Parties shall in no event apply to: (a) providing information about Borrower to any financial institution contemplated or described in Sections 15.7, 15.15, and 15.27 hereof or to such Syndication Party’s parent holding company or any of such Syndication Party’s Affiliates or directors, officers, employees, agents and advisors, or to any actual or prospective counterparty to any securitization, swap, credit insurance or derivative transaction relating to Borrower with respect to any Loan; (b) any situation in which any Syndication Party is required by law or required or requested by any Governmental Authority or any self-regulatory organization asserting jurisdiction over such Syndication Party or its Affiliates to disclose information; (c) providing information to counsel to any Syndication Party in connection with the transactions contemplated by the Loan Documents; (d) providing information to independent auditors retained by such Syndication Party; (e) any information that is in or becomes part of the public domain otherwise than through a wrongful act of such Syndication Party or any of its employees or agents thereof; (f) any information that is in the possession of any Syndication Party prior to receipt thereof from Borrower or any other Person known to such Syndication Party to be acting on behalf of Borrower; (g) any information that is independently developed by any Syndication Party; and (h) any information that is disclosed to any Syndication Party by a third party that has no obligation of confidentiality with respect to the information disclosed. A Syndication Party’s confidentiality requirements continue after it is no longer a Syndication Party under this Credit Agreement. Notwithstanding any provision to the contrary in this Credit Agreement, the Administrative Agent and each Syndication Party (and each employee, representative, or other agent thereof) may disclose to any and all Persons, without limitations of any kind, the tax treatment and tax structure of the transaction described in this Credit Agreement and all materials of any kind (including opinions or other tax analyses), if any, that are provided to the Administrative Agent or such Syndication Party relating to such tax treatment and tax structure. Nothing in the preceding sentence shall be taken as an indication that such transaction would, but for such sentence, be deemed to be a “reportable transaction” as defined in Treasury Regulation Section 1.6011-4. Borrower consents to the publication by the Administrative Agent or any Syndication Party of customary advertising material relating to the transactions contemplated hereby using the name, product photographs, logo or trademark of Borrower. In addition, the Administrative Agent and the Syndication Parties may disclose the existence of this Credit Agreement and information about this Credit Agreement to market data collectors, similar service providers to the lending industry and service providers to the agents and the Syndication Parties in connection with the administration of this Credit Agreement and the other Loan Documents.
16.23    USA PATRIOT Act Notice Each Syndication Party that is subject to the USA PATRIOT Act and the Administrative Agent (for itself and not on behalf of any Syndication Party) hereby notifies Borrower that pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies Borrower, which information includes the name and address of Borrower and other information that will allow such Syndication Party or the Administrative Agent, as applicable, to identify Borrower in accordance with the USA PATRIOT Act.
16.24    Waiver of Borrower’s Rights Under Farm Credit Act Borrower, having been represented by legal counsel in connection with this Credit Agreement and, in particular, in connection with the waiver contained in this Section 16.24, does hereby voluntarily and knowingly waive, relinquish, and agree not to assert at any time, any and all rights that Borrower may have or be afforded under the sections of the Agricultural Credit Act of 1987 designated as 12 U.S.C. Sections 2199 through 2202e and the implementing Farm Credit Administration regulations as set forth in 12 C.F.R Sections 617.7000 through 617.7630, including those provisions which afford Borrower certain rights, and/or impose on any lender to Borrower certain duties, with respect to the collection of any amounts owing hereunder or the foreclosure of any liens securing any such amounts, or which require the Administrative Agent or any present or future Syndication Party to disclose to Borrower the nature of any such rights or duties. This waiver is given by Borrower pursuant to the provisions of 12 C.F.R. Section 617.7010(c) to induce the Syndication Parties to fund and extend to Borrower the credit facilities described herein and to induce those Syndication Parties which are Farm Credit System Institutions to agree to provide such credit facilities commensurate with their Individual 5-Year Commitments as they may exist from time to time.
16.25    More Restrictive Covenants
(a)If at any time, Borrower or any of its Subsidiaries enters into any Material Debt Agreement (including for the avoidance of doubt the Pre-Export Credit Agreement) pursuant to which Borrower or such Subsidiary is required to comply with any covenant or provision that is more restrictive in any respect than the covenants and provisions contemplated in this Credit Agreement (such covenant or provision, an “Additional Provision”), Borrower shall promptly give notice (except with respect to the Pre-Export Credit Agreement unless it is amended, restated, supplemented or otherwise modified after the date hereof) to the Administrative Agent and shall, at the request of the Administrative Agent, whether acting on behalf of the

Syndication Parties or on the instructions of the Required Lenders, execute and deliver such amendments and/or supplements to this Credit Agreement to evidence the agreement of Borrower and its Subsidiaries and the Administrative Agent and the Syndication Parties to comply with such more restrictive covenant or provision;
(b)so long as no Potential Default or Event of Default has occurred and is continuing on the date on which any Additional Provision is amended or modified in the relevant Material Debt Agreement such that such Additional Provision is less restrictive on Borrower in a manner consistent with this Credit Agreement, any Additional Provision is removed from such Material Debt Agreement or such Material Debt Agreement shall be terminated, any Additional Provision incorporated into this Credit Agreement pursuant to this Section 16.25: (x) shall be deemed amended, modified or removed as a result of any amendment, modification or removal of such Additional Provision under such Material Debt Agreement and (y) shall be deemed deleted from this Credit Agreement at such time as such Material Debt Agreement shall be terminated and no amounts shall be outstanding thereunder; provided, that, (i) other than as provided in this Section 16.25, this Credit Agreement shall not be amended to delete any covenant, undertaking, event of default, restriction or other provision included in this Credit Agreement (other than by operation of Section 16.25(a)) or to make any such provision less restrictive on Borrower and its Consolidated Subsidiaries; and (ii) if any lender, noteholder or agent under any Material Debt Agreement is paid any remuneration as consideration for any amendment, modification or removal of such Additional Provision under such Material Debt Agreement, then such remuneration shall be concurrently paid, on the same equivalent terms, ratably to each Syndication Party hereunder; and
(c)Borrower will not at any time permit any Subsidiary to guaranty, become a co-borrower or otherwise become obligated in respect of any Debt owing under any Material Debt Agreement unless contemporaneously such Subsidiary guaranties, or becomes similarly obligated in respect of Bank Debt, in each case pursuant to documentation in form and substance reasonably satisfactory to the Administrative Agent.
16.26    LLC Divisions For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s law): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Voting Interests at such time.
16.27    Amendment and Restatement of the Existing Credit Agreement
a.The parties to this Credit Agreement agree that, upon (i) the execution and delivery by each of the parties hereto of this Credit Agreement and (ii) satisfaction of the conditions set forth in Section 10.1, the terms and provisions of the Existing Credit Agreement shall be and hereby are amended, superseded and restated in their entirety by the terms and provisions of this Credit Agreement. This Credit Agreement is not intended to and shall not constitute a novation. All “Loans” made and “Bank Debt” incurred or arising under the Existing Credit Agreement which are outstanding on the Closing Date shall continue and be re-evidenced as Bank Debt under (and shall be governed by the terms of) this Credit Agreement and the other Loan Documents (such existing “Loans” being referred to herein as the “Existing Loans”). Without limiting the foregoing, upon the effectiveness hereof: (A) all references in the “Loan Documents” (as defined in the Existing Credit Agreement) to the “Administrative Agent”, the “Credit Agreement” and the “Loan Documents” shall be deemed to refer to the Administrative Agent, this Credit Agreement and the Loan Documents, (B) all obligations constituting “Bank Debt” (as defined in the Existing Credit Agreement) with any Syndication Party or any Affiliate of any Syndication Party (other than a Departing Lender) which are outstanding on the Closing Date shall continue as Bank Debt under this Credit Agreement and the other Loan Documents, (C) the Administrative Agent shall, in consultation with Borrower, make such reallocations, sales, assignments or other relevant actions in respect of each Syndication Party’s credit and loan exposure under the Existing Credit Agreement as are necessary in the judgment of the Administrative Agent in order that each such Syndication Party’s outstanding Loans hereunder reflect such Syndication Party’s ratable share of the Loans on the Closing Date, (D) the “Bank Debt” (as defined in the Existing Credit Agreement) (excluding contingent indemnification obligations to the extent no unsatisfied claim giving rise thereto has been asserted and any obligations referred to in clause (E) hereof) under the Existing Credit Agreement of each Departing Lender shall be repaid in full, each Departing Lender’s “Individual 5-Year Commitment” under the Existing Credit Agreement shall be terminated and each Departing Lender shall not be a Syndication Party hereunder and has no further rights as a Syndication Party under the Existing Credit Agreement or hereunder; provided that it shall continue to be entitled to the benefits of Sections 6.7, 13.1, 13.2, 16.12 and 16.13 of the Existing Credit Agreement and the other provisions of the Existing Credit Agreement and the other Loan Documents (as defined in the Existing Credit Agreement) that expressly survive the termination hereof with respect to facts and circumstances occurring prior to the date hereof, and (E) Borrower hereby agrees to compensate each Syndication Party (including each Departing Lender) for any and all losses, costs and expenses incurred by such Syndication Party in connection with the sale and assignment of any LIBO Rate Loans (including the “LIBO Rate Loans” under the Existing Credit Agreement) and such reallocation described above, in each case on the terms and in the manner set forth in Section 6.7 of the Existing Credit Agreement.
b.Notwithstanding anything to the contrary herein or in the Existing Credit Agreement, solely with respect to any Syndication Party hereunder that was a “Syndication Party” under (and as defined in) the Existing Credit Agreement immediately prior to the effectiveness of this Credit Agreement, other than any Departing Lender (each such Syndication Party, a “Specified Lender”), for the period commencing on March 1, 2019 until the Closing Date of this Credit Agreement, the “5-Year Margin” with respect to each such Specified Lender’s “Loans”, if any, under (and as defined in) the Existing Credit Agreement shall be deemed to equal the 5-Year Margin (determined based on Tier 2) with respect to LIBO Rate Loans hereunder. The Administrative Agent is hereby authorized by Borrower and each of the Syndication Parties (including any Departing Lenders) to take such actions as are necessary to effect the foregoing in the exercise of its reasonable discretion.
c.Without limiting the foregoing, the parties hereto (including, without limitation, each Departing Lender) hereby agree that the consent of any Departing Lender shall be limited to the acknowledgement and agreement of the provisions in this Section 16.27 and shall not be required as a condition to the effectiveness of any other amendments, restatements, supplements or modifications to the Existing Credit Agreement or the Loan Documents.
16.28    No Advisory or Fiduciary Relationship In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), Borrower acknowledges and agrees that (a)(i) the arranging and other services regarding this Credit Agreement provided by the Administrative Agent and Syndication Parties are arm’s-length commercial transactions between Borrower and its respective Affiliates, on the one hand, and the Administrative Agent and the Syndication Parties, on the other hand, (ii) Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (iii) Borrower is capable of evaluating, and understands and accepts, the term, risks and conditions of the transactions contemplated hereby and by the other Loan Documents, (b)(i) the Administrative Agent and each Syndication Party is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for Borrower or any of its Affiliates, or any other Person and (ii) neither the Administrative Agent or any Syndication Party has any obligation to Borrower or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (c) the Administrative Agent and each Syndication Party and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of Borrower and its respective Affiliates, and neither Administrative Agent nor any Syndication Party has any obligation to disclose any of such interests to Borrower or any of its Affiliates.
16.29 Acknowledgement and Consent to Bail-In of EEA Financial Institutions
Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:
(a)the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder that may be payable to it by any party hereto that is an EEA Financial Institution; and
(b)the effects of any Bail-In Action on any such liability, including, if applicable:
(i)a reduction in full or in part or cancellation of any such liability;
(ii)a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Credit Agreement or any other Loan Document; or
(iii)the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of any EEA Resolution Authority.
16.30    Terms Generally Defined terms shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation” unless already followed by such phrase. The word “will” shall be construed to have the same meaning and effect as the word “shall”; and the words “asset” and “property” shall be construed as having the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Credit Agreement unless the context shall otherwise require. Except as otherwise expressly provided herein, (a) any reference in this Credit Agreement to any Loan Document shall mean such document as amended, restated, supplemented or otherwise modified from time to time, in each case, in accordance with the express terms of this Credit Agreement, and (b) all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time.
[Signature pages commence on the next page]

IN WITNESS WHEREOF, the parties have executed this 2019 Amended and Restated Credit Agreement (5-Year Revolving Loan) as of the date first above written.
BORROWER:
CHS INC., a cooperative corporation formed under the laws of the State of Minnesota
By:________________________________
Name:
Title:

ADMINISTRATIVE AGENT, BID AGENT AND LETTER OF CREDIT BANK:
COBANK, ACB
By:
Name:
Title:

SYNDICATION PARTIES:
COBANK, ACB
By:
Name:
Title:
Coöperatieve Rabobank U.A., New York Branch
By:
Name:
Title:

Sumitomo Mitsui Banking Corporation
By:
Name:
Title: